

82- SUBMISSIONS FACING S

03022825

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gambro AB

*CURRENT ADDRESS Jakobsgatan 6
P.O. Box 7373
SE-103 91 Stockholm
Sweden

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 24 2003
THOMSON FINANCIAL

FILE NO. 82- 34731 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM
DATE : 6/16/03

ANNUAL REPORT 2001


GAMBRO

A LEADING GLOBAL MEDICAL TECHNOLOGY AND HEALTHCARE COMPANY

VISION

To be the globally preferred partner among patients and healthcare providers by delivering world class blood- and cell-based solutions and services.

CORE PURPOSE

To save lives and improve the quality of life for the people we serve.

Cover: Bill Baumgarten, age 52
Cincinnati, USA
Likes playing with his grandchild
Dialysis patient for one year

Below: Beverley Moore, age 45
London, England
Loves salsa dancing
Dialysis patient for one year



Contents

As a guidance in this annual report certain figures are also given in USD. These are indicative figures, which for profit and loss items 2001 and 2000 are based on the average exchange rate for USD 2001 and for balance sheet items 2001 and 2000 on the exchange rate at the end of 2001. All market data are Gambro's own estimates. For exchange rates, see note 33.

The year in brief

Group sales amounted to MSEK 26,720 (22,245), an increase of 20 percent over 2000. Operating profit before depreciation (EBITDA) amounted to MSEK 3,305 (3,983), a decrease of 17 percent from 2000. Excluding nonrecurring items EBITDA increased by 8 percent to MSEK 4,268 (3,969).

Gambro Healthcare

The Group strengthened its leading position in international renal care by good organic growth and selective acquisitions of clinics in the US and in Europe. At the end of the year Gambro operated 675 clinics, serving 50,880 patients. 18 clinics were closed/divested during the year, 37 were acquired and 20 de novo clinics opened.

Revenue per treatment in the US was improved and reached USD 237 (USD 228).

Gambro and Dendreon Corporation teamed up to support the commercialization of Dendreon's therapeutic cancer vaccines. Gambro Healthcare US clinics will serve as cell collection centers using Gambro BCT's Spectra apheresis system.

Gambro received a subpoena from the US Department of Justice requesting information on the business activities and operations of Gambro Healthcare in the US.

A balance of MSEK 927 (MUSD 85) was reserved for unbilled receivables for laboratory services in the US. A new order entry system was implemented to ensure that billings to Medicare for laboratory tests meet the most stringent interpretations.

Gambro Renal Products

In August a new production plant for dry concentrates opened in Lund, Sweden. The new plant enables Gambro to double its existing production capacity of dry concentrates.

Gambro expanded substantially its production capacity of synthetic membrane dialyzers to meet growing demand worldwide. The investment added about 5 million units per year in capacity at a new production plant in Hechingen, Germany. In addition Gambro announced in April further investments in new capacity for dialyzers in Hechingen and Meyzieu, France. Capacity will increase by about 8 million units per year. Products from this investment will reach the market in 2003.

Gambro BCT

The Japanese Red Cross Society approved license of Trima Automated Blood Collection System for blood component collection. Gambro BCT began implementation of the Trima System in several US locations for Blood Systems Inc., the second-largest blood collection organization in the US.

Gambro and BioTransplant Inc. signed an exclusive distribution agreement for the Eligix product line for treatment of cancer.

Gambro BCT was awarded US patents for its Pathogen Eradication Technology involving the use of riboflavin. Several additional patent applications have been filed worldwide.

Gambro acquired assets owned by Sanguistech AB. The acquisition enables Gambro BCT to increase the number of procedures that can be delivered to blood centers around the world.

Gambro Group

Sandra Austin Crayton, Wilbur H. Gantz and Gambro President Sören Mellstig were elected as new members of the Gambro Board of Directors. Mikael Lilius had declined reelection.

Key ratios

MSEK	**2001**	2000	1999	1998	1997
Revenues	**26,720**	22,245	19,743	18,734	19,490
Earnings after financial items	**-193**	-527	1,893	4,991	13,890
Return on shareholders' equity[1], %	**-1.9**	4.7	8.6	10.7	57.6
Return on total capital, %	**1.6**	0.9	7.4	14.6	35.3
Earnings per share[1], SEK	**-1.22**	2.85	4.66	6.70	33.70
Total return on Gambro share, %	**-0.5**	-10.7	-11.0	-29.3	46.9
Equity/asset ratio, %	**57**	60	59	54	52
Interest coverage, multiple	**0.8**	0.4	4.1	5.5	14.7

[1]After full tax

Organization and objectives

Gambro is a global company organized into three business areas relating to medical technology and healthcare services: Gambro Healthcare, Gambro Renal Products, and Gambro BCT.

The company has about 20,400 employees in 40 countries and had revenues of approximately MSEK 26,720 (MUSD 2,597) in 2001.

Gambro's overall objectives for the year are to leverage the improved platform for growth and profitability. Focus will also be to define the business model as an integrated healthcare company and to explore new growth opportunities. The financial objectives for the group in 2002 are to deliver a revenue growth of 8-10 percent, improve the operating margin trend and further improve cash flow from operations. The financial results on a group level will be affected by costs related to the subpoena in Gambro Healthcare US.

Revenues by business area



100
80
60
40
20
0
%
7%
32%
61%
7%
35%
58%
2001
2000
Gambro BCT
Gambro Renal Products
Gambro Healthcare

Revenues by market



100
80
60
40
20
0
%
11%
26%
63%
11%
28%
61%
2001
2000
Asia and the rest of the world
Europe
US

Operating earnings before depreciation (EBITDA)



Gambro Renal Products and Gambro BCT
50%
50%
Gambro Healthcare



● Clinics
● Subsidiaries and sales offices
● Production sites
● Distributors and agents

Eugene Brown, age 66
London, England
Looking forward to his next long journey
Dialysis patient for one year



Life follows its own destiny. I have had an active life as a postal worker. Now that I'm retired, I ought to have time for travel, but my illness makes it more difficult. Last year I visited the US and enjoyed being able to visit relatives and friends. My dream is a kidney transplant. That's my greatest wish.

Clinics the highest priority



The clinics within Gambro Healthcare were the highest priority for the Board of Directors during 2001. Claes Dahlbäck, Chairman of Gambro's Board of Directors, now reports that the Group's clinic operations have undergone important improvements, while Gambro Renal Products has shown positive growth and profitability and Gambro BCT has entered an exciting new phase.

Dear shareholders,
During 2001, the Board of Directors focused on the clinic operations within Gambro Healthcare. We are pleased to report that the business area management was able to implement distinct improvements in efficiency and profitability while simultaneously maintaining or improving medical quality. We are well on the way, but it is vital that we continue with the task we have initiated.

Costs and revenues are being examined in detail to identify those parts of operations where the greatest improvements could be achieved. The focus is now on organic growth.

The collapse of the Argentine economy was naturally a setback, since Gambro had invested in about 30 clinics in the country. This factor had a negative impact on Gambro Healthcare's operating margin.

In June 2001, the US Department of Justice issued a subpoena requesting information about the business operations of Gambro Healthcare in the US. Gambro appointed a committee to provide information to the Department of Justice.

Also in June, the board decided to make a provision of MSEK 927 (MUSD 85) for unbilled laboratory services in the US. The decision was prompted by a desire to resolve, as effectively as possible, the issues concerning billing to the Medicare authority in the US.

It is pleasing to note how favorably operations within Gambro Renal Products developed during the year. The restructuring program launched at the beginning of 1999 has yielded significant results, and both growth and profitability are now at favorable levels.

Some promising new products were launched, and a decision was made to substantially increase production capacity at the dialyzer production plants in Hechingen in Germany and Meyzieu in France.

Gambro BCT encompasses many interesting operations. Traditionally, Gambro BCT has grown organically, but during 2001 the business area entered into a number of strategic partnerships.

The largest ongoing research project, focusing on Pathogen Eradication Technology (PET), continued to make promising progress and has exciting potential.

I am pleased to report the appointment of two new external board members during 2001, Sandra Austin Crayton and Wilbur H. Gantz. Sandra and Wilbur know the US market inside out, have an excellent understanding of service operations and have provided outstanding support when issues relating specifically to the US have arisen.

Special thanks also go to Sören Mellstig for his admirable work during his first full year as President and CEO of Gambro.

Finally, I would like to express my sincere thanks to all the employees at Gambro and to my colleagues on the board for their dedicated and professional contributions to Gambro's development.

Stockholm, February 13, 2002
Claes Dahlbäck

Time to look forward

Gambro President and CEO Sören Mellstig says the action programs in the business areas are proceeding according to plan. The development trend is positive, and work on the strategic program to broaden operations has intensified. However, on the minus side, the Group as a whole has been facing some major challenges.



During a year that witnessed several world-shaking events, Gambro's internal organization was characterized by a high degree of stability. The management structure that was introduced in autumn 2000 is now firmly established, and the action programs that were subsequently outlined are moving ahead at full speed.

Consolidated sales increased by 20 percent (9 percent currency-adjusted) during 2001. All three business areas achieved more rapid growth than the market as a whole. The cash flow has improved positively for the year. We have seen a turnaround in the margin trend for Gambro Healthcare and the product business areas have improved their margins quarter-by-quarter compared to 2000.

While it is somewhat disappointing to note that, despite all these efforts, Gambro's share price has not increased, we can note that, in a market that has fallen dramatically, we remain on roughly the same level as a year ago.

During the year we have faced some major challenges:

- The cost of resolving the problems relating to the invoicing of Gambro Healthcare's laboratory services in the US turned out to be higher than expected.
- The subpoena served on Gambro by the US Department of Justice has necessitated a process that will be expensive to pursue.

The documentation concerning the laboratory tests did not fulfill the specific demands of the authorities, and we were forced to write off a substantial portion of test-related receivables for the period from 1998 onward. As a result, we changed our financial reporting procedures and introduced a new order-processing system that we expect to establish gradually throughout the clinic organization during 2002.

The subpoena relates to a broadly based investigation into our clinic operations in the US. This and similar inquiries are part of the US authorities' process of checking their expenditures on medical care. We are handling this matter in accordance with the established legal procedures and have assigned much of the work involved to external lawyers in order to avoid disrupting our day-to-day operations. The costs for these services amounted to MSEK 99 (MUSD 10) during 2001.

By addressing the laboratory issue and the subpoena with rapid and separate measures, we ensured that management was able to maintain its focus on business-related matters.

Action plans and agenda

In autumn 2000, during my first six months as CEO, an overall agenda was adopted that included action plans both for the individual business areas and for the Group as a whole. During 2001, these plans were translated into concrete activities that produced a number of positive results:

Within Gambro Healthcare in the US, we have noted a clear change of trend. The new, decentralized organization has settled in, personnel turnover has decreased and revenue per treatment is increasing. In line with the new acquisition strategy, the number of clinics acquired during the year declined. The few acquisitions made were based on careful selection, for example to supplement operations in a particular region.

The national economic crisis in Argentina has created a fundamental uncertainty in regard to the business conditions for our clinic operations there. Accordingly, our strategy in Argentina will be based on caution, focusing for the time being on weathering the storm at the local level, pending a clarification of the economic situation in Argentina.

Both in the US and on the international front, clinic operations are focusing on increased profitability coupled with improved care quality. We have also begun looking at possible new sources of revenue. An example is the cooperation agreement with Dendreon Corporation in the US, which develops products for cancer treatment. In this unique collaboration, we use our network of clinics to collect white blood cells from cancer patients. Gambro BCT is involved, contributing its cell-separation know-how based on the Spectra system.

Within Gambro Renal Products we have achieved a stable profitability platform on which to base new product launches and long-term growth. The changeover from non-synthetic to synthetic dialyzers has proceeded more rapidly than expected, and new decisions were made during 2001 to further increase production capacity for synthetic dialyzers. Investments will be made in fewer but larger units, thereby increasing the critical mass available for product-development programs and quality assurance of processes.

Gambro BCT is focusing on long-term growth, at the same time as we are keeping a watchful eye on the profitability trend to ensure that it remains positive. The Pathogen Eradication Technology (PET) research program has achieved its objectives to date. During 2001 we invested MSEK 133 (MUSD 13) in the further development of PET, and we plan to double this investment to about MSEK 250 (MUSD 25) during 2002. To realize the full potential of a project of this magnitude, cooperation will be necessary in several spheres. These will cover continued development and production, distribution within and outside the blood-banking market, as well as financing. Accordingly, we intend to review the finance framework and discuss possible alliances or partnerships to support the project.

As part of the process of breaking into a larger market, Gambro BCT has broadened its operations by entering into several highly interesting partnerships. A cooperation agreement with Sangart Inc., for example, could result in Gambro's PET technology being used in the production of blood substitutes. In the area of therapeutic specialties an agreement has been signed with BioTransplant Inc., which will strengthen our position in stem cell technology.

Strategic development

The broadening of operations that has been initiated within Gambro BCT provides a good illustration of the strategy that applies throughout the Group: we will engage in new activities in areas that are closely related to our existing operations.

At this point, I feel confident that the action programs in the business areas will proceed as planned and yield the expected results. This will allow us to raise our sights and work more intensively on a strategic agenda for the Group as a whole. As a global enterprise, we must naturally exploit the synergies that exist between our business areas. During 2001, for example, Gambro Healthcare and Gambro Renal Products jointly conducted a detailed mapping of the dialysis process in the clinics. The results will lead to benefits in the form of increased precision in the development of both methods and products.

We also intend to add value to the Group by more closely examining the balance of our business portfolio. Growth will no longer be based solely on acquisitions in the service segment, but also on primarily organic growth and on the discovery of new business opportunities in areas that are adjacent to our present field of operations.

Gambro's future orientation will be based consistently on our common vision: "To be the globally preferred partner among patients and healthcare providers by delivering world class blood- and cell-based solutions and services."

Global expansion and market growth

As we seek to enter new markets, cooperation between the business areas is important as we make full use of our strength as a global Group. This is, for example, how we are approaching our drive for further growth in Asia.

Overall, the dialysis market continues to show stable growth, with an annual increase of about 7 percent through the intake of new patients. Growth prospects are also favorable in the market for blood products, and Gambro's growth target remains as before: we will increase Group sales by 8 to 10 percent per year.

I would like to thank all the Gambro employees for their excellent work during the year.



Stockholm, February 13, 2002
Sören Mellstig

John Parker, age 72
London, England
Soccer fan (Tottenham)
Dialysis patient for two years



I have been fortunate in life and had an interesting career at the ministry that involved a lot of travel. Nowadays I enjoy trips to the Swiss Alps with my wife. I usually start my hikes at 1,500 meters, then make my way slowly upwards to 3,000 meters. The higher up I get, the better I feel. I have a strong belief in myself. How you feel mentally and emotionally has a big influence on the course of the illness.

Gambro share outperformed index

The Gambro share is listed on the Stockholm Stock Exchange (Stockholmsbörsen), where it was originally listed under the Incentive name on July 18, 1991. Incentive was renamed Gambro on July 1, 1998.

Return on the Gambro share

During 2001, Gambro shareholders received a dividend of SEK 1.10 per share.

The total return on Gambro shares in 2001 amounted to a loss of 0.5 percent. The average for Stockholmsbörsen was a loss of 14.8 percent. The total return on a share includes the share price performance and the reinvestment of dividends.

Share price performance

Gambro shares series A decreased by 4.4 percent in 2001 from SEK 68.50 to SEK 65.50. Series B decreased by 2.2 percent in 2001 from SEK 67.50 to SEK 66.00. Affärsvärlden's Generalindex fell by 16.7 percent during 2001. The year's highest and lowest prices paid for series A were SEK 80.00 and SEK 59.00 and for series B SEK 79.50 and SEK 58.50.

Capitalization

On December 31, 2001, Gambro's total market capitalization was SEK 22.6 billion, compared with SEK 23.5 billion a year earlier, making the company the 28th largest on Stockholmsbörsen.


80
75
70
65
60
55
50
45
11000
9900
8800
7700
6600
5500
4400
3300
2200
1100
J
01
F
M
A
M
J
J
A
S
O
N
D
B-share
Afv Generalindex
Total number of shares (thousands, including afterhours trading)

Price trend and trading volume 2001

Source: SIX Findata


275
250
225
200
175
150
125
100
75
50
97
98
99
00
01
B-share
Afv Generalindex

Price trend 1997–2001

Source: SIX Findata


280
240
200
160
120
80
97
98
99
00
01
B-share
SIX Return Index

Gambro share: Total return 1997–2001

Source: SIX Findata

Share prices paid

at December 31 (SEK)	**2001**	2000	1999	1998	1997
Series A	**65.50**	68.50	76.50	88.00	143.00
Series B	**66.00**	67.50	77.00	88.00	143.00

Distribution of share types

	Number of		Proportion, %	
Share type	Shares	Votes	Shares	Votes
Series A	250,574,090	250,574,090	72.7	96.4
Series B	94,079,198	9,407,920	27.3	3.6
Total	344,653,288	259,982,010	100	100

Per-share data[1]

	2001	2000	1999	1998	1997
Dividend, SEK	**1.10**[2]	1.10	1.10	1.00	2.00
Dividend as % of market value (direct yield)	**1.7**	1.6	1.4	1.1	1.4
Earnings, SEK	**-1.22**	2.85	4.66	6.70	33.70
Total shareholders' return, %	**-0.5**	-10.7	-11.0	-29.3	46.9
Shareholders' equity, SEK	**65**	64	57	52	74
Market value/net profit (p/e ratio)	**neg**	22.6	16.5	13.1	4.2
Market value/shareholders' equity, %	**100**	102	135	169	193

[1] After full tax [2] Proposed

Turnover

About 248 million Gambro shares, valued at SEK 16.7 billion, were traded in 2001. The turnover rate for Gambro's shares in 2001 was 72 percent; 52 percent of the A shares and 126 percent of the B shares were traded. Stockholmsbörsen's turnover rate was 122 percent in 2001.

Beta value

The beta value is a risk measurement that shows the sensitivity of stock prices to market fluctuations, compared with the entire market over a given period of time. A beta value of more than 1.0 means the share price is more volatile than the market index. If the beta value is lower than 1.0, the share is less sensitive than the market as a whole.

According to SIX Findata, the beta value of the Gambro share is 0.46, measured against Affärsvärlden's Generalindex over the past 48 months. This means the Gambro share has varied 54 percent less than the index.

Dividend

The Board of Directors proposes a dividend of SEK 1.10 per share for 2001.

Share capital

Gambro's share capital at year-end amounted to MSEK 689, represented by some 345 million shares with a par value of SEK 2 each. These shares comprise about 250 million series A shares (1 share, 1 vote) and about 94 million series B shares (1 share, 1/10 vote).

Shareholders

At the end of 2001, Gambro had 77,256 shareholders, down 7 percent compared with December 31, 2000. Share ownership in Gambro is concentrated, with 25 shareholders accounting for about 59 percent of the shares.

Gambro's largest shareholder is Investor AB, with 19.9 percent of the capital and 26.3 percent of the votes. Gambro's 10 largest owners hold shares corresponding to 48.8 percent (44.2) of the capital and 57.2 percent (53.4) of the votes.

Swedish institutions hold 45 percent (47) of the shares, while Swedish mutual funds hold 10 percent (9). Swedish private individuals own 11 percent (19) of the shares.

The proportion of shares owned by individuals or legal entities domiciled outside Sweden amounts to 34 percent (25).

Ownership distribution, December 31, 2001

Number of shares	Number of shareholders	% of shareholders	% of share capital
1-500	52,291	67.7	2.8
501-1,000	12,005	15.5	2.8
1,001-10,000	12,025	15.6	9.1
10,001-50,000	651	0.8	4.0
50,001-100,000	100	0.1	2.1
100,001-	184	0.2	79.2
Total	77,256	100	100

Source: VPC

Distribution of shareholders


Owners outside Sweden
34%
45%
Swedish institutions
10%
11%
Swedish mutual funds
Swedish private individuals

Source: SIS Ägarservice

Ten largest shareholders, December 31, 2001

Shareholder	Number of shares	% of share capital	% of votes
Investor	68,488,225	19.9	26.3
Chase Manhattan	23,731,942	6.9	6.1
State Street Bank & Trust	20,315,697	5.9	6.9
Wallenberg foundations	15,000,000	4.4	5.8
Alecta	10,749,460	3.1	3.9
Fidelity Funds	7,559,500	2.2	2.9
Morgan Stanley & Co	7,432,205	2.2	2.5
Skandia	7,015,612	2.0	2.4
Hedge Ltd	3,938,790	1.1	0.2
Svenska Handelsbanken	3,820,152	1.1	0.2
Total	168,051,583	48.8	57.2

Source: VPC (complete shareholder register including trustees)

Distribution of foreign owners


Others
19%
Belgium 3%
Luxembourg
5%
62%
US
11%
United Kingdom

Source: SIS Ägarservice

Analysts who continuously monitor Gambro

Gambro is followed by the analysts listed below. Please note that any opinions, estimates or forecasts regarding Gambro's performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of Gambro or its management. Gambro does not by its reference below or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.

ABG Sundal Collier
Erik Magnusson +46 8 566 28 693

Alfred Berg
Paula Treutiger +46 8 723 6085

BHF Bank AG - ING
Gerrit Jost +49 69 718 3785

BNP Paribas
Liz Mitchell +44 207 595 3685

Carnegie
Kristofer Liljeberg-Svensson +46 8 676 8763

Cazenove
Jonas Pålsson +44 207 588 2828

Cheuvreux de Virieu
Karl Johan Bonnevier +44 207 621 5170

Crédit Lyonnais
Michael Leacock +44 207 214 5182

CSFB
Alexander Burgansky +44 207 888 0864

Danske Securities
Sören Samsöe +45 33 64 92 48

Deutsche Bank
Johan Strandberg +46 8 463 5511

Enskilda Securities
Lars Hevreng +46 8 5222 9813

Goldman Sachs International
Hans Boström +44 207 552 5991

Hagströmer & Qviberg
Johan Dahl +46 8 696 1851

HSBC Trinkaus & Burkhardt
Marietta Miemietz +49 211 910 2828

JP Nordiska
Leif Ljungqvist +46 8 791 4836

Merrill Lynch
Andreas Schmidt +49 69 58 99 5204

Morgan Stanley
James McKean +44 207 425 6619

Nordea Securities
Stefan Wikholm +46 8 407 9225

Salomon Smith Barney
Jeremy Green +44 207 986 4032

SG Securities
Peter Laing +44 207 522 1531

Swedbank
Martin Sirkorski +46 8 5859 1845

Svenska Handelsbanken
Patrik Ling +46 8 701 2108

Öhman Fondkommission
Sten Westerberg +46 8 402 5288

Comprises two organizational segments: Gambro Healthcare US, which cares for about 40,000 patients and operates 533 clinics in the United States, and Gambro Healthcare International, which cares for about 11,000 patients in 142 clinics outside the US.

From acquisitions to organic growth

The number of clinics has reached critical mass, and the focus is now on organic growth. Gambro Healthcare US made refinements to its decentralized organizational structure with resultant improvements in financial performance for the clinic operations.

The year in brief

The year 2001 was a time of change and recovery for the largest business area, Gambro Healthcare. It was a year characterized by a shift in focus from fast growth through acquisitions to an emphasis on organic growth, operational efficiency and even greater quality of care.

Gambro Healthcare's sales increased by 25 percent during 2001 to MSEK 16,238 (MUSD 1,578), a currency-adjusted increase of 12 percent.

The business area's operating profit before depreciation and amortization increased by 9 percent to MSEK 2,314 (MUSD 225). The operating margin was 14.2 percent (2000: 16.4 percent). Both sales and profits were negatively affected by change in the accounting methodology for revenue from laboratory tests performed at Gambro Healthcare Laboratory Services. As of April 1, revenue is not recorded until the laboratory tests are billed. Previously, revenue was recorded when the tests were performed. The negative impact of this reduced operating income is approximately MSEK 250 for 2001.

2001 was the first full year of operation with a new business area organization. Gambro Healthcare US was responsible for operations in the US and is managed by Larry C. Buckelew. Gambro Healthcare International was responsible for all operations outside the US.

During the year, Gambro Healthcare acquired 37 clinics (27 in the US) and started 20 of its own (16 in the US). During the period, 18 clinics were closed/divested, all in the US. In line with the business area's strategy, the intensity of acquisitions was gradually reduced during the year.

At the end of the year, Gambro operated 675 clinics with more than 50,000 patients. Of these clinics, 533 are located in the US, serving 40,000 patients.

In total, more than 7.1 million treatments were provided, an increase of 10 percent from 2000.

Gambro Healthcare US

Performance in 2001

Gambro Healthcare US reported sales growth of 25 percent (currency-adjusted, 11 percent), about the same growth as in 2000.

The extensive operational and financial improvement program that was initiated at the end of fiscal 2000 resulted in a turnaround in the margin trend for the US clinic business during 2001. After a declining trend for operating margins in 2000, the margin increased for each quarter of 2001 (assuming comparable figures according to the new accounting methodology). The primary drivers of improved margins were increased revenue per treatment and stable labor costs per treatment applied to increased treatment volumes, notably in the more profitable areas of peritoneal dialysis and acute (in-hospital) treatments.

Revenues per treatment increased in the US and amounted to SEK 2,490 (USD 242) during the fourth quarter, a rise of 6 percent from the fourth quarter of 2000. For the full year 2001 the revenue per treatment reached USD 237, compared with USD 228 for 2000. This increase was due to several factors: improved treatment mix, improved payer mix, increased focus on anemia management and a 2.4 percent increase in the composite reimbursement rate for dialysis treatments by Medicare, the US federal healthcare system. However, the increase was limited by lower revenues from the laboratory due to the new revenue recognition methodology.

Gambro Healthcare US launched a successful recruiting program and stabilized the caregiver work force, significantly reducing turnover and the need for overtime and the use of contract labor. The result was a significant improvement in productivity and operating efficiencies that mitigated increases in overall cost of labor resulting from the shortage of caregivers (registered nurses) in the US.

Within the US healthcare system, the payment for dialysis treatment varies widely depending on the type of treatment (in center, peritoneal dialysis or in hospital) and the payer (US federal government, private insurance company or managed care organization). Gambro Healthcare US continually evaluates its payer mix and treatment mix in an ongoing effort to improve patient outcomes and financial performance.

Gambro Healthcare US was decentralized at the end of 2000, a move that



was completed during 2001. Operations were divided into three divisions and 12 regions. Each clinic was given increased resources and greater responsibility for both care quality and financial results. The organization now functions more efficiently and is more reliable, due to clarity of roles, accountability for results and adequate resources on a local level to achieve improved operational and financial results.

Resolution of laboratory billing issues

Gambro Healthcare Laboratory Services entered 2001 having resolved its investigation by the US federal government into billings for tests performed before May 1998, but still faced with the challenge of collecting for unbilled tests after that date. In June 2001, after an extensive analysis of the various levels of documentation and the differences in interpretations of the US regulatory guidance, Gambro Healthcare Laboratory Services determined to make a provision of MSEK 927 (MUSD 85 including MUSD 9 for the cost of the analysis) against unbilled tests performed from October 1998 through March 2001. In addition, Gambro Healthcare Laboratory Services changed its accounting methodology effective April 1, 2001, so that only billed tests are reflected in revenue. The change in accounting, together with the implementation of a new laboratory test order entry system, ensures that only tests meeting the strictest documentation standards are reflected as revenue.

During 2001, the new management team at Gambro Healthcare Laboratory Services has successfully dealt with the carryover issues related to billing for laboratory tests and is firmly focused on the future – a future that includes rebuilding the revenue and income stream as a result of implementation of the new order entry system, expanding laboratory services beyond Gambro-owned clinics and evaluating software solutions to support the ongoing growth of the business.

In December 2001, Gambro Healthcare Laboratory Services reached a preliminary settlement with respect to the US Department of Justice investigation that began in April 2001 related to billings for periods subsequent to January 2000. Under the proposed settlement, Gambro will pay MSEK 31 (MUSD 3), with no admission of any wrongdoing. The amount was offset against invoicing of previously unbilled laboratory services and a reversal of surplus provisions for expenses.

Subpoena

In June 2001, Gambro Healthcare, Inc. received a subpoena issued by the United States Attorney's office in St. Louis, Missouri, in connection with an investigation by the US Department of Justice. The subpoena requested information and documentation from Gambro Healthcare relating to various aspects of its dialysis operations in the United States. Gambro Healthcare believes the information requested by the subpoena is focused principally on Medicare and Medicaid billing practices and relationsships with physicians and pharmaceutical manufacturers. Gambro Healthcare is cooperating with the ongoing investigation and continues to provide information and documentation in response to the subpoena. Gambro Healthcare anticipates that it will take through much of 2002 to complete its response to the subpoena. The government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the government could seek material monetary penalties and other remedies.

Gambro Healthcare International

Performance in 2001

Sales for Gambro Healthcare International increased by 31 percent (currency-adjusted 20 percent).

However, the operating margin deteriorated somewhat during the year, partly due to the economic collapse in Argentina. As a result of this Gambro's 33 clinics faced dialysis treatment reimbursement cuts, new taxes imposed, significantly higher interest rates, etc. The reduced cash flows and the general uncertainty about the recovery of the economy has caused Gambro to make a write-off of the remaining goodwill value, MSEK 228 (38 million Argentine pesos, ARS), in December 2001. Approximately 50 percent of the charge was caused by the reduced cash flows and the rest was due to the general uncertainty going forward. In addition, a provision for receivables probably not possible to collect amounting to MSEK 62 (10 MARS) was also established.

The strategy for Gambro Healthcare International, as with Gambro Healthcare US, is to focus on organic growth, an improved operational structure and greater efficiency in existing clinics.

At year-end 2001, Gambro Healthcare International operated 142 clinics with 10,830 patients. Most clinics are located in Europe (10 countries), 33 clinics in Argentina, four in Uruguay and two in Australia.

In 2001 Gambro Healthcare International established the Renal Services Development division that will develop new business operations combining Gambro Healthcare and Gambro Renal Products. Examples may include assisting newly started clinics not owned by Gambro with operations, administration, personnel recruitment and financing. In addition, Renal Services Development will help Gambro Healthcare and Gambro Renal Products to enter new markets.

Quality excellence

Gambro Healthcare's basic idea is to be a world-class provider of renal care by combining caring, skilled, well-trained employees with the latest in medical best practices, information technology, fiscal management and efficient operational processes.

Although Gambro Healthcare operates across many countries and languages, the objective is the same: to ensure that each patient receives the highest quality of care.

Clinical competency tests verify that new employees perform procedures correctly and understand dialysis processes. Nurses and patient-care technicians with previous dialysis experience must pass an entrance exam and demonstrate their clinical competence before being accepted by Gambro Healthcare.

In addition technologies such as the Web-based Renal Information Management System are used. The system collects, sorts and translates patient outcome data to help physicians provide optimal patient care. Clinicians can use the information as guides when making decisions on issues such as adequacy, anemia, osteodystrophy, nutrition and vascular access.



Gambro's patient outcomes – measurement of care quality

October-December 2001

	US	Europe
Patient demographics (averages)		
Age (years)	60.3	62.2
No. of years of dialysis treatment	2.6	4.4
Weight (kg)	74.3	65.6
Percentage with diabetes	30%	15%
Results		
Kt/V[1] (average)	1.53	1.46
Kt/V[1] >1.3	83%	76%
Urea reduction ratio[2] (average)	74%	72%
Albumin[3] >35 g/l	83%	87%
Hemoglobin[4] >11 g/dl	77%	70%
Hematocrit[5] (average)	35%	NA

1) Kt/V is a way to assess the quantity of dialysis delivered. K = the clearance of urea (ml/min), t = the dialysis treatment time (min), V = the urea distribution volume in the body (ml). The formula used for calculation of Kt/V is based on the post-dialysis urea/predialysis urea ratio. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

2) Urea reduction ratio (URR) is a measure of how effectively a dialysis treatment removes urea from the body. The URR is calculated as (1 - postdialysis urea/predialysis urea) and is generally expressed in percent. Most national standards recommend a minimum URR of 65 percent in a thrice-weekly dialysis schedule.

3) Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of the blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition and inflammation. A serum albumin concentration of >35 g/l is generally defined as adequate, although the target value depends on the analysis method used.

4) Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients is >11 g/dl.

5) Hematocrit is a measure of the volume fraction of red blood cells. Hematocrit is used as a marker of anemia management, mainly in the US. Most standards recommend hematocrit in dialysis patients to be >33 percent.



Information technology

Gambro Healthcare US' Patient Information Internet Site enables physicians to manage a patient's care from anywhere at any time. Reporting and analytical tools are available to ensure the highest level of quality and proactive care – from immediate review of laboratory results to searching for patients with clinical outcomes outside a range the physician defines.

Among many major projects completed during the year:

• Development of a new order entry system for ordering laboratory tests from Gambro Healthcare Laboratory.

• The Web-enabled version of RIMS (Renal Information Management System) clinical/patient information system, increasing productivity and efficiency in the clinic by providing a more intuitive graphical user interface, thus reducing training needs and errors.

Major projects initiated during the year:

• Assessment of the technology infrastructure was focused on improved capacity, performance and reliability of all infrastructure components.

• Technology Enhanced Project Documentation was initiated with a goal of achieving Best in Class Compliance for the industry. Many initiatives are included in the scope of this project, including electronic physician signature and a paperless medical record with electronic access.

• HIPAA (the Health Insurance Portability and Accountability Act of 1996) regulations were evaluated and a gap analysis of the transaction portion of the act was completed.

For Gambro Healthcare International, installing and operating information systems in many countries on three continents poses unique challenges in basic infrastructure and in training and support. Nevertheless, the clinical systems, along with policies and procedures, are helping to harmonize a diverse set of clinics that have previously operated in an independent fashion.

In 2001, 19 clinics in Spain became operational on i-RIMS (International RIMS). Plans for 2002 call for adding about 50 more clinics in six countries to this system.

Market

1.1 million people with chronic renal disease receive dialysis treatment. About one-fourth of these are in the US. The global market for dialysis treatment amounts to about SEK 320 billion (USD 31 billion).

The number of dialysis patients is growing steadily by about 5 to 7 percent a year in Europe, the US and Japan, and 10 percent in the rest of the world. A rising proportion of elderly people in Western countries means that a greater number will suffer from illnesses that may result in renal disease. In addition, access to treatment is increasing in developing countries. Market growth in terms of value is at about the same level as patient growth.

Consolidation continues in the industry. Currently, four major chains account for more than 60 percent of the US market. Consolidation is also taking place outside the US but has not yet progressed as far. Today the major chains increasingly prefer opening their own new clinics to making expensive acquisitions.

An increasing number of countries are permitting private clinics, a trend that favors industry growth.

Competitors

The largest player in the global renal care market is Fresenius Medical Care, with a market share of 9 percent. Gambro is No. 2 in the world and No. 3 in the US.

Strategies for growth and strengthening market positions

During 2002, the emphasis will continue to be on organic growth. An important component in this strategy is increased coordination between Gambro Healthcare and Gambro Renal Products. The synergies that can be obtained include sharing of market data, insights into the differing needs of dialysis providers depending on their operating structure and locations, and efficient sharing of administrative service needs.

Gambro Healthcare is pursuing opportunities to use the network of clinics more efficiently by increasing volumes in the current areas of service. It is also identifying and developing new services other than renal care based on the business area's core competence and resources. One example is the development of products and services to the emerging area of cellular therapies. Gambro Healthcare's network of clinics can be used as a service platform using Gambro BCT



product lines, the acknowledged leader in the industry. One example is Gambro's agreement with Dendreon Corporation, US, which develops therapeutic cancer vaccines. Gambro Healthcare's US network of clinics will collect cells for production of the vaccines. Gambro BCT's Spectra cell collection system will be used for this purpose. Initially, the target group will be patients with prostate cancer.

Strengths, weaknesses, opportunities and threats

The following are the strengths, weaknesses, opportunities and threats identified by Gambro Healthcare:

Strengths

- Global presence
- Integration of operations in renal care, renal products and blood component technology
- High quality of care, as measured by quality indicators
- Stronger organization in the US following the decentralization of operations

Weaknesses

- Competence of clinical personnel can be further improved
- Limited experience in disease stage management

Opportunities

- Increased integration between Gambro Healthcare and Gambro Renal Products
- Use of clinical infrastructure to increase the range of services and increase revenues per clinic
- Expansion of laboratory services

Threats

- Reduced state reimbursement for dialysis treatment
- More detailed regulations and requirements
- Pricing of pharmaceuticals
- Shortage of medical personnel, particularly nurses

Future prospects

The renal care market is increasing steadily from year to year, and Gambro is well positioned in the market.

Prices are strictly regulated, since a large proportion of renal care is paid for by governments or insurance companies, while costs of personnel and necessary pharmaceutical products are increasing. Furthermore, the US market for certain pharmaceuticals, such as EPO, is strongly limited, with only one supplier. Continuous rationalization is therefore imperative. The extensive improvement program now in progress within Gambro Healthcare is expected to continue to yield favorable results.

The reimbursement system for end stage renal disease in the US is now being reviewed by the US government (Medicare). One possible change being considered is to "bundle" into one price, adjusted annually for inflation, the amounts that are now separately billed for each component: the dialysis treatment, the required pharmaceutical products prescribed by the patient's physician and some of the laboratory tests needed to monitor the patient's ongoing health. Such a change would be advantageous if for no other reason

Major dialysis chains, December 2001

	Global		US		Europe		Rest of the world	
	Patients	%	Patients	%	Patients	%	Patients	%
Fresenius Medical Care	104,400	9.1	77,100	26.2	13,200	5.4	14,100	2.3
Gambro	50,880	4.4	40,050	13.6	6,450	2.6	4,380	0.7
DaVita	43,000	3.7	43,000	14.6				
Kuratorium	15,700	1.4			15,700	6.4		
Renal Care Group	18,000	1.6	18,000	6.1				
Baxter RTS	20,600	1.8			3,300	1.3	17,300	2.8
Dialysis Clinic Inc	11,200	1.0	11,200	3.8				
PHV	4,300	0.4			4,300	1.8		
National Nephrology	3,900	0.3	3,900	1.3				
Satellite + ARC	3,600	0.3	1,600	0.5			2,000	0.3
Braun Eurocare	1,700	0.1			1,700	0.7		
Total	277,280	24	194,850	66	44,650	18	37,780	6
Other care providers	875,800	76	99,200	34	199,800	82	576,800	94
Total patients	1,153,080	100	294,050	100	244,450	100	614,580	100

Source: Gambro estimate

Geographic data

	2001	2000
Number of clinics		
US	**533**	508
Rest of the world	**142**	128
Total	**675**	636
Number of patients		
US	**40,050**	38,330
Rest of the world	**10,830**	9,240
Total	**50,880**	47,570
Number of treatments consolidated clinics (thousand)		
US	**5,971**	5,540
Rest of the world	**1,177**	935
Total	**7,141**	6,470

than to reduce the administrative time currently required to prepare the detailed documentation required to bill under the current system.

Efforts to offer new services at the clinics and in general to find new sources of revenue should provide valuable revenue increases over time.

Objectives

Gambro Healthcare's objective is to have a yearly revenue growth of about 10 percent, mainly through organic growth, with only a few selective acquisitions and operating earnings growing more than revenues.

Revenue per treatment
Quarter by quarter


2000
2001
250
240
230
220
210
USD 200
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Quarter
Of which laboratory services

Key data

	2001	2000
Revenues (MSEK)	16,238	12,957
No. of employees	12,343	10,681
No. of clinics	675	636
No. of patients	50,880	47,570
No. of treatments	7,141,000	6,470,000
Revenue per treatment (SEK)	2,490	1,977
EBITDA	2,314	2,119
EBITDA margin	14.2%	16.4%

Revenues by market


3%
3%
7%
7%
Rest of the world
Europe
90%
90%
US
100
80
60
40
20
0
%
2001
2000

Revenues 1997–2001 (MSEK)


15
10
5
0
97
98
99
00
2001

Proportion of total revenues


61%

"Our mission is to be the patient's benchmark in renal replacement therapy by providing world-class patient, employee and business care."

Larry C. Buckelew
President and CEO,
Gambro Healthcare US
Denver, Colorado, US



Develops, manufactures and supplies hemodialysis, peritoneal dialysis and acute dialysis equipment. Products comprise of dialysis machines, dialyzers, blood lines, sterile solutions, liquid and dry concentrates. Provides products and services under the Gambro and Hospal brands. Production facilities in 11 countries and sales companies in 26 countries.

New products and new capacity

2001 was a year of intense activity for the business area. New or upgraded products were launched in all product categories. Production capacity was expanded substantially, resulting in increased market shares.

The year in brief

2001 was characterized by a strong increase in sales, increased market shares and good profit margin. The restructuring program initiated in 1999 continued to yield beneficial results during 2001. The sales successes led to temporary limitations in production capacity for certain products.

Sales increased by 14 percent to MSEK 9,663 (MUSD 939). Currency-adjusted, the increase was 6 percent. Gambro Renal Products' volume increase was close to 10 percent, which exceeded the total market increase of approximately 7 percent. Gambro Renal Products' global market share increased by slightly more than one percentage point to more than 15 percent.

The sales trend was very favorable in France and Italy as well as in Spain. Sales also developed very well in several other markets, such as Canada, Australia, South Korea and Eastern Europe, as well as in relatively new countries for Gambro in Latin America and Southeast Asia.

The sales increase was somewhat lower in major markets such as the US, Germany and Japan, partly as a result of delays in product launches, combined with limitations in capacity.

For competitive reasons the product-related business areas, Gambro Renal Products and Gambro BCT, report their earnings and profit margins jointly. Operating earnings before depreciation improved by 22 percent from MSEK 1,878 (MUSD 183) to MSEK 2,296 (MUSD 223). The operating margin before depreciation was 20.0 percent during 2001 (18.7 percent for 2000).

Overall, 2001 was a year characterized by strong development, new product launches and increased production capacity. The business area launched new or upgraded products in all product categories and currently has a very strong product range, which was a major contributing factor behind the favorable sales trend.

Sales to Gambro Healthcare increased by 21 percent, currency-adjusted.

Business improvements

The favorable sales trend and stabilization of the profit margin at a healthy level during 2001 were largely attributable to the comprehensive restructuring program initiated in 1999. The program involved rigorous sales- and cost-improvement measures.

While previously the units representing the three brands – Gambro, Hospal and COBE – functioned relatively independently of each other, their sales organizations, research activities, production, warehousing and distribution have now been coordinated and the product range has been streamlined. "Centers of Excellence" focusing on product development and production have been established.

During 2001, the target was achieved of reducing the total number of warehouses in Europe from the 1996 figure of 56 small warehouse units to six state-of-the-art logistics centers.

The strategy of concentrating on two brands, Gambro and Hospal, while discontinuing the COBE brand, has proved successful. In the major European markets in France, Germany, Italy, Spain and the UK, as well as in Canada and Japan, both the Gambro and Hospal brands are marketed, while in other markets only Gambro is marketed.

Considerable cost savings were achieved by coordinating purchasing.

Market

The market for renal care products is characterized by a stable year-on-year increase that is essentially unaffected by economic fluctuations. The annual global increase of patients is about 7 percent, although the growth figures vary widely between different geographic regions. The current growth rate is estimated at 5–7 percent in Europe, the US and Japan, and around 10 percent in other parts of the world.

The total value of the market is approximately SEK 65 billion (USD 6.3 billion). The market is subject to price pressure in the range of 2–3 percent per year.

The three largest companies, combined, have two-thirds of the market, which is divided into three product segments:

- Hemodialysis (HD), which is the largest segment. A dialysis machine is used to pump the blood, via lines outside the patient's body, through the dialyzer, which is the artificial kidney where the blood is cleansed. The dialysis machine also has the function of monitoring and enhancing the patient's blood quality.

- Peritoneal dialysis (PD), in which the cleansing fluid is instilled into the patient's peritoneal cavity. A substantial portion of the treatment is performed in the patient's home.



• Renal intensive care (RIC), which is hemodialysis for patients suffering of transitory acute renal failure.

Products, product development and production

A number of new or upgraded products were launched during the year in the HD, PD and RIC areas, and production capacity was increased for several products. Production takes place in 11 countries throughout the world.

The principal products and materials used in hemodialysis are dialyzers (the filters in which the blood is cleansed), dialysis machines, dialysis concentrates, sterile fluids, blood lines, needles and catheters.

Dialyzer sales developed exceedingly well. Synthetic dialyzers currently account for the major portion of market growth. The Polyflux synthetic dialyzer has proved a great success, and a new state-of-the-art production facility with a capacity of 5 million dialyzers per year was inaugurated in Hechingen, Germany, during the third quarter. A decision was made to increase capacity by close to an additional 8 million dialyzers per year at the units in Hechingen and Meyzieu, France. Production is expected to start during 2003.

A new version in the AN 69 dialyzer series, known as the AN 69 ST, was launched. The new Phoenix hemodialysis machine was launched in Europe and Canada earlier in the year, and in the US during the fourth quarter. The introduction of Phoenix had been delayed, which had a negative impact on sales. However, it is estimated that it will be possible to recoup the major portion of the lost sales during 2002.

Advanced new versions of the AK-series hemodialysis machines are also being introduced.

Sales of dialysis concentrates showed a highly favorable trend. Production capacity for dry concentrates was doubled during the year in conjunction with the start-up of a new unit in Lund, Sweden. A decision was made to increase production capacity for sterile solutions in Europe and the US. New versions of the BiCart cartridge and the SelectBag dialysis concentrate were introduced.

Major sales success for blood lines led to certain production problems. The lines are produced in Gambro-owned plants in Italy, Mexico, the Czech Republic and China.

New products for peritoneal dialysis (PD) and renal intensive care (RIC) were also introduced. A test launch of a new machine for peritoneal dialysis, Serena, was initiated during the second half of 2001. The machine incorporates a unique flow-control technology that ensures a rapid, reliable and even flow. A new version of the Gambrosol trio PD fluid was introduced during the year. The PD market is particularly interesting and Gambro Renal Products is focusing increasingly on this segment, primarily in core markets in Europe as well as in South Korea and Canada.

Competitors

The leader in the total market for renal care products, the German company Fresenius Medical Care, has a market share of about 26 percent. In the No. 2 position is the US company Baxter, with 25 percent, followed by Gambro with more than 15 percent. No. 4 is



the announced combination in several markets of Asahi/Nikkiso, followed by several other Japanese companies.

Gambro is second largest in the world in terms of hemodialysis products, with 19 percent of the market in 2001. Fresenius Medical Care, at 29 percent, is the largest, while Baxter is No. 3 with 7 percent.

In terms of products for peritoneal dialysis, Gambro ranks fourth, while Baxter is the clear leader, with about 70 percent of the market.

Both Fresenius Medical Care and Gambro are strongly integrated companies with extensive operations in both the care and product areas, while Baxter places a greater emphasis on products.

Strategies for growth and strengthened market positions

Gambro Renal Products has a clear strategy regarding both products and markets. The market strategy is to consolidate its strong position in Europe, while at the same time expanding in markets outside Europe. A high priority is assigned to two of the world's largest markets for renal care products – Japan and the US – which will boost the business area's total growth.

The product strategy is to shift from the highly complex product range that resulted from the mergers with Hospal and COBE to a far more concentrated range using common technology platforms as the basis for the development of new models and new products. As much as 60–70 percent of the product strategy, which was adopted in conjunction with the restructuring program, has now been implemented.

The cooperation between Gambro Renal Products and Gambro Healthcare has gradually been extended. One element in the cooperation is the formation of a new division, Renal Services Development, within Gambro Healthcare International. The purpose of the new division is to meet an increasing demand for services. Dialysis clinics, for example, could need help with getting established, conducting operations, recruiting personnel, developing their dialysis operations and so forth.

The two business areas can receive assistance in securing this type of business and supplying products and services. The need for such support exists both in developing countries and in more mature markets.

Information technology

The IT strategy developed during 2000, which focuses on supporting and leveraging Gambro Renal Products' business strategy, is in an ongoing process of implementation. In line with this strategy, a central function for IT management and coordination has been established. A central function for coordinated maintenance of product master data has also been established.

To support the global supply chain management process, the i2 software has been implemented and fine-tuned to support sales forecasting, replenishment planning and net requirements planning. The system is used in all of Gambro Renal Products' sales subsidiaries and logistics centers worldwide. In October, Gambro Renal Products was singled out by i2 Technologies from several hundred competing companies to receive the Ken Sharma Award for Excellence for best practices in value-chain transformation. Gambro was recognized for its excellence in the broad implementation of supply chain management solutions worldwide.

Efforts to implement SAP R/3 as Gambro Renal Products' common ERP system supporting all main business processes have been accelerated. Many of the European sales subsidiaries and logistics centers are now fully supported by the system in their day-to-day business. Major projects are currently under way to roll out the system in Asia to support sales, logistics and finance, and in Europe to support all processes in Germany, France and Italy.

Several initiatives have been taken in regard to Gambro Renal Products' restructuring program, the move toward global business and the realization of future new customer offerings and customer-oriented solutions. IT-related examples include master data and bar code standardization, Vendor-Managed Inventory (VMI) support at customer premises, support for financial customer relations and Customer Relations Management (CRM). To reduce the Total Cost of Ownership (TCO) for IT infrastructure, such as PCs, servers and networks, a standardized and centrally managed concept based on Windows 2000 is being developed.

Strengths, weaknesses, opportunities and threats

The following are the strengths, weaknesses, opportunities and threats identified by Gambro Renal Products:

Key data

	2001	2000
Revenues (MSEK)	9,663	8,481
No. of employees	6,617	6,307
Production sites	11	10
EBITDA*	2,296	1,878
EBITDA margin*	20.0%	18.7%

* Consolidated with Gambro BCT.

Revenues by market


100
80
60
40
20
0
%
22%
22%
58%
60%
20%
18%
2001
2000
Rest of the world
Europe
US

Revenues 1997–2001 (MSEK)


10
8
6
4
2
0
97
98
99
00
2001

Proportion of total revenues


32%

"Our mission is to design and deliver global renal solutions – a complete offering of products, therapies and services – for the treatment of patients with renal failure."

Alain Granger
President
Gambro Renal Products
Lyons, France



Strengths

- Strong position within the EU, with two brands
- Global organization
- Large internal customer (Gambro Healthcare) – valuable for product development
- Strong knowledge of synthetic membrane technology
- One of the industry's leading innovators

Weaknesses

- Weak position in Asia (except South Korea) and Latin America
- Product range for peritoneal dialysis needs to be broadened
- Excessive time-to-market for new products
- Production costs still too high for certain products

Opportunities

- More rapid expansion outside Europe
- Increased cooperation with Gambro Healthcare
- Development of new operations

Threats

- Japanese companies becoming more global
- Increasing competition in renal intensive care

Outlook

Improvements in the treatment of conditions such as diabetes and high blood pressure that can lead to renal failure could eventually reduce the number of dialysis patients. The lives of an increasing number of patients are saved due to constant improvements in the quality of care. As a result, patients remain in need of dialysis for an increasingly long period.

Both the increased focus on support and new services and the increased cooperation with Gambro Healthcare will contribute to growth. The cooperation with Gambro Healthcare US, in particular, needs to be expanded.

Gambro Renal Products has favorable prospects for a continued healthy growth rate and for further improving its margins. The company is well invested for the future and has a strong product range. Attractive new products will be launched during the next few years.

Objectives

The objective for Gambro Renal Products is to achieve an annual increase in sales of 8-10 percent, with a steady increase in market shares. Increasing volumes and thereby reducing unit costs will further improve profit margins





Two of Gambro Renal Products' key products are the AK family of dialysis machines, such as the AK 200 S (left) and the new Serena PD cycler (right).

Beverley Moore, age 45
London, England
Loves salsa dancing
Dialysis patient for one year



ALTHOUGH I WORK IN THE HEALTH CARE SECTOR, IT WAS A MAJOR CHANGE IN MY LIFE WHEN I BECAME ILL MYSELF AND HAD TO BEGIN REGULAR DIALYSIS. THE GREATEST CHALLENGE IS TO MAINTAIN A POSITIVE ATTITUDE. IT IS IMPORTANT TO ALWAYS LOOK AHEAD. I RECENTLY BECAME A GRANDMOTHER. IT WAS A FANTASTIC FEELING TO SEE MY GRANDDAUGHTER BEING BORN.

Bill Baumgarten, age 52
Cincinnati, USA
Likes playing with his grandchild
Dialysis patient for one year



My wife is my main source of support in life. Without her I wouldn't be around any more. We have been together for 30 years and have two children. Three years ago I became a grandfather. Little Becca is my ray of sunshine. She is with us for a little while almost every day.

We usually pick her up after my treatment, although I often feel weak then. It is so wonderful to see her vitality.

GAMBRO BCT

Provides technology, products and systems to blood centers and hospital blood banks. The world leader in apheresis and cell therapy, as well as a progressive force within blood component collection and purification technologies. Production facilities in Colorado, US, and in the UK.

Increased focus on blood bank technology

Major sales successes for the Trima system and other products, continued progress in the PET project, a strategically important acquisition and several new cooperation agreements characterized Gambro BCT's performance during 2001.

The year in brief

Gambro BCT has traditionally grown organically, relying on development of its own proprietary products and systems. During 2001, however, the company forged a number of strategic partnerships and made a strategically important acquisition, with the aim of broadening its product and service offering, expanding its role in the market and becoming a broad-based player in blood bank technology and therapeutic specialties.

Organic growth was also favorable, with major sales successes for, among other products, the Trima Automated Blood Collection System, Gambro BCT's advanced system for the automatic collection of blood components.

The business area's revenues increased by 18 percent (currency-adjusted, 7 percent) to MSEK 1,832 (MUSD 178). Sales in the US, which accounts for more than 60 percent of revenues, increased by 6 percent (currency-adjusted). European sales showed favorable growth in the key German, UK and Spanish markets. Canada, Brazil, South Korea and Taiwan also achieved significant sales growth.

The profitability and cash flow trend for Gambro BCT continues to be positive. For reasons of competition, the product-centered business areas, Gambro BCT and Gambro Renal Products, report their earnings and profit margins on a joint basis. Combined operating earnings before depreciation increased 22 percent, from MSEK 1,878 (MUSD 183) to MSEK 2,296 (MUSD 223), while the operating margin (EBITDA margin) increased from 18.7 to 20.0 percent.

Strategies

Gambro BCT has divided the business area into two segments: blood bank technology and therapeutic specialties. Blood bank technology is the largest segment, accounting for about 75 percent of total revenues.

The strategy for the blood bank technology segment is to deliver products and services throughout the world that enhance blood quality, safety, supply and cost-efficiency through automated collection and processing technologies, leukoreduction, inactivation of disease-producing viruses and bacteria, information technology and consultative services.

The strategy for the therapeutic specialties segment is to deliver a broad range of cellular and plasma therapies and support for the treatment of cancer and congenital and immune-system disorders through innovation in cell collections and graft engineering.

Gambro BCT is undertaking aggressive new initiatives in cell therapy, based on the expertise already present within the business area, and these initiatives will be complemented by new technologies based on in-house development work and the formation of alliances. Key partners are Gambro Healthcare and Gambro Renal Products, with which there are many areas of collaboration.

Market for blood bank technology

For two decades, Gambro BCT has been the market leader in automated collection of blood components using apheresis technology – a sub-segment within the blood bank technology field. Gambro BCT's current share of this market is about 37 percent, an increase of 10 percent over 2000.

In apheresis technology, blood from a donor or patient is centrifuged to separate it into its components (red blood cells, white blood cells, platelets and plasma). The technology allows unneeded components to be returned to the donor or patient, enabling more efficient use of the blood. Apheresis is used both to collect blood components and, during treatment of patients, to therapeutically remove and replace blood components.

Since 1999, the company has broadened its focus within blood bank technology. This is due to the fact that the market for blood bank technology, including products for blood collection and blood purification, is considerably larger and is growing more rapidly than the market for apheresis alone. There is a worldwide shortage of blood and blood components.

The global market for blood bank technology approached SEK 12.3 billion (USD 1.2 billion) in 2001 and is growing by 5-6 percent a year.

Gambro BCT focuses primarily on the following areas:

• Automated blood collection (ABC), whereby blood components are collected automatically. This is a far more efficient and productive method than manual whole-blood collection. The flagship in Gambro BCT's blood bank technology product range, the Trima system, is based on apheresis technology and is the only system on the market to collect a combination of all three leukoreduced blood components – red blood cells (including double red blood



cells), platelets and plasma – from a single donor in a single procedure.

Leukoreduction (LRS) is an increasingly important technology for removing white blood cells from red blood cells, platelets and plasma. The market is growing by about 20 percent a year and amounted to SEK 3.3 billion (MUSD 325) in 2001. For many years, Gambro BCT's leading LRS technology has leukoreduced platelets and plasma. Since 2000, Gambro BCT has been cooperating with the Pall Corporation of the US, enabling it to offer its customers Pall's world-leading technology to filter red blood cells collected with the Trima system.

During 2001, Gambro BCT test-launched the Vista information system, which enables blood centers to maximize the yield from each donor, operate more productively and maintain important regulatory compliance. Vista links the devices used to collect components in the blood center – such as the Trima system – with the blood center's computer system.

• Automated separation of manually collected whole blood. During 2001, Gambro purchased the assets of Sanguistech, a Swedish company owned by Saab AB. The main product in the acquisition is the OrbiSac system, which automates the process of separating manually collected whole blood. This acquisition is of major strategic importance for Gambro BCT and will allow the company to participate in this segment of blood center business, which collects more than 40 million whole blood donations yearly. This represents a significant new market opportunity for Gambro BCT.

• Inactivation of pathogenic viruses and bacteria in blood components. Gambro BCT is conducting intensive research and development in this key area that will fundamentally transform blood bank technology. During 2001 MSEK 133 (MUSD 13) was invested in the PET (Pathogen Eradication Technology) project. The plan is to invest MSEK 250 (MUSD 25) in 2002. The potential market for inactivation of viruses and bacteria is extremely large and worth about USD 3 billion.

In the PET process, the blood is treated at the blood center with riboflavin (vitamin B2), which, in combination with light, inactivates viruses and bacteria. The aim of the process is to provide an effective and safe method of treatment, with no harmful effects on the body. The simplicity of the process will reduce the cost burden of pathogen inactivation.

The plan is to initiate phase 1 of clinical studies of the PET process for the purification of platelets during 2002. These will be the first trials on humans. The aim is to demonstrate that platelets treated with riboflavin can circulate in the human body and are not harmed by the process.

Gambro BCT has initiated a cooperative project with the Walter Reed Army Institute of Research to determine whether PET can neutralize malaria in donated blood components. Inactivation of malaria in blood components would



enable a large number of people to give blood who at present are prevented from doing so.

During 2001, Gambro BCT entered into a strategic cooperation agreement with Sangart Inc. of the US, as well as acquiring a shareholding in the company. Under the terms of the agreement, Sangart is licensed to use Gambro BCT's technology for inactivating viruses and bacteria in blood components. Sangart produces blood substitutes from donated red blood cells.

Market for therapeutic specialties

Therapeutic specialties include blood plasma replacement and stem cell therapy, which involves collecting stem cells prior to ablative treatment and then reinfusing them after the treatment. This is a rapidly growing market. Gambro BCT's main product used for this purpose is the Spectra Apheresis System. Since the launch of the Spectra system in 1988, improved versions have been introduced regularly.

During 2001, a new business unit was established with a special focus on new areas within cell-based immunotherapy – a market with a total value in the tens of billions of dollars. Gambro BCT is focusing on potential products and systems for certain segments of this significant market.

During the year, Gambro BCT concluded an agreement with BioTransplant Inc of the US. Gambro BCT will be responsible for the marketing, sale and distribution of BioTransplant's Eligix cell separation systems – primarily advanced products for localizing and removing tumor cells and immunoreactive cells for bone marrow and stem cell transplants. The agreement covers the world market, excluding the US and Japan. Sales in Europe began during the fourth quarter of 2001. Sales outside Europe will begin in 2002.

Gambro also plans to cooperate with the US company Dendreon Corporation, which develops therapeutic cancer vaccines. Gambro Healthcare's US network of clinics will collect cells for production of the vaccines. Gambro Healthcare's clinics will be using Gambro BCT's Spectra cell collection system for this purpose. Initially, the target group will be patients with prostate cancer.

Competitors

As Gambro BCT broadens its operations, the company is encountering an increasing number of competitors. Within the blood bank technology field, a few leading groups of companies have emerged:

- Baxter, in partnership with Cerus and Asahi.
- Haemonetics, incorporating newly acquired Transfusion Technologies, in partnership with Vitex and Cerus.
- Fresenius Medical Care, whose strengths include apheresis products in Germany.

A large number of niche players are active within the therapeutic specialties field.

Products, product development and production

Gambro BCT's key products are the Trima Automated Blood Collection System and the Spectra Apheresis System. More than 900 Trima systems are now in operation in more than 350 blood centers in 37 countries. Blood Systems Inc., the second largest blood-center group in the US, began installing the Trima system throughout the US in September 2001. The largest blood





Gambro BCT's key products are the Trima Automated Blood Component Collection System (left) and the Spectra Apheresis System (right).

collection organization in Latin America, Fundação Pró-Sangue Hemocentro de São Paulo in Brazil, began installing Trima at its São Paulo center during September 2001. The Japanese Red Cross approved the system in 2001.

Gambro BCT will launch the Vista Information System in major European markets in 2002.

An area of substantial investment in research and development is the PET project, currently the Gambro Group's largest development project. The US Patent and Trademark Office approved important new patents for Gambro BCT's PET process. Gambro BCT now holds three patents for the PET technology.

Spectra is the world's most extensively used apheresis system. The system is characterized by its high degree of flexibility and versatility for therapeutic apheresis and cell therapy treatments.

A number of new or upgraded products will be launched during the next few years.

Information technology

In the US, the Gambro product companies, Gambro BCT and Gambro Renal Products, and Gambro Technical Services have consolidated their individual IT groups into one organization. The consolidation allows for better economies of scale in regard to personnel, hardware and software. The business synergies of these companies will provide opportunities for IT projects to span Gambro's product companies in the US.

A significant portion of 2001 was spent on the consolidation of systems, processes and personnel. A major part of this effort was in the IT infrastructure, where facilities, servers, communications systems, networks and storage were all reviewed and redeployed. Several systems and processes were also consolidated, eliminating redundant systems and support and building a strong foundation for 2002.

Other areas of focus during 2001 included Internet projects, as well as

Key data

	2001	2000
Revenues (MSEK)	1,832	1,559
No. of employees	1,293	1,128
Production sites	2	2
EBITDA*	2,296	1,878
EBITDA margin*	20.0%	18.7%

* Consolidated with Gambro Renal Products

Revenues by market



100
80
60
40
20
0
%
15%
24%
61%
16%
23%
61%
Rest of the world
Europe
US
2001
2000

Revenues 1997–2001 (MSEK)



3
2
1
0
97
98
99
00
2001

Proportion of total revenues



7%

"We increase our customers' success by delivering valued innovations and quality that will enhance the lives of the patients they treat."

David B. Perez
President
Gambro BCT
Denver, Colorado, US





efficiency and cost-reduction projects. The IT group completed projects in the areas of transportation costs, warehouse efficiency and the efficiency of manufacturing systems.

Significant projects for 2002 include a feasibility study for a customer-relations management system and a universal product-numbering project based on bar coding, which will improve both Gambro BCT's and customers' operational efficiency and productivity.

Strengths, weaknesses, opportunities and threats

The following are the strengths, weaknesses, opportunities and threats identified by Gambro BCT:

Strengths

- World leader in the apheresis market
- Competitive products such as Trima and Spectra
- Well positioned for future revenues, earnings and cash flow, due to strong product portfolio

Weaknesses

- Product focus needs to be expanded
- International organization structure could be improved
- Growth and market positions in Asia and Latin America are not satisfactory

Opportunities

- Promising outlook for inactivation of pathogenic viruses and bacteria (Pathogen Eradication Technology)
- Continued expansion within automated blood collection and therapeutic specialties
- Significant potential for automated separation of manually collected whole blood
- Distribution of cell-based immunotherapy products

Threats

- Limitations to how much society is prepared to pay for increasingly high-quality blood components
- Cerus's planned 2002 market introduction of psoralen-based pathogen inactivation of platelets
- Limited customer capacity to switch from manual to automated blood collection

Outlook

The prospects for organic growth and a positive earnings trend are very good. Growth potential is further enhanced by breakthroughs into expansive complementary operations, such as inactivation of viruses and bacteria (PET), systems for automated separation of manually collected blood, and immunotherapy products. While the profit margin on the new operations is lower than on Gambro BCT's original core business, the growth potential is substantial.

The company is well on the way to becoming a broad-based supplier of technology, products and systems to blood centers and blood banks, as well as a leading supplier of products for the therapeutics market.

Objectives

The goal for Gambro BCT is to achieve sales growth in excess of 10 percent in 2002. Long-term growth potential is enhanced by breakthroughs in expansive complementary operations, such as inactivation of viruses and bacteria (PET) and systems for automated separation of manually collected blood. While the profit margins on the new operations may be lower than on Gambro BCT's current core business, the growth potential is substantial.

Raymond Fritz, age 80
Cincinnati, USA
Has twin brother, Edmund
Dialysis patient for one year



I have always enjoyed traveling. I have visited every state in the US, and a year or so ago I was in Europe. During World War II, both my twin brother and I worked as aircraft mechanics. We were stationed in New Guinea, Australia and the Philippines. Now we are not quite as mobile due to age and muscular aches and pains. My brother has diabetes.

Finding new opportunities

During 2001, the main focus of Gambro's research was on strategic development work aimed at finding cost-efficient forms of cooperation and new business opportunities at the interfaces between the company's different product and business areas.

Since 1999, Gambro has been working on measures to streamline the role of research. These efforts have resulted in a more efficient research organization with a clear division of responsibilities between different parts of the company. Long-term research is concentrated in the central Corporate Research department, while the business areas assume direct responsibility for product development. At the same time, there is a strong focus on system-oriented work methods involving close cooperation between clinical, marketing and research operations.

During 2001, research activities focused strongly on supporting the company's strategic development work, with the aim of finding cost-efficient forms of cooperation and new business opportunities at the interfaces between the company's different product and business areas. Various forms of cell therapy, for example, are a growing area to which Gambro is increasingly devoting intensive research, combined with business cooperation with both internal and external partners across all boundaries.

Research policy and investments

Research has always been a prerequisite for Gambro to achieve its core purpose: to save lives and improve the quality of life for the people served by the company.

Gambro's core expertise is concentrated in the following areas:

- Blood- and cell-based solutions
- Separation technology
- Sensor and information technology
- Treatment systems
- Biocompatible materials and fluids
- Dialysis fluids
- Quality assurance of dialysis care

Gambro endeavors to be a world leader in knowledge building, innovation and creative development in the areas in which the company operates. The future development and value-creating capacity of the company's operations are closely linked to its research expertise.

During 2001, Gambro invested a total of MSEK 618 (MUSD 60) in research and development, compared with MSEK 533 in 2000. Some 70 people work in the central research department, about one-third of whom hold doctoral degrees.

Gambro's principal strength in the research area is a knowledge-intensive culture in close interaction with clinical operations. This is complemented by an extremely strong external network.

Internal and external cooperation

Through "Therapy Groups" in Europe and the US, research personnel maintain ongoing contact with clinical activities. New treatment concepts and ideas are evaluated in working groups, in which Gambro's researchers collaborate with physicians, nurses and hospital technicians.

At the same time, ongoing cooperation with the marketing departments is maintained to ensure continuous feedback between research activities and customer needs.

Through its collaboration with various universities, the company participates in a number of projects leading to doctoral dissertations. During the year, about 20 publications resulted from projects in which Gambro collaborated. Gambro supports research at some 20 prominent universities in Europe and the US.

Promising cooperative projects are under way at the University of Heidelberg in Germany, focusing on kidney disease and various aspects of peritoneal dialysis, as well as new therapeutic areas for blood cleansing. Together with Stuttgart University and the Frauenhofer Institute, also in Germany, Gambro is conducting research in nanobiotechnology, focusing on new membrane structures in extremely small dimensions. The aim of another cooperative project, with Twente University in the Netherlands, is to find new and less expensive production processes for dialyzer membranes.

These are examples of how Gambro contributes to new innovations through a continuous dialogue with researchers in the academic world and specialists in the medical-technology field.

Cooperation between business areas

Gambro is working long-term to discover new cost-efficient forms of cooperation between the company's different product and business areas. Scope



for exploiting synergy effects exists in the following areas:

• Systems for handling patient and process data. The technology used for collecting patient data is largely based on the same principle both at Gambro's dialysis clinics and within Gambro BCT. Cooperative efforts have been initiated with the aim of developing a common software platform that, through the efficient use of databases, could handle this type of information in both business areas.

• Apheresis methods. Gambro Renal Products' acute-phase dialysis and the therapeutic operations within Gambro BCT use different basic technologies to separate specific blood components. Forms of cooperation and the business areas' respective roles were clarified during the year. New methods and technologies that could be used in both areas are currently being evaluated.

• Alternatives to PVC. Many of Gambro's single-use products made from plastics, such as medicinal lines and bags, consist of polyvinyl chloride. Gambro is conducting research to find alternative materials that both exert less impact on the environment and are more cost-efficient. In evaluations conducted during the year, several new materials exhibited desirable characteristics. The next stage is to test these materials in industrial production. Evaluation of materials-production technologies will be initiated during 2002.

Current research in renal care

The renal-care research organization centers on three basic areas of expertise:

- Treatment Systems Research in Lund, Sweden, and Lyons, France.
- Medical & Biological Research in Hechingen, Germany, and in Lund.
- Membrane & Device Research in Hechingen.

All research activities are coordinated by Leif Smeby, Gambro's senior vice president, research, based in Lund.

Research projects always focus on customers and their needs. A large number of projects related to renal care within Gambro are currently under way in areas including the following:

• Mapping of the dialysis process. Dialysis treatment is a complex process that involves close interaction between people and technology. Gambro is in the process of systematically mapping all the components involved in the treatment process, including both the medical aspects and products and work flows at the clinics. Around 10 clinics in the US and Europe were analyzed during the year. The operations at the clinics provide a starting point for identifying the areas in which the development of products and methods should be prioritized. The results form a platform for increasing efficiency at the clinics while maintaining or improving the quality of care for the patients. The aim is to achieve a streamlined treatment process with as little variation in quality as possible.

• Handling of ancillary equipment. Mapping of the dialysis process has led to the development of several concepts aimed at making it easier for the user to get the treatment started. Prior to each dialysis session, a number of blood lines, bags and other items of equipment must be prepared and connected up before



treatment can begin. As a result of new systems that simplify handling, all the processes involved in the actual dialysis treatment have become smoother and less time-consuming for both personnel and patients.

• Sensors, biofeedback and decision-support systems. The purpose of the research is to develop systems that automatically collect data from the patient and from the treatment system and use this information during dialysis treatment. During the year, an increased focus was placed on examining how IT systems could be used to assist patients who administer their own treatments at home using peritoneal dialysis. Given continuous access to detailed information concerning each individual's dialysis process, the clinic personnel can give increased support to patients by remote means. The objective is an optimally individualized and cost-efficient treatment process, regardless of where the patient is located.

• Biocompatible materials and dialysis fluids. The objective in this area is to continuously improve the biocompatibility of products, that is, the ability to subdue the body's reactions to foreign materials and fluids. This can, for example, involve making the surfaces in blood lines and dialyzers that come into contact with the blood as natural as possible. During the year, a number of clinical studies of dialysis fluids for peritoneal dialysis were conducted. The studies showed continued improvements in biocompatibility, confirming Gambro's leading role in this area. Ongoing development work will include the evaluation of new factors that are expected to further improve results during 2002.

• Alternative separation methods. Conventional methods for separating blood components are based on membranes and centrifuging. Gambro's researchers employ efficient new methods based on other properties of molecules and cells, more specific than size and weight. Several prototypes for this type of separation were evaluated during 2001, with favorable results. The laboratory work will be completed and the results applied in clinical studies during 2002.

Research at Gambro BCT

Research at Gambro BCT focuses on customer needs in the transfusion medicine, therapeutic apheresis and cell therapy markets. These needs evolve over time. Over the past few years the directions of most interest have been:

- Improving the safety of transfusion products – reducing bacterial and viral transmission, and reducing transfusion reactions.
- Recruiting and retaining blood product donors.
- Increasing the yields from individual procedures and donors.
- Facilitating good manufacturing practice in blood centers.
- Reducing the costs of transfusion products.
- Increasing the reliability and yields of stem cell collections.
- Reducing operator requirements for obtaining these products.
- Finding cost-effective means for enriching leukocyte subsets for promising approaches to cancer immunotherapy.

Gambro BCT has active research ongoing in many of these areas, much of it in direct product development, some in product feasibility demonstration and some in generating approaches for providing indirect support based on a better understanding of therapeutic or collection procedures.

Research has been active in the area of pathogen reduction in transfusion products, the PET program. Gambro BCT's product emphasis is on the application of the PET process to platelets, both in order to take advantage of its superior market position and because platelets are the most risk-exposed blood component for transfusion-transmitted disease.

Work continues in the application of the riboflavin photosensitization approach to red blood cells and plasma, with emphasis on accelerating both the platelet and red blood cell programs.

Gambro BCT's development team is optimizing the platelet process to achieve a reduction of a range of potential viral and bacterial contaminants while maintaining high cellular quality. Efforts in this area have identified an appropriate balance between pathogen reduction and platelet efficacy. The plan is to move the platelet program to human trials during 2002.

Extensive toxicological testing has confirmed the theoretical promise of the riboflavin process. Use of a naturally occurring photosensitizer should result in a treated product that can be safely transfused without removal of the starting material or reaction byproducts.

In the area of red blood cell pathogen reduction, where the largest market opportunity lies, feasibility results have proved that light and riboflavin can be effectively absorbed in packed red cells, providing good preliminary results for a pathogen inactivation pathway. As a result, the red blood cell program has received additional resources to establish this as the second priority for the PET program.

Another focus area is to improve donor comfort, which should facilitate recruitment and retention of apheresis donors. This is likely to result from two areas of current investigation – improvement in platelet yield per unit of time and reduction in the amount of anticoagulant required. These advances will permit more efficient collection of transfusion products and, at the same time, offer donors a more symptom-free donation experience.

In collaboration with the University of Massachusetts Medical School, Gambro BCT has investigated the physiological and biochemical effects of various rates of citrate infusion. This work could lead to protocols that further reduce the effects of anticoagulant administration.

Immunological treatments for cancer, which rely on the selection, manipulation and infusion of particular cell types, have stimulated internal and external research activity.

Work sponsored at the Mater Medical Research Institute in Brisbane, Australia, has demonstrated that circulating dendritic cells – the cells that are critical to immunological signaling in these treatments – are efficiently collected in Spectra protocols.

Gambro BCT, in collaboration with Johns Hopkins University Hospital, has demonstrated the feasibility of purging T-cells from stem-cell grafts using an elutriation system on the Spectra Apheresis System. The feasibility of enriching monocyte populations for the production of anticancer vaccines has also been shown at Johns Hopkins and at the Henri Mondor Hospital near Paris, France, using the same system. This approach could answer many customer needs in the rapidly growing cell-therapy market.

Patent-related issues

Gambro's patent department works actively to protect the results of the company's investments in research and development. The company works continuously to identify areas in which innovations have been developed that possess strategic value and should be protected by obtaining a patent.

During the year, Gambro was awarded several important patents in fundamental PET technologies. During the past 10 years, Gambro has submitted a large number of patent applications and obtained more than 700 patents.



New phase in strategic development

During 2001, Gambro Strategic Development focused on supporting the efforts of business areas to implement their existing strategies. Now Gambro Strategic Development will be able to concentrate on overriding and long-term issues.

Much of Gambro's strategic work during 2001 was concerned with consolidating existing strategies. Now a new phase, focusing more on the evaluation of new growth opportunities, is being initiated.

2001 was the first operating year for the new Group-wide Gambro Strategic Development function, which was established at the end of 2000 as part of the drive to strengthen the Group's busi-headed by Annemarie Gardshol.

Today, Gambro Strategic Development has two main roles: to support the business areas in their efforts to implement existing strategies, and to develop foundations and recommendations for the long-term strategic decisions made by Group management and the Board of Directors. In practical terms, this also means that Gambro Strategic Development is actively involved in driving the strategic planning process, as well as managing Gambro's portfolio of strategic investments. For external companies to be attractive as investment targets for Gambro, they must not only create financial value but also contribute in terms of know-how.

The aim is that all investments, whether within or outside the present business areas, should be fully in line with Gambro's vision. Another key principle is that a good balance should be maintained between short-, medium- and long-term investments, while a third principle is that all development work should be based on existing know-how and assets such as technological platforms, networks and customer relations, brands, scientific knowledge or production expertise (see illustration).

Support for business areas

While each business area within Gambro is responsible for developing and implementing its own strategies, the business areas can also call upon Gambro Strategic Development to assist, for example, with competitor analyses and business development.

A case in point is the Pathogen Eradication Technology (PET) project, which has left the startup phase and advanced from research project to fully developed commercial project. This is fully in line with Gambro BCT's aim of transforming itself from being purely an apheresis company into a more broadly based player in the blood-bank segment. In this instance, Gambro Strategic Development worked with the business area to develop a business plan and to create a risk-based evaluation model.

Important milestones during the year included securing patents for the new technology in the US and signing an agreement with Sangart Inc. for the use of PET in its production process for blood substitutes.

Another example is the cooperation between Gambro Strategic Development and Gambro Renal Products to identify prospective partner companies in Japan. As a result of progress in its restructuring program, Gambro Renal Products has now reached a point where growth exceeds the market average and margins are good. The ambition now is to extend the business area's geographic coverage. In this regard, the fragmented Japanese market, which accounts for one-fourth of all dialysis worldwide, represents an attractive prospect.

Together with Gambro Healthcare, Gambro Renal Products and the Corporate Research department, Gambro Strategic Development conducted a project aimed at defining the key elements in future dialysis treatment.

Providing a foundation for long-term decisions

Gambro Strategic Development's other main role is to perform, on behalf of Group management, a systematic exploration of future new growth areas that do not fall within any of the present business areas but are based on existing know-how.

One example is the evaluation, performed during the year, of the area of renal pharmaceuticals – those that are administered to dialysis patients, such as EPO, phosphate binders, medicines to reduce blood pressure and vitamin D analogs. Renal pharmaceuticals represent a large market and are expected to continue to be a major component in the treatment of people with kidney disease. Accordingly, Gambro regards this as an important strategic growth area to monitor for its future potential.

Another area that Gambro Strategic Development is examining closely is cell therapies. What is the state of the market today, how is it likely to develop in the future, what know-how would Gambro be able to contribute, and what development potential exists? The evaluation is expected to be completed during 2002.

As well as investigating future growth areas, Gambro Strategic Development is also responsible for long-term scenario planning. What new forms of treatment can be expected to emerge in the future and could they present new opportunities for Gambro? For example, how would the discovery of a cure for diabetes affect Gambro's business model?

Leading the planning process

Gambro's annual planning process is based, as previously, on a value-based management (VBM) model. In this model, all value creation derives from three sources: profitability, growth and efficient use of capital. The basis of the business areas' strategic planning is to find the right balance between these three factors in order to create the greatest possible future value.

During 2002, Gambro Strategic Development will, together with the Corporate Finance department, simplify the planning process and at the same time make it more dynamic by reducing the amount of detailed documentation and working more with scenarios. Exercises in VBM methodology will also continue to form an important element in Gambro's International Management Program for developing managers.

Change of focus

In common with other corporate functions, Gambro Strategic Development has a small but highly competent staff of employees who cooperate both with other corporate functions, such as research, legal matters and patents, and with the business areas' own business-development and market intelligence specialists.

During 2001, Gambro Strategic Development focused primarily on supporting the efforts of business areas to implement their existing strategies. In the phase now beginning, the roles of the business areas are already defined and Gambro Strategic Development will be able to concentrate more on overriding and long-term issues. A key issue will be to examine ways in which Gambro can create extra added value for customers as an integrated renal care company, and thereby further differentiate itself from its competitors.

Gambro Strategic Development's process model


Spin-out
Strategic alliance
– external
Scientific frontiers:
Medical
Biotech
Genetics
Cell biology
Drugs
Customer demands
Idea flow
New venture
Cross business area initiative
High growth potential project

An integrated global company

Internal globalization issues are at the core of Gambro's human resources work, which was intensified during the year.

Gambro is conducting several long-term projects intended to provide continuous support for enhancing employee skills. During the year, international efforts in the human resources area were intensified, and the organization made further advances in creating an integrated global company with common goals and values.

Human resources function

Gambro's human resources work is both local, involving responsibility for ongoing personnel activities, and central, involving responsibility for long-term development projects. This division makes it easier to make efficient use of personnel resources while facilitating global projects.

The tasks of the central human resources function are to:

- Create the capacity to adapt and to develop management expertise.
- Create a common base for values, corporate culture and vision.
- Develop policies and systems that support these basic values.
- Provide advice to Group units.
- Ensure the consistent high quality of human resources functions.

The senior vice president, Corporate Human Resources, Lars Fahlén, has overall responsibility for Group-wide personnel issues. However, the real focal points of human resources work are the business units. Most work is performed locally in human resources departments, which employ, in total, about 150 people.

Internal globalization issues are at the core of Gambro's human resources work, which is directed by a steering committee consisting of representatives from all the business areas. The purpose of this global forum is to facilitate cooperation among working groups representing different geographical areas and to establish guidelines for joint projects that affect several parts of the company.

Within Gambro Renal Products, which has extensive global operations in Europe, the United States and Asia, a new human resources director was appointed with responsibility for the entire business area. During the year, a network of human resources managers has been established, meaning that the human resources function was strengthened and broadened geographically with new representatives in Japan, elsewhere in Asia and Oceania.

Leadership development

During the year, slightly more than 600 people participated in the Leadership Development Process (LDP), which started in 1998. The purpose of LDP is to ensure that Gambro has world-class leadership and to develop and strengthen the Group through common goals and values.

The program is reviewed every year and its various components enhanced. During the year, new computer-based tools were developed that reduce paperwork in certain phases of the process.

LDP consists essentially of three stages. The first comprises appraisal discussions between employees and managers. The second step is a talent review in which managers on the same level meet to discuss and jointly evaluate the results of the appraisal discussions. Action plans for individual employees are also proposed at this stage. Stage three involves a follow-up, in which managers provide feedback to their staff members.

Information about LDP participants is compiled in a database, which was refined during the year and applied in selecting candidates for internal recruitment to available manager and specialist positions. The database contains important information about the ambitions and potential of specific individuals. Because the information is continuously updated and easily searchable, the database increases the ability to quickly identify the resources available internally. Expertise within the organization can thus be used to a greater extent when filling open positions.

International management training

Launched in 1999, the Gambro International Management Program (IMP) continued in 2001 with two new groups totaling 50 participants. The program takes place over three weeks and has three basic aims:

- To improve leadership skills.
- To increase company awareness of strategies, vision, corporate culture and values.
- To build networks of new personal contacts within the company.

Corporate programs such as IMP are supplemented by local efforts within the business areas. Gambro Renal

Products, for example, initiated leadership training during the year for managers within the business areas production units. The program is called OIL (Operations International Leadership), and the first 25 participants began their training in Hechingen, Germany, in December 2001.

The OIL program has a total length of six days. Two further stages will be conducted in Lund, Sweden, and Milan, Italy, during the spring of 2002. The participants are divided into five cross-divisional, cross-functional and cross-geographical groups, which work between the stages with individual project assignments. The program is structured around a number of individual and organizational goals. An important aim is to improve communication through an increased understanding of cultural differences, thus strengthening cooperation between various parts of the organization.

European Works Council

In accordance with EU directives, Gambro introduced a European Works Council (EWC) in 1999 through which the company and the trade unions can meet. In 2001, the annual general meeting was held in Mirandola, Italy. In addition, the working group within the EWC held three meetings, including one in which the group visited dialysis clinics in Hungary.

Policy on international assignments

A global expatriate policy is available to employees on the company intranet containing practical guidelines regarding arrangements for employees on international assignments – for example, information about the support available if they want to take their families with them. The policy is a cornerstone in Gambro's ongoing efforts to increase mobility within the company and between different units and countries.

Compensation system

Gambro's stock option program for executives and other key employees was expanded in 2001 to include 450 people. Together with salary and bonus payments, the option program is a key element in the overall incentives program and compensation system introduced for senior managers and specialists in 1999. The compensation system covers basic salary, bonuses and long-term remuneration systems. During the year, an SAR (Stock Appreciation Right) program was also introduced in the US primarily for the company's clinic managers and other key contributors.

New training programs

During the year, Gambro continued work on the development of a new training program called Talent Pool Development, which is designed to identify and develop talented employees, especially during their first career stages. The focus in the new program is to identify candidates internally and thereafter to invest considerable resources in development. Each business area is responsible for identifying candidates for the program, which is scheduled to start in mid-2002. The development program is planned to continue for about two years, during which work assignments are alternated with training programs in various areas.

During 2001 a new program for the education of nurses and patient care technicians was introduced in Gambro Healthcare US. At each of the 10 training sites around the country there is a classroom setting and a laboratory setting equipped with dialysis machines. In the laboratory portion of the training, the employee learned how to set up and tear down the dialysis machine and to initiate and discontinue treatment. In the classroom portion, the employees were engaged in lectures, case studies and demonstrations to understand the principles of dialysis, anatomy and pathophysiology, and patient complications. Some 1,600 new employees were trained as dialysis caregivers.

About 500 other new employees attended a four-day program where they were taught, in addition to specific job responsibilities, how to use the Gambro Healthcare computer systems.

Web-based recruitment

During 2001, an electronic system to handle internal and external recruitment was developed. Available positions are announced internally on the Gambro intranet and externally on the Internet. The aim is to increase the recruitment selection base and internal mobility.

Improvements in personnel development

Gambro Healthcare's Care³ initiative, a commitment to world-class patient, business and employee care that was started in the US in 2000, gained momentum as a vehicle for cultivating employee engagement. The objective of the initiative is to engage employees by providing them with information on how they are performing in key areas, to build incentives around those areas and to create systems for employees to provide input on how the business is managed.

Increased management sensitivity to employee concerns has led to numerous employee care initiatives in 2001. Efforts such as Employee Advisory Councils, spot surveys and remedies, improvements in pay and pay delivery, access to current data on performance progress, increased emphasis on appropriate staffing levels and scheduling flexibility for employees have combined to significantly decrease rates of personnel turnover from 29 percent at the end of 2000 to 24 percent in December 2001. That this occurred during a severe shortage of trained nurses is testimony to the effectiveness of these efforts. Such an improvement in retention rates saves the company millions in recruitment and training costs and improves Gambro's ability to provide excellent patient care.

Gambro BCT also implemented changes intended to reduce employee turnover and increase efficiency in recruiting personnel to production units. Instead of employing external agencies for recruitment, a full-time position was created internally for this purpose. An improved selection process, including assessments and team interviews, resulted in a 77 percent reduction in the average cost of recruiting a new employee. Personnel turnover in production operations declined and is now at the low level of 18 percent, compared with the manufacturing industry average of about 35 percent.

To provide support for employees' personal development, Gambro BCT also introduced a new mentor program through which all employees who so desire may have a mentor to enhance skills, knowledge, thinking and attitudes in order to achieve greater success in the organization. Information about available mentors is available on the company's intranet. The contact between mentor and mentoree is based on trust, and all participants undergo preparatory training that clarifies expectations and requirements regarding confidentiality.

Gambro's values

All programs and measures initiated and implemented at Gambro must be rooted in and recognize the company's fundamental values:

Excellent business performance
- Customer orientation
- Quality
- Leadership and initiative
- Performance ethics
- Results orientation
- Competency

Cooperative spirit
- Patient commitment
- Open and active communication
- Teamwork
- Respect and trust
- People development
- One global company

High ethics
- Honesty and integrity
- Good citizenship
- Dedication to environment
- Courage







Employees by market


100
75
50
25
0
%
11%
33%
56%
2001
11%
34%
55%
2000
Asia and the rest of the world
Europe
US

Employees by business area

Gambro Healthcare:	12,343
Gambro Renal Products:	6,617
Gambro BCT:	1,262

Distribution by gender

Female:	64%
Male:	36%

Average age

Gambro Healthcare US:	40 yrs
Gambro Renal Products:	
Italy	35 yrs
France	40 yrs
Germany	37 yrs
Sweden	40 yrs
Gambro BCT:	39 yrs

Personnel turnover

Gambro Healthcare US:	23.7% (28.7%)
Gambro Renal Products:	
Italy	6.4% (7.8%)
France	5.0% (5.0%)
Sweden	9.5% (11.2%)
Gambro BCT:	16.3% (25.5%)

Increased external interest

Gambro is now focusing on charting common environmental strategies for the future and on measuring and reporting environmental work.

Since 1997, environmental work within Gambro has been based on the ISO 14001 environmental management system. The basic work on environmental certification in accordance with ISO 14001 is now virtually complete. Of a total of 26 Gambro production units and distribution centers, 23 are now certified. One production unit and two distribution centers will be certified during 2002. Every unit has its own environmental management system in place, and the next step is to further improve environmental work.

During 2002, the focus will be on efficient coordination between units. The local environment managers from Gambro's larger units in various countries will hold regular meetings to share their experiences, chart common strategies for the future and define key figures for measuring and reporting environmental performance.

Gambro is also continuing its efforts to integrate environmental issues with health, safety and quality issues. Common work instructions are gradually being established that address all of these areas. This makes the management systems more efficient and simplifies routines for individual employees.

Environmental inventories

ISO 14001 is an international standard structured around 17 points, which provide the basis for results-oriented management of the company's environmental issues. Starting from these points, all of Gambro's certified units conducted an environmental inventory through which the environmental effects of products and operations were identified, routines established for how environmental work should be communicated externally, and contingency plans developed for how any unexpected events affecting the environment should be handled.

Sterilization

Most of Gambro's single-use articles must be sterilized before delivery to the customer. Sterilization is performed by either Gambro or its subcontractors using various methods. Sterilizing processes use either ethylene oxide gas (EtO), steam, beta radiation or gamma radiation. Each method has its advantages and disadvantages from a technical, financial and environmental viewpoint.

Technically, it is important to ensure that sterilization does not render the material brittle, discolored or toxic. EtO sterilization has the least impact on the material. Other methods place more stringent requirements on the material composition of the products to be sterilized.

Rapid progress is being made in materials development, thus gradually making products more tolerant. However, several of Gambro's single-use articles include materials that, for medical or functional reasons, cannot withstand steam or radiation sterilization. In these cases, EtO sterilization remains the only alternative.

Gambro nonetheless continues its efforts to reduce the proportion of EtO-sterilized products. During the year an EtO sterilization plant in Italy was shut down, and all volume increases are now limited to steam and radiation sterilization. An additional EtO plant is scheduled to be taken out of operation during 2002.

Since EtO is classified as a carcinogenic substance, strict regulations govern the handling and emissions of the gas. To keep emissions below the limits established by the authorities, sterilization plants are equipped with highly efficient cleaning systems, including scrubbers that pass the EtO gas through a liquid bath. This converts the EtO gas into ethylene glycol in liquid form, which is easier to handle than the volatile gas.

The residual amounts of EtO that are permitted in products following sterilization are extremely small – on the order of a few dozen parts per million (ppm). Tests are performed at regular intervals using various process control systems to ensure that the limits are not exceeded. No incidents relating to malfunctions in these systems were reported during the year. Fortunately, Gambro has been spared from any serious incidents causing environmental impact.

Use of PVC

A large proportion of Gambro's single-use products, such as blood lines and bags, are made from polyvinyl chloride (PVC). The use of PVC has an environmental impact, both because the plastic contains softeners that are suspected to be carcinogenic and because hazardous residual products may be released when the plastic is burned.

Gambro is working on several fronts to reduce the use of PVC. For



newly developed machines for both dialysis and blood separation, cassette-based blood lines are used exclusively. These help to simplify connection to the machine, thus significantly reducing the amount of PVC lines required.

To completely replace PVC will require the development of materials that fulfill technical, financial, user and biocompatibility requirements. Gambro is continuing its materials-development work to find alternatives to PVC, and it made significant progress toward commercially viable solutions during the year.

Health risks

Gambro constantly reviews its routines and work processes to minimize the health risks inherent in all industrial operations. In the EtO plants, for example, tests are performed to ensure that the residual amounts of the substance remaining in sterilization vessels and other equipment at process completion are held at levels well below the limits established by the authorities.

For technical reasons, glue-like materials are used in assembling PVC lines that result in some exposure to solvents. Efficient exhaust systems and well-insulated workstations protect employees and contribute to a clean production process that ensures that residual solvents are eliminated from the finished product.

Increased environmental interest

Gambro has noted an increase in recent years in the number of questions from customers and purchasing organizations regarding the environment. Demand for documented environmental certification in accordance with ISO 14001 is increasing.

Increasing interest has also come from analysts and mutual fund managers who are gathering information about companies for possible inclusion in environmental funds. Gambro has answered a number of such questionnaires regarding the company's technical and organizational environmental work.

Significant environmental measures during 2001

- The year saw the start of the manufacture of newly developed dialysis machines designed in accordance with forthcoming EU regulations regarding the scrapping of electrical and electronic materials. Materials are now more clearly marked, making it easier to recover them.
- Construction of the new production facility for dry concentrates in Lund, Sweden was completed, and the plant began operation in August 2001. All commitments that were set out in the environmental plan for the project were fulfilled, and in September 2001 the unit was certified in accordance with ISO 14001.
- Gambro's German manufacturing unit for dialyzers in Hechingen saves 700 cubic meters of oil each year by using methane gas that is generated in the decomposition process in a nearby refuse dump. An additional 120 cubic meters of oil is saved through efficient use of cooling water for the injection

molding machines. The heated water is used partly in the local heating plant and partly to heat the courtyard to keep it free from snow and ice. The water is thus cooled naturally and can be reused in the cooling plant, which therefore does not require as much oil. At the same time, the need for chemicals for ice removal is significantly reduced.

• The Gambro production plant in Meyzieu, France, continued its work on conserving water. Through various types of process improvements, water consumption was reduced by 150,000 cubic meters per year. Two projects are also being conducted in Meyzieu to replace EtO sterilization with gamma radiation.

• Gambro's production unit for dialysis concentrate in Daytona Beach, Florida, in the US reduced the volume of organic materials in its wastewater from 116 tons to 35 tons per year. A newly developed process technology allows a large portion of the organic material previously released with wastewater to be reused. This reduces the load on the city's wastewater treatment plant, while also enabling Gambro to produce an additional one million liters of dialysis concentrate per year through improved process utilization.

• Gambro Parede, a small dialysis concentrate plant in Portugal, significantly reduced the amount of plastic film required for packaging concentrate cans. By using much thinner plastic film, the weight of the plastic film was reduced by 70 percent. In addition, the plant's water consumption was reduced by 2,000 cubic meters per year through a system that allows process water to be reused for toilet flushing and other purposes.

• Gambro BCT in the US and the UK replaced materials in its transport packaging for single-use articles. White laminated boxes were replaced with conventional brown boxes, which are more advantageous from a recycling standpoint.

Safety and testing

During the autumn of 2001, Gambro arranged for various authorities to inspect portions of the production process for dialyzer manufacturing at the Dransfeld plant in Germany, where a perfluorohydrocarbon fluid was used for integrity testing of some of the dialyzers. Residues of this fluid, in products not manufactured by Gambro, are suspected to have been the cause of a number of tragic deaths of dialysis patients during the year.

Gambro's production process ensures that all chemicals used for manufacturing and testing are removed from dialyzers before sterilization and packaging. At the Dransfeld plant, a perfluorohydrocarbon fluid was used for slightly more than five years in about 3 percent of the plant's total production volume. Gambro has never received any complaints or reports of accidents of the type described resulting from the products concerned. As a precautionary measure, however, Gambro has decided to eliminate the use of this fluid and the corresponding portion of the production process, pending the results of investigations now being conducted in connection with accidents that have occurred with products from a competing manufacturer.

23 of 26 units certified

Gambro's production units and distribution centers	Environmentally certified according to ISO 14001	Gambro's production units and distribution centers	Environmentally certified according to ISO 14001
Lund, Sweden (3 units)	Yes	Meyzieu, France (2 units)	Yes
Neubrandenburg, Germany	Yes	Koga, Japan	Yes
Dransfeld, Germany	Yes	Daytona Beach, Florida, USA	Yes
Hechingen, Germany (3 units)	Yes	Tijuana, Mexico	Yes
Mirandola, Italy (3 units)	Yes*	Shanghai, China	Yes
Latina, Italy	Yes	Meopta Prerov, Czech Republic	No
Sondalo, Italy	Yes	Dandenong, Australia	Yes
Canosa Sanitta, Italy	Yes	BCT Lakewood, Colorado, USA (2 units)	Yes*
Parede, Portugal	Yes	BCT Quedgeley, UK	Yes

* Except one distribution center

Environmental impact

Gambro's primary impact on the environment is attributable to two main factors:

• Production of plastic single-use articles. For safety reasons, such as preventing the spread of infections, many medical-technical products may only be used once.

• Water-consuming processes in conjunction with dialysis treatment. A normal treatment consumes about 120 liters of water plus about 30 liters for disinfection of the dialysis equipment. Each patient undergoes about 150 treatments a year, meaning that a considerable amount of water is consumed.

Environmental goals

The goals for Gambro's environmental work are to improve resource utilization, improve waste management for both the company and its customers, and reduce energy consumption. Consideration is given to the environmental impact of products during the product development phase, and raw materials are selected carefully. For the dialysis machines now under development, for example, the goal is to reduce energy consumption by 10 percent from that of the machines currently in operation.

Board Report

The Board of Directors and the President of Gambro AB (publ), Corp. Reg. No. 556041-8005, domiciled in Stockholm, hereby submit their Annual Report and consolidated financial statements for fiscal year 2001.

OWNERSHIP AND OPERATIONS

Gambro AB is listed on the Stockholm Stock Exchange (Stockholmsbörsen). On December 31, 2001, the Company had 77,256 shareholders. The largest owner is Investor AB, which owns 19.9 percent (19.9) of the share capital and 26.3 percent (26.4) of the voting rights.

Gambro conducts operations in three business areas: Gambro Renal Products, which carries out manufacturing and sale of dialysis equipment; Gambro Healthcare, which provides dialysis care; and Gambro BCT, which manufactures and sells equipment for collecting, purifying and storing blood components.

FINANCIAL REVIEW

Business conditions

As a medical technology and healthcare company, the Gambro Group is relatively insensitive to economic trends. More than 1.1 million people with chronic renal disease receive dialysis treatment. About one-fourth of these are in the US. The global market for dialysis treatment amounts to about SEK 320 billion (USD 31 billion). The annual global increase of patients is about 7 percent, although the growth figures vary widely between different geographic regions. The current growth rate is estimated at 5-7 percent in Europe, the US and Japan, and around 10 percent in other parts of the world. A rising proportion of elderly people in Western countries means that a greater number will suffer from illnesses that may result in renal disease. In addition, access to treatment is increasing in developing countries.

Consolidation continues in the renal care industry. Currently, four major chains account for more than 60 percent of the US market. Consolidation is taking place outside the US but has not yet progressed as far. An increasing number of countries are permitting private clinics, a trend that favors industry growth. Prices are strictly regulated, since a large proportion of renal care is paid for by governments or insurance companies, while costs of personnel and necessary pharmaceutical products are increasing. Continuous rationalization is therefore imperative.

The market for renal care products is characterized by a stable year-on-year increase that is essentially unaffected by economic fluctuations. The market is subject to price pressure in the region of 2-3 percent per year. The total value of the market is approximately SEK 65 billion (USD 6.3 billion). The three largest companies combined have two-thirds of the market.

The blood bank technology market is driven by a worldwide shortage of blood and blood components and a constant demand for increased safety in the world's blood supply. The market for blood bank technology, including products for blood collection and blood purification, is approximately SEK 12 billion (USD 1.2 billion) and grows with approximately 5 to 6 percent per year.

Significant events

Gambro Healthcare Laboratory Services entered 2001 having resolved its investigation by the US federal government into billings for tests performed before May 1998, but still faced with the challenge of collecting for unbilled tests after that date. In June 2001, after an extensive analysis of the various levels of documentation and the differences in interpretations of the US regulatory guidance, Gambro Healthcare Laboratory Services determined to make a provision of MSEK 927 (MUSD 85, including MUSD 9 for the cost of the analysis) against unbilled tests performed from October 1998 through March 2001. In addition, Gambro Healthcare Laboratory Services changed its accounting methodology effective April 1, 2001, so that only billed tests are reflected in revenue. The change in accounting methodology, together with the implementation of a new laboratory test order entry system, ensures that only tests meeting the strictest documentation standards are accounted for as revenue.

In June 2001, Gambro Healthcare received a subpoena from the US Department of Justice requesting information about its business operations. To date, costs related to the investigation, including legal fees and other costs of collecting the information requested in the subpoena, amount to MSEK 99 (MUSD 10). Because the investigation is still in its early stages, it is not possible to estimate the ultimate cost.

During 2001 the Argentine economy gradually collapsed. As a result, Gambro's 33 clinics faced reimbursement cuts for dialysis treatment, new taxes and significantly higher interest rates. The reduced cash flows and the general uncertainty about the recovery of the economy have caused Gambro to make a write-off of the remaining goodwill value, MSEK 228 (MARS 38), in December 2001. Approximately 50 percent of the charge was caused by the reduced cash flows, and the rest was due to the general uncertainty going forward. In addition, a provision for receivables probably not possible to collect amounting to MSEK 62 (MARS 10) was also established.

Analysis and comments

The following financial review presents an analysis of, and comments on, the Gambro Group's income statement, profitability, cash flow, investments and financial position, and concludes with

Table 1. Income Statement

Condensed income statement – quarterly breakdown

	2001					2000				
MSEK	Q1	Q2	Q3	Q4	**Total**	Q1	Q2	Q3	Q4	Total
Revenues	6,180	6,619	6,745	7,176	**26,720**	5,114	5,400	5,588	6,143	22,245
Operating earnings before depreciation (EBITDA)	1,046	148	1,070	1,041	**3,305**	985	1,139	985	874	3,983
Do. margin, %	16.9	2.2	15.9	14.5	**12.4**	19.3	21.1	17.6	14.2	17.9
Operating earnings before depreciation (EBITDA)										
- excl nonrecurring items	1,046	1,076	1,070	1,076	**4,268**	985	1,074	985	925	3,969
Do. margin, %	16.9	16.3	15.9	15.0	**16.0**	19.3	19.9	17.6	15.1	17.8
Depreciation/amortization	-626	-686	-720	-992	**-3,024**	-553	-572	-622	-2,032	-3,779
Operating earnings after depreciation (EBIT)	420	-538	350	49	**281**	432	567	363	-1,158	204
Do. margin, %	6.8	-8.1	5.2	0.7	**1.1**	8.4	10.5	6.5	-18.9	0.9
Operating earnings after depreciation (EBIT)										
- excl nonrecurring items	420	389	350	311	**1,470**	432	502	363	272	1,569
Do. margin, %	6.8	5.9	5.2	4.3	**5.5**	8.4	9.3	6.5	4.4	7.1
Financial net	-157	-181	-211	75	**-474**	-111	-142	-191	-287	-731
Earnings before tax (EBT)	263	-719	139	124	**-193**	321	425	172	-1,445	-527
Minority interest	-9	-15	-18	-17	**-59**	-20	-15	-10	-19	-64
Tax	-142	211	-120	-119	**-170**	-203	729	-139	1,186	1,573
Net income	112	-523	1	-12	**-422**	98	1,139	23	-278	982

a brief section dealing with the parent company, Gambro AB.

Revenues (table 2)

The Group's total revenues amounted to MSEK 26,720 (MUSD 2,597), compared with MSEK 22,245 (MUSD 2,162) in 2000, an increase of 20 percent. Volume increases account for 8 percent of the increase while 1 percent is attributable to price changes and 11 percent to foreign-exchange movements. As a result, the currency-adjusted growth was 9 percent. As shown in the section Risks, Gambro hedges future cross-border currency flows. These hedges do not affect revenues but do affect earnings.

Growth is a priority in efforts to create shareholder value. The objective is to achieve annual growth of 8–10 percent that is primarily organic.

Revenues in the main markets, Europe and the US, which account for 89 percent (89) of Gambro's sales, increased by 21 percent (14).

Table 2. Revenues per market

MSEK	**2001**	2000	Change (%)
Europe	**7,074**	6,147	+15
United States	**16,799**	13,577	+24
Asia, Pacific and RoW	**2,847**	2,521	+13
Total	**26,720**	22,245	+20

Operating earnings before depreciation (EBITDA)

Operating earnings before depreciation, net financial items and taxes (EBITDA) constitute the basis for the Group's cash flow. EBITDA amounted to MSEK 3,305 (MUSD 321), compared with MSEK 3,983 (MUSD 387) in 2000. This includes nonrecurring items of MSEK -962 (MUSD -93), compared with MSEK 14 (MUSD 1) in 2000. For operations EBITDA amounted to MSEK 4,268 (MUSD 415), compared with MSEK 3,969 (MUSD 386) in 2000, which corresponds to a margin of 16.0 percent (17.8). The decline is primarily attributable to the change in revenue recognition methodology for the US laboratory services and the costs for gathering, screening and delivering documentation based on the subpoena in relation to Gambro Healthcare US.

Depreciation/amortization

Total depreciation and amortization amounted to MSEK 3,024 (MUSD 294), compared with MSEK 3,779 (MUSD 367) in 2000. This includes nonrecurring items of MSEK 228 (MUSD 22), compared with MSEK 1,379 (MUSD 134). Excluding these the balance can be divided into amortization of goodwill, MSEK 1,136 (1,021), and other depreciation/amortization amounting to MSEK 1,660 (1,379).

Goodwill makes up a substantial part of the asset side in Gambro's balance sheet. The item arises when a company is acquired, and constitutes the difference between the purchase price and the acquired company's shareholders' equity. Gambro's acquisitions are made primarily within the Gambro Healthcare business area, where the price for acquired companies is high in comparison to their shareholders' equity. To a large extent, the price that is paid is based on future earnings within the acquired company and the advantages of integration with existing clinical operations and with Gambro's own production of equipment and consumable supplies. The single largest goodwill item derives from the acquisition of Vivra in 1997. The increase in amortization of goodwill is explained by new acquisitions and the strength of the US dollar.

More than 90 percent of the Group's goodwill is denominated in USD.

Other depreciation/amortization is affected by the strength in the US dollar and the euro in combination with significant investments in new production capacity for dialyzers and concentrates.

Operating earnings after depreciation (EBIT)

Gambro's earnings after depreciation according to plan increased to MSEK 281 (MUSD 27), compared with MSEK 204 (MUSD 20) in 2000. This includes nonrecurring items of MSEK -1,190 (MUSD -116), compared with MSEK -1,365 (MUSD -133) in 2000. For operations EBIT amounted to MSEK 1,470 (MUSD 143), compared with MSEK 1,569 (MUSD 152) in 2000, with a corresponding margin of 5.5 percent (7.1).

Nonrecurring items (table 3)

During 2001 the Group reported nonrecurring items affecting operating earnings after depreciation (EBIT) by MSEK -1,190 (MUSD -116), compared with MSEK -1,365 (MUSD -133) in 2000.

In June 2001, after an extensive analysis of the various levels of documentation and differences in interpretations of US regulatory guidance, Gambro Healthcare Laboratory Services determined to make a provision of MSEK 927 (MUSD 85, including MUSD 9 for the cost of the analysis) against unbilled tests performed from October 1998 through March 2001. In addition, Gambro Healthcare Laboratory Services changed its accounting methodology effective April 1, 2001, so that only billed tests are reflected in revenue. The change in accounting methodology, together with the implementation of a new laboratory test order entry system, ensures that only tests meeting the strictest documentation standards are reflected as revenue. In the fourth quarter 2001 some MSEK 31 (MUSD 3) of the previously unbilled tests provided for in June 2001 was billed, and a corresponding portion of the reserve was consequently reversed. In December 2001, Gambro Healthcare Laboratory Services reached a preliminary settlement with respect to the US Department of Justice's investigation that began in April 2001 related to billings for periods subsequent to January 2000. Under the proposed settlement, Gambro will pay MSEK 31 (MUSD 3) with no admission of any wrongdoing. These were offset against the reversal of the provision.

Table 3. Nonrecurring items

MSEK	**2001**	2000
Operating items		
Capital gain ABB		628
Charge for laboratory billing	**-927**	-563
Impairment goodwill	**-228**	-1,241
Impairment other assets	**-62**	-138
Restructuring GHc US		-106
Reversal of provisions	**27**	55
Total operating items	**-1,190**	-1,365
Financial items		
Capital gain Thoratec	**293**	
Write-down of shareholdings		-145
Tax items		
Reversal of tax provisions		1,820
Capitalization of loss carry forwards		**102**
Tax on nonrecurring items	**239**	342
Total tax items	**341**	2,162
Total nonrecurring items	**-556**	652
Effect on earnings per share	**-1.61**	1.89

During 2001 the Argentine economy gradually collapsed. As a result, Gambro's 33 clinics faced reimbursement cuts for dialysis treatment, new taxes and higher interest rates. The reduced cash flows and the general uncertainty about the recovery of the economy have caused Gambro to make a write-off of the remaining goodwill value, MSEK 228 (MARS 38), in December 2001. Approximately 50 percent of the charge was caused by the reduced cash flows and the rest was due to the general uncertainty going forward. In addition, a provision for receivables probably not possible to collect amounting to MSEK 62 (MARS 10) was also established.

Reserves amounting to MSEK 27 (MUSD 3) resulting from divestment of companies during previous years were reversed.

Included in the financial net is a capital gain amounting to MSEK 293 (MUSD 28) on the sale of 1.5 million shares in the listed company Thoratec Corporation Gambro holds an additional 1.6 million shares in the company.

Tax expenses declined by MSEK 102 (MUSD 10) through use of loss deductions from the sale of a French hospital in 1999. It has not been possible to utilize the accumulated loss deductions due to weak profitability and lack of consolidation possibilities.

Financial net and financial position

At December 31, 2001, the Group's net debt amounted to MSEK 9,434 (MUSD 892), compared with MSEK 7,275 (MUSD 688) in 2000. The change is explained by operating cash flow of MSEK 608, acquisition costs totaling MSEK -1,460, divestitures totaling MSEK 526, tax payments of MSEK -25, paid dividends amounting to MSEK -379, currency effects in a negative amount of MSEK 638, and other items amounting to an expense of MSEK -791. The financial net amounted to an expense of MSEK -474 (MUSD -46), compared with an expense of MSEK -731 (MUSD -71) in 2000. This includes nonrecurring items of MSEK 293 (MUSD 28), compared with MSEK -145 (MUSD -14) in 2000. The largest item, net interest, amounted to an expense of MSEK -692 (MUSD -67), compared with an expense of MSEK -533 (MUSD -52) in 2000. Average net debt during the year amounted to MSEK 9,200 (MUSD 870), which corresponds to an average interest rate of 7.5 percent (8.3). The economic situation in Argentina had a significant adverse effect on the interest net. The incremental impact over the prior year was MSEK 60. By the end of December 2001 the loans in Argentina were converted to equity, eliminating the negative effect on the interest net going into 2002.

Earnings before tax (EBT)

Earnings after financial items amounted to MSEK -193 (MUSD -19), compared with MSEK -527 (MUSD -51) in 2000. This includes nonrecurring items of MSEK -897 (MUSD -87), compared with MSEK -1,510 (MUSD -147) in 2000. For operations EBT amounted to MSEK 704 (MUSD 68), compared with MSEK 983 (MUSD 96) in 2000.

The total impact of foreign-exchange movements on earnings after financial items in 2001, compared with 2000, was about MSEK -22 (MUSD -2). If Gambro's flows in foreign currency had not been hedged, income in 2001 would have been MSEK 114 (MUSD 11) higher. Gambro's hedging policy and its effects are discussed in the section Risks.

Taxes

Gambro applies full tax accounting, which means that the item "Taxes" in the income statement also includes deferred tax. Combined tax for the year amounted to MSEK -170 (MUSD -17), compared with MSEK 1,573 (MUSD 153) for 2000. Taxes relating to nonrecurring items are included in an amount of approximately MSEK 341 (MUSD 33), compared with MSEK 342 (MUSD 33) in 2000. Included in the prior year tax income was also reversal of tax provisions on sales of shares in prior years amounting to MSEK 1,820. For operations the combined tax amounted to MSEK -511 (MUSD -50), compared with MSEK -589 (MUSD -57) in 2000.

The total tax rate on earnings was -88.1 percent (-298.0). Adjusted for amortization of goodwill and nonrecurring items, the tax rate was 27.8 percent (29.3).

Return on capital employed/ return on equity

The return on capital employed in 2001 was 2.0 percent (1.2), but was strongly affected by the goodwill amortization and nonrecurring items. Adjusted for these two factors, the return on capital employed was 8.4 percent (10.3).

Return on shareholders' equity amounts to -1.9 percent (4.7), or 5.7 percent (7.0) adjusted for goodwill and nonrecurring items.

Cash flow, investments and acquisitions (table 4)

The Group's free cash flow is defined as cash flow generated by wholly owned operations plus dividends from associated companies.

Change in operating working capital (accounts receivable, inventories and accounts payable) adjusted for nonrecurring items amounted to MSEK -1,084 (MUSD -102), compared with MSEK -553 (MUSD -54) in 2000. Foreign-exchange movements affected the change in operating working capital by MSEK -587 (MUSD -56), compared with MSEK -490 (MUSD -46) in 2000. Adjusted for nonrecurring items and currency effects, the change in operating working capital amounted to MSEK -496 (MUSD -47), compared with MSEK 63 (MUSD 6) in 2000.

Investments amounted to MSEK 2,465 (MUSD 240) in 2001, compared with MSEK 1,741 (MUSD 169) in 2000. The main part of the investments refers to production capacity increases in dialyzers and dry concentrates. Included in the amount is also MSEK 195 (MUSD 19) of development costs capitalized following the implementation of the new accounting standard issued by the Swedish Financial Accounting Standards Council.

Acquisitions amounted to MSEK 1,460 (MUSD 142), compared with MSEK 1,141 (MUSD 110) in 2000. Acquisitions included 37 clinics in the US and other parts of the world. In addition, shares and assets divested amounted to MSEK 526 (MUSD 51), compared with MSEK 812 (MUSD 79) in 2000. The sale of 1.5 million shares in Thoratec Corporation is included with MSEK 304 (MUSD 28).

Parent company

The operations of the parent company, which is based in Stockholm, consist of Group management functions. As a result of the ongoing work to simplify the Group structure, the parent company assumed direct ownership of a number of subsidiaries earlier held by other Group companies. The wholly owned subsidiaries Incentive Grosshandel AB, Gambro Financial Services AB, Gambro Treasury AB, Förvaltnings AB Norra Kungstornet, Persöner AB and Athena AB were merged into the parent company during 2001.

Parent company earnings after financial items amounted to MSEK 2,886 (MUSD 280), compared with MSEK 13,083 (MUSD 1,271) in 2000. The parent company's liquid funds at year-end amounted to MSEK 381 (MUSD 36), compared with MSEK 13 (MUSD 1) in 2000. In addition, MSEK 13,083 (MUSD 1,237) of other current receivables from Group companies are interest bearing. Other long-term receivables from Group companies include MSEK 7,971 corresponding to MUSD 972 (MSEK 8,194 and MUSD 1,000 in 2000) that was valued at the historical rate in accordance with the Swedish Financial Accounting Standards Council's Recommendation RR8. The unrealized exchange gain amounted to MSEK 2,316 (MUSD 225). Calculations of a significant portion of the parent company's balances with subsidiaries do not include interest. An interest charge would reduce the parent company's earnings by about MSEK 158 (MUSD 15), compared with MSEK 400 (MUSD 39) in 2000.

Table 4. Group free cash flow

MSEK	2001	2000
Earnings before tax and financial capital gains, etc	**-476**	-527
Depreciation/amortization	**3,024**	3,924
Change in operating capital	**-94**	-553
Investments	**-2,465**	-1,741
Operating cash flow	**-11**	1,103
Acquisitions/divestitures net	**-934**	-1,141
Taxes paid	**-25**	-1,435
Free cash flow	**-970**	-1,473

Anticipated future developments

As a medical technology and healthcare company, the Gambro Group is relatively insensitive to economic fluctuations. The main factors driving the growth of Gambro's operations are the increased life expectancy of the world's populations and higher global living standards, which increase the demand for healthcare. The development of Gambro's market is also affected by non-economic factors, such as healthcare policies, types of financing for nursing care, and healthcare traditions. The global privatization trend within healthcare has a positive impact on Gambro. The increased demand for savings within the public sector throughout the world is leading to a growing percentage of healthcare being handled privately, increasing the expansion opportunities for healthcare operations. At the same time, the demands for savings are leading to increased pressure to reduce compensation levels and the prices charged for products.

Gambro's overall objectives for the year are to leverage the improved platform for growth and profitability. Focus will also be to define the business model as an integrated healthcare company and to explore new growth opportunities. The financial objectives for the group in 2002 are to deliver a revenue growth of 8-10 percent, improve the operating margin trend and further improve cash flow from operations. The financial results on a group level will be affected by costs related to the subpoena in Gambro Healthcare US.

Gambro Healthcare's objective is to have a yearly revenue growth of about 10 percent, mainly through organic growth, with only a few selective acquisitions and operating earnings growing more than revenues.

The objective for Gambro Renal Products is to achieve an annual increase in sales of 8-10 percent, with a steady increase in market shares. Increasing volumes and thereby reducing unit costs will further improve profit margins.

The goal for Gambro BCT is to achieve sales growth in excess of 10 percent in 2002. Long-term growth potential is enhanced by breakthroughs in expansive complementary operations, such as inactivation of viruses and bacteria (PET) and systems for automated separation of manually collected blood. While the profit margins on the new operations may be lower than on Gambro BCT's current core business, the growth potential is substantial.

Research and development

Research is a prerequisite for Gambro to achieve its overall objectives, which are to improve patients' health and quality of life. Gambro's aim is to become a world leader in terms of knowledge-building, innovations and creative developments in those areas in which the company is active. The future development and value-creating capacity of the company's operations are closely linked to its research expertise.

During 2001, Gambro's investments in research and development totaled MSEK 618 (MUSD 60), which corresponds to 2.4 percent (2.5) of operating costs, compared to MSEK 533 (MUSD 52) in 2000. Some 70 people work in the central research department. Of these, about one-third have PhDs. Gambro's principal strength in the research area is its knowledge-intensive culture interacting closely with the clinical operations. An added strength is Gambro's extremely strong external network, consisting of universities and research institutes throughout the world, as well as practitioners, suppliers, technicians and contractors – all of which give the Group's research activities a broad base in the real world.

For more detailed information about Gambro's research work, see the Research section.

Environment

Gambro works continuously to improve its environmental work regarding both products and operations. A Group-wide environmental program based on the ISO 14001 environmental management system was introduced in 1997. Of a total of 26 Gambro production units and distribution centers, 23 are now certified (three were certified during 2001). The remaining three, one production unit and two distribution units, will be certified in 2002.

Gambro's main impact on the environment relates to two principal areas:

- Use of single-use products made of plastic. For safety reasons, certain products can only be used once – to avoid the spread of infections, for example.
- Processes associated with dialysis treatment that require water. Considerable amounts of water are consumed each year.

The Group's Swedish operations do not include any operations that require a permit in accordance with the Swedish Environment Code. A small part of the operations of one Swedish subsidiary is subject to a reporting obligation in accordance with the Swedish environmental legislation relating to the production of plastic products.

For more detailed information about Gambro's environmental work, see the Environment section.

Branch offices outside Sweden

The Group has branch offices in three countries. Their effect on the Group's earnings and position is insignificant. The parent company does not have any branches outside Sweden.

Repurchase of own shares

The Board of Directors has not repurchased any shares based on the mandate it was given by the Annual General Meeting in 2001.

Significant events since year-end

No significant events that affect the Group's or the Parent Company's financial position have occurred since year-end.

DEFINITIONS

Total return
Price trend of the share, including reinvested dividends.

Operating margin
Operating earnings after depreciation, expressed as a percentage of total revenues.

Return on shareholders' equity
Net earnings expressed as a percentage of average shareholders' equity.

Return on capital employed
Earnings after financial items, plus interest expenses and exchange differences attributable to loans, expressed as a percentage of average total assets, less non-interest-bearing operating liabilities, including deferred tax liabilities.

Return on total assets
Earnings after financial items, plus interest expenses and exchange differences attributable to loans, expressed as a percentage of average total assets.

Equity/assets ratio (solidity)
Shareholders' equity, plus minority interests and convertible debenture loans, expressed as a percentage of total assets.

Interest coverage ratio
Earnings after financial items, with recovery of interest expenses for loans and exchange differences attributable to loans, divided by interest expenses for loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Net debt
Loan liabilities and pension provisions, less cash and current investments, including other financial receivables.

Risk management in different areas

The Gambro Group is exposed to both commercial and financial risks, due to its extensive international operations. In all major respects, commercial risks are handled at the business area level and in local operations, while financial risks are largely managed centrally, at Group level.

Commercial risks

The commercial risks to which operations are exposed include credit risk on sales, political risks, supply risks and property and liability risks. Credit risks on operating flows are handled at the local level. Group credit policy provides guidelines for this purpose by listing processes for granting credit, monitoring and so on.

Political risks primarily involve healthcare systems at the local level and factors such as healthcare policy, forms of care service financing and healthcare traditions. Gambro benefits from the global privatization trend in the healthcare sector. All over the world, more stringent requirements for economies in the public sector are resulting in the outsourcing of a growing proportion of health services to the private sector, resulting in greater opportunities for the expansion of care operations. On the other hand, public sector cutbacks also lead to greater pressure on levels of reimbursement and the prices of products.

Supply risks refer to the prices and availability of products and raw materials, such as plastics for dialyzer manufacturing. Availability is managed by ensuring that Gambro has access to more than one supplier and that detailed plans exist for recovery in emergency situations. Similar measures are taken to reduce price risks, but in the United States Gambro and the rest of the industry are faced with a supplier that has a monopoly on EPO, a vital pharmaceutical for patients with anemia problems in connection with dialysis treatment.

Property and liability risks are handled by Gambro Corporate Risk Management (CRM), in cooperation with local operations. CRM's task is to ensure that the Group has satisfactory insurance cover and to provide active support for Group units in the minimization of risks. Global insurance programs concluded with various international insurers ensure that the Group receives full-coverage insurance and major-customer discounts on insurance for property, product and treatment liabilities. A number of technical risk inspections are carried out each year at manufacturing units to reduce the risk of operational stoppages. Gambro Reinsurance S.A. in Luxembourg provides reinsurance services for the Group, thus financing a proportion of the risks insured.

Financial risks

The allocation of responsibility for financial operations – the extent to which the Gambro Group is prepared to assume financial risks and how these risks are to be limited – is stated in a financial policy. This policy is designed to control and restrict financial risks, namely:

- Currency risks, transaction and translation exposure
- Funding and interest-rate risks
- Liquidity and credit risks

The policy is approved by the Gambro AB Board and revised annually.

Treasury operations

The Treasury function within Gambro AB (formerly Gambro Treasury AB, merged into Gambro AB in 2001) handles most financial transactions for the Group. The objective is to optimize funding in terms of flexibility and conditions, to support the operating units in financial matters, to take advantage of economies of scale and to optimize the financial net within given levels of risk. Treasury acts as the Group's internal bank responsible for capital raising, interest duration, currency hedging, cash management and netting. Within the limits of the financial policy, however, each Group company makes its own decisions on financial matters.

Treasury's primary aim is to support business operations, but there is also a Treasury risk mandate for trading in interest-rate and currency instruments. This risk mandate allows a maximum loss of MSEK 100 should interest rates change two percentage points (parallel shift in yield curve) and/or exchange rates move unfavorably by 10 percent. This risk-measurement model does not take into consideration correlations between currencies and interest rates, volatility and the like. Risk is measured on a daily basis with strict segregation of duties. During 2001, risk amounted to an average of MSEK 32, of which MSEK 29 was interest risk. As a profit center, the Treasury function is subject to a return requirement on its risk mandate. The "lowest value" principle is applied, i.e., the lower of the acquisition and the market value is included in the reported income. Group companies, other than Gambro AB, are obliged to minimize their financial risks as far as possible.

Currency risks

Currency risk – the risk that changes in exchange rates may affect the income statement and the balance sheet – includes both transaction and translation risks.

The translation into Swedish kronor of profits or losses in a foreign subsidiary in the Group's income statement is one type of a translation risk. With 98 percent of sales, 80 percent of EBITDA and 90 percent of interest net in other currencies than the Swedish krona, translation risks exist for several items in the income statement. Table 1 illustrates the effect of a 1 percent change in the value of the Swedish krona on total revenues, EBITDA and EBT respectively. Diagram 1 combines transaction and translation effect on earnings before tax of a 1 percent strengthening of the Swedish krona. Total impact on earnings before tax and hedging transactions of a 1 percent increase in the value of the Swedish krona would amount to MSEK 12. In 2001, currency factors subtracted MSEK 22 from earnings compared with 2000.

Table 2 illustrates the Group's cash flow sensitivity to changes in the value of the Swedish krona, a total of 83 percent in net commercial payment flows against Swedish kronor, i.e., transaction risk. In 2001 due to organizational changes, the transaction exposure has been concentrated even further to the production unit in Sweden. More than 95 percent of the cross-border flows are intra-Group flows, and the vast majority are within Gambro Renal Products. Group financial policy states that Group companies are responsible for hedging these flows. Currency hedging is achieved through forward currency contracts. At least 90 percent of forecast flows up to six months are hedged, and at least 50 percent of flows six to 12 months ahead. Contracted cash flow is fully hedged. This policy ensures that changes in exchange rates affect earnings with a delayed timing, in full normally after nine months and partly within six to nine months. The objective is to hedge calculated gross margins rather than attempt to maximize earnings through trading.

Table 1

Earnings effect

The effect (in MSEK at year end rates) on the consolidated revenues, EBITDA and earnings before tax (before hedging transactions) as a result of one percent stronger Swedish krona.

Currency	Revenues Translation effect	EBITDA Translation effect	EBT Translation effect
EUR	-57	-9	-1
USD	-168	-16	19
Other	-33	-1	-6
Total	**-258**	**-26**	**12**

Diagram 1

Earnings effect


20
15
10
5
0
5
10
15
Transaction effect
Translation effect
EUR
USD
Others

The effect (in MSEK at year-end rates) on the consolidated earnings before tax (before hedging transactions) as a result of one percent stronger Swedish krona.

At year-end, the total nominal value of outstanding forward contracts was 851 MSEK, with an average remaining maturity of 4.5 months. Details are presented in Note 8. Market value of the forward contracts (at forward rates) was MSEK 58 lower than contracted. Forward contracts maturing during 2001 had a negative impact of MSEK 114 on operating earnings. Losses in EUR/SEK accounted for MSEK 41, and losses in USD/SEK accounted for MSEK 39.

To avoid currency exposure in financial flows, namely loans and investments, Group companies borrow and invest in local currencies or hedge such flows in full. This has been particularly visible in the interest net in 2001 due to the high interest rates in Argentina. In 1999 the parent company Gambro AB converted the equivalent of MUSD 1,000 of its cash into US dollars in connection with its investments in the United States. At year-end, MUSD 972 remained of this investment. This investment is valued at the historical rate, in accordance with Recommendation RR8 issued by the Swedish Financial Accounting Standards Council. The unrealized exchange-rate gain amounts to MSEK 2,316.

The translation effect of currency changes on the Group's equity, i.e., net assets in foreign currencies, is not hedged. However, intra-group dividends in foreign currencies are hedged when the dividend has been decided. Net assets at December 31, 2001, a total of MSEK 28,381, are presented in Table 3. Forward hedging of net assets could have considerable cash flow effects when contracts are prolonged. In addition, hedging would mean that Gambro, with 99 percent of its operations outside Sweden, would have its entire risk capital base in Swedish kronor.

Translation effects on reported cash flow and interest-bearing net debt have been considerable during 2001 due to the weak Swedish krona. Traditionally, reported cash flow does not revalue all cash flow items to exchange rates at closing date. Excluding currency effects, reported cash flow from operations in 2001 was MSEK 608 (MSEK -11 including currency effects).

Of the interest-bearing net debt, 81 percent is denominated in US dollars, which has created large currency effects, particularly in 2001. Diagram 2 shows the currency-adjusted net debt quarter by quarter. Net debt at December 31, 2001, was MSEK 638 higher than a year earlier due to currency effects.

Funding and interest-rate risks

To cover the Group's capital requirements, the policy states that MSEK 5,000 of committed unutilized credit facilities should always be available. As presented in Table 4, MSEK 9,334 of lines of credit not utilized were available to Gambro with an average maturity of 30 months. These facilities are provided by more than 10 different counterparties.

In 2001, committed facilities to a total of MSEK 2,700 were established or renewed, of which MSEK 1,100 were long-term. Two five-year bonds were issued as private placements in euros, totaling MEUR 80. The short-term Swedish commercial paper program was increased from MSEK 1,000 to MSEK 2,000.

Interest risk is defined as the risk of an impact on Group earnings due to changes in market interest rates in various currencies. The group objective is to keep interest duration on all interest-bearing assets and liabilities, including off-balance-sheet instruments such as interest-rate derivatives (forward rate agreements, interest-rate swaps and options), to an average of nine months. During 2001, the Gambro AB Board decided to make an exception to this policy and to fix interest for MUSD 400 at interest duration between three and seven years. At year-end, MUSD 364 has been fixed through interest-rate swaps at an average interest duration of 58 months. The average fixed-interest term for interest-bearing net debt in total was 38 months on December 31, 2001, as indicated in Table 5.

Treasury uses interest-rate derivatives to adjust interest fixing according to policy and also for position taking. All outstanding interest-rate derivatives holdings at year-end are presented in Table 6.

Diagram 3 reflects the effect on net annual interest of a one-percentage-point increase in interest rates for each currency based on year-end net debt, in total MSEK 94. Taking the actual fixed interest terms into account, a change of one percentage point would reduce earnings by MSEK 9.

The currency composition of the net debt is an important consideration when analyzing the average interest rate. During 2001, the average interest rates on interest-bearing assets and liabilities were 3.5 percent and 7.2 percent respectively. Diagram 4 illustrates the currency proportions of the interest-bearing debt as well as average interest per currency. Due to the political and economic crisis in Argentina, interest rates increased dramatically during 2001. Gambro's debt in Argentine pesos incurred interest expenses amounting to MSEK 105 in 2001. Excluding Argentina, average interest during 2001 was 6.6 percent (approximately 7.5 percent including Argentina) on interest-bearing liabilities. In December all Argentine peso loans were converted to equity.

Table 2

Transaction exposure

MSEK at year-end rates

Currency	Net flow	Share of net flow against SEK	Net exposure
USD	1,310	1,300	301
EUR	-702	-793	-128
CAD	250	179	76
GBP	199	199	45
KRW	120	120	59
HKD	96	81	32
PLN	88	33	19
Other	290	253	175
Total	**1,651**	**1,372**	**579**

Table 3

Translation exposure

MSEK at year end rates

Currency	Net assets[1]	Strengthening of SEK by 1%
USD	17,932	-180
CHF	1,857	-18
EUR	7,209	-72
Other	1,383	-14
Total	**28,381**	**-284**

[1] Before elimination of shares in subsidiaries.

Diagram 2

Currency adjusted net debt

MSEK by quarter


2000
2001
10,000
8,000
6,000
4,000
2,000
0
-2,000
Q4
Q1
Q2
Q3
Q4
Net debt
Rate effects

Diagram 3

Interest rate effect


USD
SEK
EUR
Other
0
-20
-40
-60
-80
-100

Effect on net interest of one percentage point increase in interest rates (MSEK at year-end rate).

Liquidity and credit risks

Gambro invests only in financial instruments that can be prepaid with short notice or where a highly liquid secondary market exists to reduce the liquidity risk. Investments are limited to certain interest-bearing instruments with low risk. To control the credit risk, or counterparties' inability or unwillingness to pay, Group companies can only invest with counterparties with short- and long-term ratings from Moody's of Prime 1 or A1, respectively, or from Standard & Poor's of A-1 or A+. There are also maximum levels of exposure per counterparty to further reduce the credit risk.

For treasury transactions, ISDA contracts are in place with most counterparties. These contracts net receivables and liabilities between the parties on a bilateral basis. Standardized forward rate agreements are settled monthly through the Stockholm Stock Exchange (Stockholmsbörsen), thereby reducing the credit risk for derivatives.

To control credit risks that occur in the operations, policies and guidelines have been established covering credit evaluations and credit portfolio management. With increasing demand from customers for financing solutions, Gambro dedicated project resources during 2001 to structure customer financing.

Furthermore, a support function with finance expertise, Gambro Credit AB, is actively supporting Group companies with customer financing solutions as well as credit control.

Table 4

Credit lines
MSEK at December 31, 2001

Maturity	Committed facilities	Uncommitted facilities	Total utilized facilities
2002	2,084	4,710	1,273
2003	320		310
2004	139		0
2005	10,627		7,287
>2005	1,377		1,053
Total	**14,547**	**4,710**	**9,923**

Diagram 4

Interest bearing debt (average interest per currency)


EUR (5%)
SEK (6%)
Other
1%
11%
13%
81%
USD (5%)

Net debt % (average interest per currency)

Table 5

Interest bearing net debt
MSEK at December 31, 2001

	Outstanding amounts	Remaining terms (months)	Remaining fixed interest period (months)[1]	Average interest %
Bond loan in SEK	300	16	16	8.8
Commercial paper in SEK	876	12	2	4.2
Promissory note in USD	185	8	8	9.5
Syndicated bank loan	7,287	37	2	3.5
Promissory note in EUR	105	1	1	4.5
Bond loan EUR[2) 3)]	746	53	53	5.4
Promissory note in EUR[4)]	292	94	1	5.3
Others	132	1	1	6.0
Pension liabilities	658	12	12	3.7
Liquid funds	-899	0	0	3.0
Other interest bearing assets	-248	0	0	5.0
Swaps[5)]			6	0.6
Total	**9,434**	**38**	**7.8**	**4.9**

1) Including remaining fixed interest period for financial currency swaps.
2) Floating EUR-loan swapped to fixed USD.
3) Floating EUR-loan.
4) German government subsidized loans.
5) Interest differences between currencies. Total volume financial currency swaps MSEK 3,575 (MUSD 338).

Table 6

Interest-rate derivatives
Gambro AB's holdings at December 31, 2001 in MSEK

Derivate	Expiration day	Currency	Nominal amount (+buy/-sell)	Market value (+buy/-sell)
OM Forward Rate Agreements	Mar 01 - Mar 03	SEK	3,900	3,897
OTC Forward Rate Agreements	Mar 01 - Jun 02	EUR	6,112	6,041
OTC Forward Rate Agreements	Mar 01 - Jun 03	USD	-5,816	-5,664
Interest-rate swap*	Feb 2006	JPY	-21	-22
Interest-rate swap*	Jun 02 - Nov 08	USD	-3,309	-3,338
Interest-rate swap*	Mar 02 - Oct 06	EUR	607	632
OM Governmentbond-future R2	Mar 2002	SEK	100	103
Total			**1,573**	**1,649**

*-borrowing/+deposit

Accounting principles

The Annual Report was prepared in accordance with generally accepted Swedish accounting principles, as defined in the Swedish Annual Accounts Act and the recommendations and statements issued by the Swedish Financial Accounting Standards Council.

Changes in accounting principles

Beginning with the current fiscal year, Gambro is applying the recommendations issued by the Swedish Financial Accounting Standards Council that came into force on January 1, 2001. In addition, Gambro has elected to already apply for 2001 the recommendations that were published on January 1, 2001, but did not come into force until January 1, 2002. Accordingly, Gambro is applying the following new recommendations for the current year:

RR 1:00 Consolidated financial statements
RR 9 Income taxes
RR 10 Contract work and similar undertakings
RR 11 Revenues
RR 12 Tangible fixed assets
RR 13 Associated companies
RR 14 Joint ventures
RR 15 Intangible assets
RR 16 Provisions, contingent liabilities and contingent assets
RR 17 Impairment of assets
RR 18 Earnings per share
RR 19 Discontinuing operations
RR 20 Interim reports

The changes in accounting principles affected earnings for 2001 in an amount of approximately MSEK 150, in all essential related to RR15. Gambro's opinion is that the effect of the introduction of the new recommendations on previous years' accounts is not significant, and therefore no adjustment was made to shareholders' equity at the start of the fiscal year. Most of the new recommendations encourage, but do not require, companies to recalculate comparative figures for all periods shown. Gambro has not recalculated the comparative figures.

Consolidated accounting principles

Subsidiaries are included in the consolidated accounts in cases where the Parent Company exercises decisive influence, directly or indirectly.

The consolidated financial statements are prepared in accordance with the purchase method, which means that the equity in the subsidiaries at the time of acquisition, defined as the difference between the real value of assets and liabilities respectively, is eliminated in its entirety. Accordingly, only that portion of the equity in subsidiaries that has accrued after the acquisition is included in consolidated shareholders' equity. Companies acquired during the year are included in the consolidated accounts in the amounts that have accrued after the acquisition. Earnings from companies sold during the year have been included in the consolidated income statement for the period up to the time when they were divested. Internal gains within the Group are eliminated in their entirety, without regard to minority interest.

Minority interest in net earnings is reported as a separate item in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Associated companies are defined as companies that are not subsidiaries, but are companies in which the Parent Company directly or indirectly holds at least 20 percent of the voting rights for all of the shares.

In the consolidated financial statements, participations in associated companies are reported in accordance with the equity method, whereby participations in a company are reported at the acquisition value at the date of acquisition and subsequently adjusted in an amount corresponding to the Group's participation in the change in the associated company's net assets. The value of such participations includes goodwill at the time of acquisition (after deduction for accumulated depreciation). In the consolidated income statement, the Group's participations in the earnings of associated companies are included in financial items as revenue. Undistributed accumulated profit shares deriving from associated companies are reported in the consolidated balance sheet as restricted reserves. Unrealized intra-Group gains are eliminated in an amount corresponding to the share of the gain accruing to the Group.

In the Parent Company's financial statements, participations in associated companies are reported at the acquisition value. Only dividends received from profits accruing after the acquisition of an associated company are reported as revenue from the company.

Joint ventures are defined as operations in which Gambro, together with one or more part owners, jointly exercises a decisive influence. A case in point is Gambro's joint enterprise with Baxter (Tandem Healthcare LLC). In the consolidated financial statements, joint ventures are reported in operating earnings in accordance with the equity method.

Translation of the financial statements of subsidiaries outside Sweden

Since all of Gambro's subsidiaries outside Sweden are classified as independent subsidiaries, the current method is used to translate the subsidiaries' financial statements into Swedish kronor. This means that the assets and liabilities of subsidiaries outside Sweden are translated at the year-end rate of exchange, while their income statements are translated at average of exchange rates for the year. However, nonrecurring items are translated at the current exchange rate in the consolidated income statement. Translation differences are charged directly against Group shareholders' equity.

Intra-Group dividends are hedged when a decision regarding dividends has been made. The translation differences that have occurred in the consolidated accounts are charged directly against Group equity in a proportion corresponding to the translation difference applied to Group equity during the year in respect of the subsidiary.

Translation of accounting items in foreign currencies in individual companies

Receivables and liabilities in foreign currencies are normally reported at year-end exchange rates, and transactions in foreign currencies are translated in accordance with the spot rate on the day of the transaction. Hedged items are reported at contracted rates and the forward contract premiums/discounts are distributed over the contract term and reported as interest expense/income. Exchange-rate differences in items related to operations are reported under operating earnings/loss, while exchange-rate differences in financial items are reported under net financial items.

Revenues

Revenue from sales of products is reported on the delivery date as specified in the terms of sale and shipment. Revenues related to services are reported when the service is supplied, with the exception of laboratory services. As of April 1, 2000, Gambro has taken the view that the Swedish Financial Accounting Standards Council's Recommendation no. 11 does not permit revenue to be reported until the service has been billed. This had a negative effect on revenues and pretax earnings for the year in an amount of approximately MSEK 250.

Sales are reported net of VAT, discounts and exchange-rate differences. In the consolidated accounts, intra-Group sales are eliminated.

Reporting of income tax

Reported income tax includes current tax, adjustments of previous years' current taxes, changes in deferred tax and participations in the tax of associated companies. All tax liabilities/receivables are valued at nominal amounts in accordance with the tax regulations and tax rates that have been determined or have been announced and are almost certain to be approved.

In the case of items reported in the income statement, related tax effects are also reported in the income statement. Tax is charged directly against shareholders' equity if the tax is attributable to items that are charged directly against shareholders' equity.

Deferred tax is calculated in accordance with the balance sheet method in respect of all temporary differences that occur between the reported amounts of assets and liabilities and the amounts for tax purposes. Temporary differences of this nature usually arise as a result of adjustments to the so-called "real value" in connection with acquisitions, depreciation of tangible fixed assets, and allocations and provisions. Deferred tax receivables relating to loss carry-forwards or other future tax deductions are reported in cases where it is probable that the deduction in question can be offset against excess taxes in a future taxation period. Deferred tax liabilities in respect of temporary differences relating to investments in subsidiaries, branches, associated companies and participations in joint ventures are not reported in Gambro's consolidated accounts, since in all such cases the parent company can control when the temporary differences are reversed, and it is considered unlikely that a reversal will occur in the foreseeable future.

Receivables

Receivables are reported in the amounts that are expected to be received, based on individual examination.

Inventories

Inventories are valued applying the first-in, first-out method, at the lower of acquisition value and actual value at year-end.

Tangible fixed assets

Tangible fixed assets are booked at the acquisition cost after deduction of accumulated depreciation according to plan. Write-downs are applied where there is a persistent decline in value. Fixed assets are depreciated according to plan in accordance with the straight-line method, based on the acquisition value and estimated service life of the asset. The following depreciation periods are applied:

Buildings	25–50 years
Machinery and equipment	3–15 years
Production tools (other than expendable tools)	3 years

Interest on capital borrowed to finance the production of an asset is not included in the acquisition value.

Reporting of leasing agreements

Leasing agreements in which Gambro is the lessee are normally reported as straight-line expenses over the period of the agreement. In cases where leasing agreements have the effect that the Group as lessee essentially enjoys the financial benefits and bears the financial risks associated with the leasing object, the object is reported as a fixed asset in the consolidated balance sheet. The corresponding commitment to pay leasing charges in the future is reported as a liability.

In the case of leasing agreements in which Gambro is the lessor, the financial benefits and risks are normally transferred to the lessee. In such cases, the current value of future leasing charges is reported as an asset. In cases where the benefits and risks have not been transferred to the lessee, the revenues are reported straight-line over the period of the agreement.

Intangible fixed assets

Goodwill

Goodwill represents the difference between the acquisition cost of a subsidiary or associated company and the Group's share of the actual value of the acquired company's net assets. Goodwill is amortized straight-line over its estimated useful life, which equates with an amortization period of 10-20 years. For long-term strategic holdings, the amortization period is 20 years.

Research and development costs

Gambro applies the Swedish Financial Accounting Standards Council's Recommendation no. 15, whereby expenditures for research are reported as expenses when they occur. Expenditures for development projects (related to the design and testing of new or improved products) are reported as intangible assets to the extent that they are expected to result in future financial benefits. Other expenditures for development projects are reported as expenses when they occur. Expenditures for development projects that have been expensed previously are not reported as assets in subsequent periods. After commercial production of the product begins, capitalized development costs are depreciated straight-line over a period not exceeding five years.

Costs for software

Expenditures for the development and maintenance of software are normally expensed as they arise. However, expenditures related to identifiable and unique software programs that are controlled by Gambro and are expected to result in financial benefits over a period longer than one year are reported as intangible assets and amortized straight-line over a period not exceeding five years.

Other intangible assets

Expenditures related to brands, distribution rights, patents and licenses are capitalized and amortized straight-line during their estimated useful life, resulting in an amortization period of three to 10 years.

Write-downs

Gambro applies the Swedish Financial Accounting Standards Council's Recommendation no. 17, whereby, when there are indications that the value of an asset may have declined, an assessment of the asset's recoverable value is made. If the recoverable value is lower than the book value, the asset is written down to the recoverable amount.

Pension reporting

Gambro has a number of pension plans based on defined benefits or defined contributions. The costs for contribution-based plans are expensed continuously. Commitments relating to benefit-based pension plans are reported as provisions. Such provisions are made in accordance with the local regulations that apply in each country.

Provisions

Gambro applies the Swedish Financial Accounting Standards Council's Recommendation no. 16, whereby a provision is reported when Gambro has a commitment (either legal or informal) as a result of an event that has occurred, and it is likely that a disbursement of resources that constitute financial benefits will be required in order to settle the commitment, and a reliable estimate of the amount involved can be made.

Income statements

Note 33		Group		Parent Company	
MSEK	Note	**2001**	2000	**2001**	2000
Revenues	1	**26,720**	22,245	**77**	69
Cost of sales		**-20,147**	-16,669		
Gross earnings		**6,573**	5,576	**77**	69
Selling expenses		**-1,887**	-1,674		
Administration expenses		**-2,633**	-1,818	**-191**	-182
Research and development expenses		**-423**	-533		
Result from participation in associated companies	4	**-12**	-26		
Nonrecurring items	5	**-1,190**	-1,365		
Other operating income	6	**20**	132		
Other operating expenses	7	**-167**	-88		
Earnings before interest and taxes	1, 2, 3 ,8, 9 and 10	**281**	204	**-114**	-113
Result from financial investments					
Result from participation in group companies	11			**2,527**	12,294
Result from participation in associated companies	4	**-10**	-152		-5
Result from other securities and receivables accounted for as fixed assets	12	**295**	-18	**1**	369
Other interest income and similar profit/loss items	13	**60**	61	**1,350**	599
Interest expenses and similar profit/loss items	14	**-819**	-622	**-878**	-61
Earnings before taxes and appropriations	15	**-193**	-527	**2,886**	13,083
Appropriations	26			**-158**	-190
Minority interest	16	**-59**	-64		
Taxes	17	**-170**	1,573	**-16**	-507
Net income		**-422**	982	**2,712**	12,386
Earnings per share before and after dilution (SEK)		**-1.22**	2.85		

Total number of shares outstanding 344,653,288 (of which, Series A: 250,574,090. Series B: 94,079,198).

Balance sheets

Note 33		Group		Parent Company	
MSEK December 31	Note	2001	2000	2001	2000
ASSETS					
Fixed assets					
Intangible assets	18	**18,107**	16,540		
Tangible assets	19	**7,865**	6,548	**6**	3
Financial fixed assets					
Participations in group and associated companies	20	**192**	162	**18,018**	25,032
Other securities held as fixed assets	21	**44**	40		
Other long-term receivables	21	**744**	630	**8,004**	8,194
Deferred tax receivables	17	**1,530**	223		
Total financial fixed assets		**2,510**	1,055	**26,022**	33,226
Total fixed assets		**28,482**	24,143	**26,028**	33,229
Current assets					
Inventories, etc	22	**2,743**	2,369		
Current receivables					
Accounts receivable	23	**6,335**	6,446		
Other receivables	24	**1,692**	3,106	**13,723**	934
Total current receivables		**8,027**	9,552	**13,723**	934
Cash and bank	34	**899**	600	**381**	13
Total current assets		**11,669**	12,521	**14,104**	947
Total assets		**40,151**	36,664	**40,132**	34,176
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity	25				
Restricted equity					
Share capital (344.6 million shares at par value SEK 2 each)		**689**	689	**689**	689
Other restricted reserves		**2,648**	2,368	**145**	145
Nonrestricted equity					
Retained earnings		**19,656**	17,858	**20,298**	12,353
Net income		**-422**	982	**2,712**	12,386
Total shareholders' equity		**22,571**	21,897	**23,844**	25,573
Minority interest		**182**	189		
Untaxed reserves	26			**905**	744
Provisions					
Provisions for pensions and similar commitments	27	**658**	621	**225**	242
Provisions for taxes	17	**1,433**	1,508	**696**	
Other provisions	28	**399**	394	**8**	3
Total provisions		**2,490**	2,523	**929**	245
Long-term liabilities	29	**8,650**	5,842	**8,534**	308
Current liabilities	30	**6,258**	6,213	**5,920**	7,306
Total shareholders' equity and liabilities		**40,151**	36,664	**40,132**	34,176
Memorandum items					
Pledged assets	31	**117**	197	**8**	
Contingent liabilities	32	**360**	446	**2,952**	14,466

Cash flow statements

Note 33 and 34	Group		Parent Company	
MSEK	**2001**	2000	**2001**	2000
OPERATING ACTIVITIES				
Earnings after financial items	**-193**	-527	**2,886**	13,083
Adjustment for non-cash items, etc.				
Depreciation and write-downs	**3,024**	3,808	**4,568**	2
Provisions	**30**	-985	**-18**	-355
Unrealized interests and exchange gains/losses	**113**	-788	**-110**	-117
Capital gains/losses	**-308**	-722		-180
Undistributed earnings participations in associated companies	**22**	178		
Paid income tax	**-25**	-1,435	**38**	-125
Cash flow from current operations before changes in operating capital	**2,663**	-471	**7,364**	12,308
CASH FLOW FROM CHANGES IN OPERATING CAPITAL				
Increase (-)/decrease (+) in inventories	**-198**	-152		
Increase (-)/decrease (+) in accounts receivable and other operating receivables	**253**	-548	**-250**	2,818
Increase (+)/decrease (-) in accounts payable and other operating liabilities	**-281**	811	**-6,897**	-14,098
Cash flow from operating activities	**2,437**	-360	**217**	1,028
INVESTING ACTIVITIES				
Investments in financial fixed assets	**-222**	-267	**-1,587**	
Disposals of financial fixed assets	**334**	812	**16**	-251
Investments in intangible assets	**-1,654**	-874		
Disposals in intangible assets	**31**	59		
Investments in tangible assets	**-2,181**	-1,828	**-6**	-1
Disposals of tangible assets	**96**	87		
Merger effects in liquid assets			**38**	
Cash flow from investing activities	**-3,596**	-2,011	**-1,539**	-252
FINANCING ACTIVITIES				
Change in loans	**1,813**	2,769	**1,919**	-504
Group contributions			**150**	120
Dividend paid	**-379**	-379	**-379**	-379
Cash flow from financing activities	**1,434**	2,390	**1,690**	-763
Cash flow this period	**275**	19	**368**	13
Liquid assets opening balance	**600**	606	**13**	0
Currency effect in liquid assets	**24**	-25		
Liquid assets at closing balance	**899**	600	**381**	13

Ten-year summary

Group

MSEK	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992
Income statement										
Revenues	**26,720**	22,245	19,743	18,734	19,490	20,220	24,324	18,389	12,271	11,771
Earnings before interest and taxes	**281**	204	2,304	5,374	14,135	4,050	3,239	2,677	417	557
Earnings before taxes	**-193**	-527	1,893	4,991	13,890	5,228	4,653	3,832	966	1,216
Net income	**-422**	982	1,605	2,308	11,520	2,884	2,431	2,186	462	388
Balance sheet										
Total assets	**40,151**	36,664	33,920	33,406	49,881	34,696	32,035	35,703	18,909	19,010
Net debt	**9,434**	7,275	4,632	2,242	7,786	11,163	7,823	11,429	2,213	2,318
Shareholders' equity	**22,571**	21,897	19,655	17,850	25,385	14,581	12,246	10,976	9,922	9,500
Cash flow analysis										
Operating cash flow	**-11**[7]	1,103	2,048	4,213	13,485	2,862	1,374	3,048	256	963
Investments in fixed assets	**-2,465**	-1,741	-1,529	-1,587	-1,258	-1,258	-1,550	-1,029	-533	-597
Change in net debt	**-2,159**	-2,643	-2,390	5,544	3,377	-3,340	3,606	-9,216	105	1,745
Key figures										
Earnings per share, SEK[4][5]	**-1.22**	2.85	4.66	6.70	33.70	8.44	7.11	6.40	1.35	1.13
Shareholders' equity per share, SEK[4][5]	**65**	64	57	52	74	43	36	32	29	28
Net asset value per share, SEK[2][5]	**65**	64	57	52	101	70	58	51	51	28
Dividend per share, SEK[5]	**1.10**[1]	1.10	1.10	1.00[6]	2.00	2.00	1.80	1.60	1.40[3]	1.20
Gambro share, total return, %	**-0.5**	-10.7	-11.0	-29.3	46.9	73.8	24.7	-5.2	50.0	
Return on shareholders' equity, %[4]	**-1.9**	4.7	8.6	10.7	57.6	21.5	20.8	21.0	4.8	4.2
Return on total capital, %	**1.6**	0.9	7.4	14.6	35.3	19.1	18.1	18.7	7.5	8.7
Return on capital employed, %	**2.0**	1.2	10.8	19.7	44.5	24.8	21.4	21.8	9.7	22.6
Interest coverage ratio	**0.8**	0.4	4.1	5.5	14.7	4.6	4.0	3.9	2.2	2.2
Solidity (equity/asset ratio), %	**57**	60	59	54	52	44	52	43	61	57
Statistical data										
Average number of employees	**19,534**	17,999	17,354	17,332	16,108	17,145	18,573	19,106	12,086	13,024
Wages, salaries and remuneration, incl. social costs	**9,122**	7,191	6,265	5,783	5,364	5,423	6,145	5,982	3,662	3,583

[1] Proposed
[2] Shareholders' equity/share adjusted for surplus value in associated companies
[3] In addition, SEK 0.27/share in Orrefors subscription rights
[4] After full tax
[5] All figures per share are proforma after split (June 1998)
[6] In addition, value transferred on sale of ABB shares
[7] Exclusive capital gain on sale of Thoratec shares

The operations in the Group have significantly changed during the 10 years shown in the summary. All business activities within the Group before 1992 have been divested and all existing business have been acquired.

Notes and comments

(MSEK, unless otherwise noted)

1 Revenues and operating earnings

Revenues by business area

	2001			2000		
	Sale of goods	**Rendering of services**	**Total**	Sale of goods	Rendering of services	Total
Gambro Healthcare		**16,238**	**16,238**		12,957	12,957
Gambro Renal Products	**9,404**	**259**	**9,663**	8,239	242	8,481
Intra-Group	**-1,009**	**-4**	**-1,013**	-749	-3	-752
Gambro BCT	**1,732**	**100**	**1,832**	1,484	75	1,559
Total	**10,127**	**16,593**	***26,720***	8,974	13,271	22,245

By business area and market

	Gambro Healthcare		Gambro Renal Products		Gambro BCT		Intra-Group		Total	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Europe	**1,184**	861	**5,691**	5,082	**442**	366	**-243**	-162	**7,074**	6,147
USA	**14,556**	11,670	**1,885**	1,545	**1,125**	951	**-767**	-589	**16,799**	13,577
Rest of world	**498**	426	**2,087**	1,854	**265**	242	**-3**	-1	**2,847**	2,521
Total	**16,238**	12,957	**9,663**	8,481	**1,832**	1,559	**-1,013**	-752	**26,720**	22,245

The Parent Company did not sell or purchase products to/from Group companies during 2000 and 2001.

Operating earnings by business area

	2001		2000		2001		2000	
	EBITDA	%	EBITDA	%	**EBIT**	%	EBIT	%
Gambro Healthcare	**2,314**	**14.2**	2,119	16.4	**482**	**3.0**	515	4.0
Gambro Renal Products and BCT	**2,296**	**20.0**	1,878	18.7	**1,354**	**11.8**	1,144	11.4
Nonrecurring items	**-962**		14		**-1,190**[1]		-1,365[1]	
Other[2]	**-343**		-28		**-365**		-90	
Total	**3,305**	**12.4**	3,983	17.9	**281**	**1.1**	204	0.9

[1] Whereof write-downs of fixed assets MSEK 228 (MSEK 1,379).
[2] Corporate costs, Corporate Research costs and expenses for subpoena.

2 Average number of employees, salaries and wages, other remunerations and social costs

	Average number of employees	of whom, women	Salaries and remunerations to Board and president	of which, bonus	Salaries and remunerations to other employees	Total salaries, wages and remunerations	Social costs
Parent Company							
Sweden	53	28	9	1	36	45	37
Other Group companies							
Sweden	947	401	1		292	293	140
EU excl. Sweden	5,090	2,343	6	2	1,465	1,471	393
Rest of Europe	585	491			48	48	12
North America	10,775	8,065	67	14	5,183	5,250	1,017
South America	1,338	902			142	142	52
Asia	648	317	4	1	165	169	23
Oceania	98	52			27	27	3
Total Group	**19,534**	**12,599**	**87**	**18**	**7,358**	**7,445**	**1,677**

Continued 2

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Costs for pensions and similar benefits to current and former Board members, presidents and vice presidents.	**16**	8	**12**	6
Commitments related to pensions and similar benefits to current and former Board members, presidents and vice presidents.	**182**	183	**181**	182

At year-end the number of employees was 20,371 (18,294). Of the average number of employees, 64 % (64) were women. In accordance with a decision by the Annual General Meeting in 2001, members of the Board who are not Gambro employees were paid a fixed fee totaling SEK 3,775,000. Chairman Claes Dahlbäck was paid SEK 1,000,000 of this amount and Vice Chairman Håkan Mogren SEK 500,000. Remuneration in an amount of SEK 325,000 was paid to the other members of the Board of Directors appointed by the Annual General Meeting.

Remuneration paid to Gambro's President Sören Mellstig during 2001 amounted to SEK 5,422,080, including bonuses of SEK 795,260 and car allowance.

The pension benefits for the President are the following; retirement age is 60; a premium-based plan. The pension costs for Gambro AB correspond to 35 % of fixed salary as long as the President is employed by the company. Pension due is based on the capital and related return which accumulates through the annual premiums as above during the remaining period of service and the pension benefits earned to and including 2000. In addition to a six-month notice period, Mellstig has the right, upon receiving notice from the company, to severance pay corresponding to 24 months compensation (fixed annual salary). Severance pay shall be reduced by amounts corresponding to all compensation earned by Mellstig as a result of employment or assignments. The other members of Gambro's corporate management staff are required to submit six months' notice and thereafter receiving severance pay corresponding to 18 months' compensation. An executive who has reached age 55 is entitled to additional severance corresponding to six months' compensation. Pension benefits are governed by a pension plan, with retirement at age 65.

Options to management personnel

Senior executives were offered call options in 1998 issued by a third party. Thirty-four persons were alloted 712,895 call options, which were priced on market terms according to the Black & Scholes model as of February 20, 1998. The price per call option was SEK 45.16, with a time expiration of five years and exercise price of SEK 147.89.

The Board of Directors decided in 1999 to introduce a new remuneration system for personnel in senior management positions. The aim of the program is firstly to link the compensation paid to senior management to future growth in shareholders' value and secondly to encourage senior management at Gambro to a long-term investment in the form of Gambro shares. The personnel options have been issued in 1999, 2000 and 2001.

These programs do not create any dilution since they have been hedged through equity swaps on the market.

Hedging also includes the related social fees. The options issued in these three programs were priced in accordance with the Black & Scholes model to market terms. The exercise price was set at 110 % of the share price on the allotment date.

In 2001, a new SAR (Stock Appreciation Right) program was introduced for employees in key positions in the US. The program is hedged through an equity swap.

Personnel options	Year	Persons	Outstand No. of options	Exercise price	Share price at allotment	Allotment date	Expiration date	Lock-in	Price of equity swap
	1999	69	904,161	74.25	67.50	1999-02-24	2006-02-24	3 years	81.78
	2000	127	1,401,700	70.90	64.50	2000-02-23	2007-02-23	*see below	61.03
	2001	378	2,776,200	72.30	65.76	2001-02-19	2008-02-22	*see below	67.29
SAR	Year	Persons	Outstand No. of SARs		Share price at allotment	Allotment date	Expiration date	Lock-in	Price of equity swap
	2001	977	486,197		68.50	2001-08-01	2005-08-01	1 year	67.29

* The lock-in period in this program is divided so that one-third of the options can be exercised one year after allotment, one-third after two years and one-third after three years.

Audit fees and charges 3

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Öhrlings-PricewaterhouseCoopers				
Audit assignment	**15**	11	**2**	2
Other assignments	**14**	6	**6**	2
Other accounting firms				
Audit assignment	**2**	2		
Other assignments	**18**	15		
Total	**49**	34	**8**	4

Audit assignments pertain to examination and review of annual reports and accounting as well as the management by the Board and President, other work assignments that should be carried out by the company's auditors and advisory services or other actions arising from observations during such examinations or carrying out such other work assignments. All other activity is other assignments.

4 Share in earnings of associated companies

Operations-related participations in associated companies	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Share in earnings of associated companies before tax	**-12**	-26		
Total	**-12**	-26	**0**	0

Financial investments in associated companies	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Share in earnings of associated companies before tax	**3**	-37		
Gain/loss of divestments of associated companies		1		-5
Write-downs	**-13**	-116		
Total	**-10**	-152	**0**	-5

5 Nonrecurring items

	Group 2001	Group 2000
Capital gain ABB		628
Cost for laboratory services	**-927**	-563
Restructuring Gambro Healthcare, US		-106
Reversal of prior provisions for divestment of Group companies	**27**	55
Write-down of fixed assets	**-228**	-1,379
Write-down of receivables in Argentina	**-62**	
Total	**-1,190**	-1,365

In June 2001, after an extensive analysis of the various levels of documentation and the differences in interpretations of the US regulatory guidance, Gambro Healthcare Laboratory Services determined to make a provision of MSEK 927 (MUSD 85.4, including MUSD 9 for the cost of the analysis) against unbilled tests performed from October 1998 through March 2001. In addition, Gambro Healthcare Laboratory Services changed its accounting methodology effective April 1, 2001, so that only billed tests are reflected in revenue. The change in accounting, together with the implementation of a new lab test order entry system, ensures that only tests meeting strict documentation standards are reflected as revenue. In the fourth quarter 2001 some MSEK 31 (MUSD 3) of the previously unbilled tests provided for in June 2001 was billed and a corresponding portion of the reserve was consequently reversed. In December 2001, Gambro Healthcare Laboratory Services reached a preliminary settlement with respect to the US Department of Justice investigation that began in April 2001 related to billings for periods subsequent to January 2000. Under the proposed settlement, Gambro has agreed to pay MSEK 31 (MUSD 3) to resolve all claims, with no admission of any wrongdoing. These were offset against the reversal of the provision.

During 2001 the Argentine economy gradually collapsed. As a result of this Gambro's 33 clinics faced reimbursement cuts, new taxes, etc. The reduced cash flows and the general uncertainty about the recovery of the economy have caused Gambro to make a write-off of the remaining goodwill value, MSEK 228 (MARS 38), in December 2001. Approximately 50 percent of the charge was caused by the reduced cash flows and the rest was due to the general uncertainty going forward. In addition, a provision for receivables probably not possible to collect amounting to MSEK 62 (MARS 10) was also established.

Reserves amounting to MSEK 27 (MUSD 3) resulting from divestment of companies during previous years were reversed.

Other operating income 6

	Group 2001	Group 2000
Result from non medical leasing operations	**7**	38
Capital gains	**13**	94
Total	**20**	132

Other operating expenses 7

	Group 2001	Group 2000
Bad debt loss	**-61**	-25
Legal fees	**-34**	-33
Others	**-72**	-30
Total	**-167**	-88

Currency exposure 8

At December 31, Gambro hedged currency flows as follows:

Group

Transaction exposure outstanding forward contracts at December 31, 2001

Currency	Hedged amount in millions of base currency	Value at Dec. 31 rate	Value at forward rate	Average rate	Average remaining term months
USD/SEK	-95	-1,013	-1,005	10.5655	5.0
EUR/SEK	68	639	667	9.7599	4.5
USD/KRW	29	313	315	1,324	6.7
GBP/SEK	-10	-154	-152	15.0843	3.9
CAD/SEK	-19	-129	-132	6.7952	5.5
USD/UYU	5	54	66	17.0178	4.5
EUR/USD	-7	-66	-67	0.8966	4.4
PLN/SEK	-26	-68	-64	2.4476	3.8
HKD/SEK	-45	-61	-60	1.3326	5.6
AUD/SEK	-11	-57	-56	5.3532	4.8
USD/HKD	-5	-54	-54	7.8029	4.2
Other currencies		-256	-252		5.1
		-851	-793		4.5

Forward contracts are reported in accordance with hedge accounting whereby the forward contracts are not revaluated at year-end. The forward premium/discount is annualized, however, over the term of the contract. If the outstanding forward contracts had been closed at year-end, the Group's earnings would have decreased by MSEK 58, and the Parent Company's earnings would have decreased by MSEK 52. The Group's financial policy and currency risk are described in the Risk section.

9 Depreciation/amortization, disposals and write-down of intangible and tangible fixed assets

Depreciation/amortization, disposals and write-down of intangible and tangible fixed assets are distributed by function as shown below:

	Group		Parent Company	
	2001	2000	**2001**	2000
Cost of goods sold	**-2,520**	-2,159		
Sales costs	**-105**	-100		
Administration costs	**-147**	-109	**-3**	-1
Research and development costs	**-24**	-32		
Write-down of fixed assets (nonrecurring items)	**-228**	-1,379		
Total	**-3,024**	-3,779	**-3**	-1

10 Operational leasing contracts – lessee

The Group's costs for operational leasing contracts amounted to MSEK 570. The Parent Company's costs for operational leasing contracts amounted to MSEK 6. Future leasing contracts with a remaining term of over one year amount to:

	Group	Parent Company
2002	610	6
2003	556	6
2004	508	2
2005	458	
2006	402	
Thereafter	1,397	
Total	**3,931**	**14**

Included in the future leasing fees is MSEK 250 related to the leasing of buildings until 2016. These buildings are subleased until 2008 to an external party. In 2005 this party will, given certain conditions, have the possibility to take over the responsibility for the leasing contract, Gambro will then guarantee the future leasing fees to the lessors.

11 Result from participation in Group companies

	Parent Company	
	2001	2000
Group contributions equivalent to dividends	**7,098**	12,468
Gain/loss on divestments of Group companies	**-6**	-174
Write-downs	**-4,565**	
Total	**2,527**	12,294

The write-downs are related to investments in subsidiaries, mainly Gambro Inc. (owner of Gambro Healthcare Inc. in USA) and Scandinavian Incentive Holding BV (owner of Gambro Healthcare SA and Gambro Investments SA, both in Argentina).

12 Result from other securities and receivables accounted for as fixed assets

	Group		Parent Company	
	2001	2000	**2001**	2000
Dividends		11		11
Capital gains/losses	**295**		**1**	358
Write-downs		-29		
Total	**295**	-18	**1**	369

Revenues from other Group companies account for MSEK 0 (MSEK 0) of the Parent Company's gains/losses on other securities and receivables that are accounted for as fixed assets.

13 Other interest income and similar profit/loss items

	Group		Parent Company	
	2001	2000	**2001**	2000
Interest	**127**	88	**1,493**	599
Exchange difference	**-67**	-27	**-143**	
Total	**60**	61	**1,350**	599

Interest from interest swaps amounting to MSEK 217 (MSEK 223) have been netted against interest expenses. Previous year for the group have been restated. Income from other Group companies account for MSEK 1,467 (MSEK 597) of the Parent Company's other interest income and similar profit/loss items.

14 Interest expense and similar profit/loss items

Interest income from interest swaps amounting MSEK 217 (MSEK 223) have been netted against interest expenses. Previous year for the group have been restated. Expenses from other Group companies account for MSEK 284 (MSEK 35) of the Parent Company's other interest expense and similar profit/loss items.

15 Profit/loss after net financial items

The Group's write-downs and reversals of write-downs of financial fixed assets and short-term investments amounted to MSEK 13 (MSEK 145) and MSEK 0 (MSEK 0), respectively. The Parent Company's write-downs and reversals of write-downs of financial fixed assets and short-term investments amounted to MSEK 4,565 (MSEK 0) and MSEK 0 (MSEK 0), respectively.

The write-downs are related to investments in subsidiaries, mainly Gambro Inc. (owner of Gambro Healthcare Inc. in USA) and Scandinavian Incentive Holding BV (owner of Gambro Healthcare SA and Gambro Investments SA, both in Argentina).

16 Minority interest in profit for the year

	Group	
	2001	2000
Share in earnings after financial items	**-60**	-65
Share of taxes	**1**	1
Total	**-59**	-64

17 Taxes

From 2001 onward, the Group and the Parent Company apply the Swedish Financial Accounting Standards Council's recommendation RR9 on income taxes. The adaptation of the accounts is not considered to comprise a change of accounting principle.

Tax expense for the year	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Current taxes	**-54**	-763	**-16**	-513
Deferred taxes	**-116**	2,336		6
Total	**-170**	1,573	**-16**	-507

Tax computation Group	Earnings before tax	Tax	Tax rate,%
Earnings before tax/tax at applicable tax rate	-193	158[3]	82
Amortization of goodwill	1,023	-398	39
Non-deductible expenses	141	-45	32
Non-taxable income	-41	13	32
Utilization of loss carry forwards[1]		102	
Reported tax expense	**930**	**-170**	**18**
Nonrecurring items			
Provision for unbilled laboratory receivables	927	-361	39
Disposal of shares in Thoratec Corp USA	-293	114	39
Utilization of loss carry forwards[1]		-102	
Reversal of provisions for previous disposals	-27	8	28
Provision for clinic operations in Argentina	62		0
Total nonrecurring items	**669**	**-341[2]**	**51**
Reported tax expense excluding nonrecurring items	**1,599**	**-511**	**32**

Compared with last year, no major changes in tax rates have taken place in those countries where Gambro has its largest operations.
The average tax rate in the Gambro Group depends on:
- The equity/assets ratios in foreign subsidiaries. Gambro's policy is that its subsidiaries should have an equity/assets ratio of 30-40%.
- The profit level in each country.
- The corporate tax rates in countries where Gambro has substantial operations:

USA	39%	Italy	42%
France	36%	Sweden	28%
Germany	42%		

Tax computation Parent Company	Earnings before tax	Tax	Tax rate,%
Earnings before tax and appropriations/ tax at applicable tax rate	2,886	-808	28
Write-down of shares in subsidiaries	4,565	-1,279	28
Difference in capital gains for tax and accounting purposes	6	-2	28
Non-deductible expenses	37	-10	28
Non-taxable income	-11	3	28
Dividends	-7,098	1,988	28
Transfer to tax allocation reserve	-158	44	28
Dissolved provision for aircraft leasing		62	
Repayment of tax on the disposal of shares in ABB AB		274	
Accruals		-288	
Total	**227**	**-16**	**7**

The Parent Company's receivables due from Group companies pertain to long-term lending to the holding company in the US of MUSD 972 (MSEK 7,971). This receivable is valued at historical rate in accordance with Swedish Accounting Standards Council's recommendation RR8. The unrealized exchange gain is MSEK 2,316.

Tax paid	Group 2001	Parent Company 2001
Repayment of tax on the disposal of shares in ABB AB, revision of 1998 tax assessment	274	274
Payment of tax on aircraft leasing, county administrative court ruling		
Tax assessment for 1990 and 1991	-116	
Refunded withholding tax on internal dividends	91	
Tax paid on operations	-274	-236
Total	**-25**	**38**
Deferred tax receivables		
Loss carry forwards[1]	53	
Intercompany profits	124	
Write-down of tax deductible goodwill	270	
Write-down of trade receivables	544	
Other write-downs	28	
Other	511	
Total	**1,530**	**0**
Deferred tax liabilities		
Accelerated depreciation	82	
Tax allocation reserves	685	
Insurance provisions	31	
Other	228	
Total	**1,026**	**0**
Current tax receivables		
Other	533	24
Total	**533**	**24**
Current tax liabilities		
Other	244	59
Total	**244**	**59**

[1] It has not been possible to utilize the accumulated loss carry forwards in the business until this year due to a lack of profitability and consolidation opportunities.

[2] Of which, current taxes equal 290 and deferred taxes 51.

[3] The applicable tax rate is the average rate of income tax for the Group. The applicable tax rate has been calculated by applying the corporate tax rate in each country to the pre-tax earnings excluding inter-company tax-free dividends and write-downs of shares in subsidiaries. Using this method, the average tax rate for 2001 is 82%. This high tax rate is due apart from in the explanatory items shown above, to the fact that earnings are close to zero, which means that a small nominal tax expense can generate large relative tax expenses.

Deferred tax liabilities regarding temporary differences attributable to investments in subsidiaries have not been reported since the Parent Company can determine when these temporary differences are to be reversed.

Tax liabilities regarding temporary differences attributable to investments in associated companies have not been reported since the temporary differences are immaterial.

In its ruling on the calculation of the tax base for the previously sold ABB shares, the Supreme Administrative Court explained that this is to correspond to the market value of ABB shares at an earlier point in time than the date stated by the company and now accepted by the tax authorities. This means a further increase of the tax base, which will result in a tax deficit equivalent to a future tax saving of approximately MSEK 850. The amount will be taken up in the accounts as it is utilized since the tax authorities have stated that they do not intend to follow the ruling. The matter will therefore be subject to a judicial review.

Intangible fixed assets 18

Group	Patents & similar rights	Licenses and distrubution rights	Soft-ware	Trade-marks	Renting rights	Software internal	Intangible assets under development internal	Goodwill	Total
Acquisition value									
Opening balance	180	724	219	69	13	11	0	21,130	22,346
Purchases		138	69	12	3		206	1,226	1,654
Sales/disposals		-70	-23		-3			-128	-224
Translation difference for the year	18	61	14	5			11	2,046	2,155
Closing balance	198	853	279	86	13	11	217	24,274	25,931
Accumulated amortization									
Opening balance	-131	-209	-154	-23	-2	-1		-3,893	-4,413
Sales		47	23		2			8	80
Amortization for the year	-13	-77	-49	-12		-3		-1,136	-1,290
Translation difference for the year	-13	-4	-3	-2				-548	-570
Closing balance	-157	-243	-183	-37	0	-4		-5,569	-6,193
Write-downs									
Opening balance		-110						-1,283	-1,393
Write-downs for the year								-228	-228
Sales		23						90	113
Translation difference for the year		-5						-118	-123
Closing balance	0	-92	0	0	0	0		-1,539	-1,631
Closing residual value	**41**	**518**	**96**	**49**	**13**	**7**	**217**	**17,166**	**18,107**

This year's impairment test resulted in the write-down of goodwill in Gambro Healthcare Argentina of MSEK 228 (MARS 38). Approximately 50 percent of the charge was caused by reduced discounted cash flows (discount rate 35%) and the rest was due to the general uncertainty going forward.

Tangible fixed assets 19

Group	Buildings and land	Machinery	Equipment, tools, fixtures and fittings	Construction in progress	Total
Acquisition value					
Opening balance	4,330	2,978	4,853	595	12,756
Added through acquired companies	77		148		225
Purchases (including improvement costs)	377	338	850	616	2,181
Sales/disposals	-119	-115	-417	-6	-657
Transfers	255	322	13	-590	0
Translation difference for the year	361	184	406	-12	939
Closing balance	5,281	3,707	5,853	603	15,444
Accumulated depreciation					
Opening balance	-1,401	-1,893	-2,707		-6,001
Added through acquired companies	-3		-26		-29
Sales/disposals	53	12	387		452
Depreciation for the year	-266	-330	-910		-1,506
Translation difference for the year	-106	-100	-181		-387
Closing balance	-1,723	-2,311	-3,437		-7,471
Write-downs					
Opening balance	-82	-92	-33		-207
Sales/disposals		99	10		109
Write-downs for the year					0
Translation difference for the year		-7	-3		-10
Closing balance	-82	0	-26		-108
Closing residual value	**3,476**	**1,396**	**2,390**	**603**	**7,865**

Buildings and land in Sweden	2001	2000
Tax value	**86**	98
Closing residual value	**170**	100

Parent Company	Equipment, tools, fixtures and fittings
Acquisition value	
Opening balance	12
Purchases (including improvement costs)	6
Sales/disposals	-7
Closing balance	11
Accumulated depreciation	
Opening balance	-9
Sales/disposals	6
Depreciation for the year	-2
Closing balance	-5
Closing residual value	**6**

20 Shares and participations in Group companies and associated companies

Group	Equity participations in associated companies
Opening balance	162
Share in earnings for the year	-9
Purchases/credit granted	10
Write-downs	-13
Translation difference for the year	42
Closing balance	**192**

Parent Company	Participations in Group companies	Participations in associated companies
Opening balance	25,030	2
Acquisitions and new issues	1,553	
Sales	-15	
Mergers	-3,987	
Write-downs	-4,565	
Closing balance	**18,016**	**2**

The Group's surplus and deficit value in associated companies, which is reported in accordance with the equity method, amounts to MSEK 15 (MSEK 11).

Participations owned by the Parent Company

Company name	Corp reg.no	Registered office	No of participations	Capital %	Votes %	Book value Dec. 31, 2001	Book value Dec. 31, 2000
Group companies, Sweden							
Parkdialysen AB	556209-2790	Lund	1,000	100	100	11	
Scandinavian Heart Center AB	556239-5193	Gothenburg	64,800	100	100	12	12
Örekron Holding AB	556269-5121	Stockholm	15,022,786	100	100	0	16
Örekron Service AB	556475-6400	Stockholm	1,500	100	100	3,206	3,206
Gambro Fastighet AB	556020-8505	Stockholm	160,000	100	100	192	
Incentive Aircraft TWO AB	556374-8796	Stockholm	1,000	100	100	5	
Incentive Grosshandel AB							4,149
Other						1	60
						3,427	**7,443**
Group companies, outside Sweden							
Gambro NV/SA		Belgium	11,249	100	100	17	2
Hospal SA/NV		Belgium	989	98.9	98.9	3	3
Gambro BCT-Europe SA		Belgium	9,999	100	100	9	9
Gambro do Brasil Lda		Brazil	4,395,885	100	100	15	51
Gambro BCT Ltd		United Kingdom	15,000	100	100	10	10
Gambro S.A.		France	83,513	100	100	51	51
Scandinavian Incentive Holding B.V.		Netherlands	716,850	100	100	2,100	3,308
Gambro Dasco SpA		Italy	174,000	100	100	331	331
Gambro China Ltd		China	167,000,000	100	100	182	182
Gambro Medical Products Co Ltd		China		100	100	56	56
Gambro Medical Sales(Shanghai)Co Ltd		China		100	100	18	4
Gambro Korea Ltd		South Korea	2,350,000	100	100	117	117
Gambro Poland Spzoo		Poland	9,007	100	100	2	2
Gambro Healthcare Poland Spzoo		Poland	400	100	100	5	
Gambro Investimentos SGPS Lda		Portugal	190,200	100	100	255	45
Gambro Lda		Portugal	70,000	1	1	2	
Sopamed AG		Switzerland	42,000	100	100	664	664
Gambro Taiwan, Ltd		Taiwan	8,499,994	100	100	44	44
Gambro GmbH		Germany	4	100	100	298	298
Gambro Kft		Hungary	28,602	100	100	27	27
Gambro Inc		USA	3,000	100	100	10,370	12,380
Gambro Reinsurance SA		Luxembourg	4,999	100	100	8	
Other						5	3
						14,589	17,587
Total Group companies						**18,016**	**25,030**
Associated companies							
Cimas/Gambro Haemodialysis Clinic		Zimbabwe		49		2	2

Continued 20

Participations owned by Group companies

Company name	Corp reg no	Registered office	No of participations	Capital %	Votes %	Book value Dec. 31, 2001	Book value Dec. 31, 2000
Group companies							
Gambro Healthcare SA		Argentina		100	100	211	200
Gambro Investments SA		Argentina		100	100	644	182
Hogamed SA		France		100	100	236	212
Hospal Industrie SA		France		100	100	161	153
Hospal SpA		Italy		100	100	641	608
Gambro KK		Japan		100	100	127	122
Gambro Lundia AB	556057-7594	Sweden		100	100	3,000	21,009
Gambro Financial Services AB							800
Gambro Dialysatoren GmbH&Co KG		Germany		100	100	283	269
Gambro Healthcare Inc		USA		100	100	2,637	2,370
Associated companies							
JP Industria Farmaceutica SA		Brazil		25	25	6	8
Holding St Exupery SA		France	9,621	46	46	28	26
MacGREGOR International AB	556554-8319	Sweden	596,491	40	40	85	50
Tandem Healthcare LLC		USA		50	50	48	34
HemaSure Inc		USA	5,165,343	27	27	0[1]	15
Other						25	29
Total associated companies						**192**	**162**

[1] Market value is MSEK 21.

A complete list of all Group companies is included in the official Annual Report submitted to the Patent and Registration office in Sweden.

Other securities held as fixed assets and long-term receivables 21

	Group: Other securities held as fixed assets	Group: Other long-term receivables	Parent Company: Other long-term securities	Parent Company: Receivables from Group companies
Opening balance	69	853	5	8,194
Reclassification		-223		
Loans granted		133		
Acquisitions	33		33	
Installment		-71		-223
Sales	-64			
Translation differences for the year	6	52		
Closing balance	44	744	38	7,971
Write-downs				
Opening balance	-29	0	-5	
Sales	31			
Translation differences for the year	-2			
Closing balance	0	0	-5	0
Closing book value	**44**	**744**	**33**	**7,971**

Holdings of other listed shares and participations	No of shares	Market value Dec. 31, 2001	Group book value 2001	Group book value 2000
Thoratec Laboratories Corp	1,633,007	294	11	20
Aastrom Bioscience Inc				20
Total		**294**	**11**	**40**

The Parent Company's receivables due from Group companies pertain to long-term lending to the holding company in the US of MUSD 972 (MSEK 7,971). This receivable is valued at historical rate in accordance with Swedish Accounting Standards Council's recommendation RR8. The unrealized exchange gain is MSEK 2,316.

22 Inventories

	Group 2001	Group 2000
Raw materials and consumables	**364**	240
Work in progress	**232**	98
Finished products and goods for resale	**2,147**	2,031
Total	**2,743**	2,369

23 Accounts receivable

In June 2001, after an extensive analysis of the various levels of documentation and the differences in interpretations of the US regulatory guidance, Gambro Healthcare Laboratory Services determined to make a provision of MSEK 927 (MUSD 85.4, including MUSD 9 for the cost of the analysis) against unbilled tests performed from October 1998 through March 2001. The provision for accounts receivable was MSEK 830 (MUSD 76.4). In addition, Gambro Healthcare Laboratory Services changed its accounting methodology effective April 1, 2001, so that only billed tests are reflected in revenue. The change in accounting, together with the implementation of a new lab test order entry system, ensures that only tests meeting strict documentation standards are reflected as revenue. In the fourth quarter 2001 some MSEK 31 (MUSD 3) of the previously unbilled tests provided for in June 2001 was billed and a corresponding portion of the reserve was consequently reversed.

During 2001 the Argentine economy gradually collapsed. As a result of this Gambro's 33 clinics faced reimbursement cuts, new taxes, etc. A provision for receivables probably not possible to collect amounting to MSEK 62 (MARS 10) was also established.

24 Other current receivables

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Receivables from Group companies[1]			**13,642**	902
Current tax receivables	**533**	500	**24**	2
Deferred income taxes		1,627		
Other receivables	**756**	709	**5**	26
Prepaid expenses and accrued income[2]	**403**	270	**52**	4
Total	**1,692**	3,106	**13,723**	934
[1] Receivables due from Group companies are interest free			**559**	422
[2] Specification of prepaid expenses and accrued income				
Prepaid interest	**123**	66	**46**	0
Prepaid rents and leasing fees	**53**	41	**2**	2
Accrued income	**22**	7		
Other	**205**	156	**4**	2
Total prepaid expenses and accrued income	**403**	270	**52**	4

25 Shareholders' equity

Group	Share capital	Legal reserve	Other restricted reserves	Retained earnings	Net income	Total
Opening balance	689	145	2,223	17,858	982	21,897
Transfer to retained earnings				982	-982	0
Dividend paid				-379		-379
Change in accumulated translation differences			230	1,245		1,475
Transfer between restricted and unrestricted reserves			50	-50		0
Net profit/loss					-422	-422
Closing balance	**689**	**145**	**2,503**	**19,656**	**-422**	**22,571**

MSEK 0 of the Group's unrestricted equity will be transferred to restricted reserves in accordance with the proposal of the respective companies' Boards of Directors.

Accumulated translation differences	
Opening balance	2,184
Change in accumulated translation difference during the period	1,475
Closing balance	**3,659**

Through currency hedging measures, the period's change in accumulated translation difference was reduced by MSEK 96 (MSEK 0). The year's translation difference in shareholders' equity is mainly attributable to a change in the currency rate between SEK and USD.

Continued 25

Parent Company	Share capital	Legal reserve	Retained earnings	Net income	Total
Opening balance	689	145	12,353	12,386	25,573
Transfer to retained earnings			12,386	-12,386	0
Dividend paid			-379		-379
Group contribution received			280		280
Group contribution paid			-130		-130
Tax on Group contribution			-72		-72
Merger effects			-4,140		-4,140
Net income				2,712	2,712
Closing balance	**689**	**145**	**20,298**	**2,712**	**23,844**

Share class	Number of shares	Number of votes
Series A	250,574,090	250,574,090
Series B	94,079,198	9,407,920
Total	**344,653,288**	**259,982,010**

The Board of Directors has not repurchased any shares based on the commission from the Annual General Meeting in 2001.

26 Untaxed reserves

Parent Company		
Allocated to tax equalization reserve	year 1997	300
	year 1998	160
	year 1999	94
	year 2000	190
	year 2001	158
Added through merger	year 1998	3
Total		**905**

27 Provisions for pensions and similar commitments

	Group		Parent Company	
	2001	2000	**2001**	2000
FPG/PRI pensions	**252**	255	**117**	131
Other provisions for pensions and similar commitments	**406**	366	**108**	111
Total	**658**	621	**225**	242

Of the pension commitments in Sweden, provisions in addition to those prescribed by law were paid in the Group in the amount of MSEK 65 (MSEK 71) and in the Parent Company in the amount of MSEK 65 (MSEK 71).

28 Other provisions

Group	Warranty reserve	Restructuring reserve[1]	Other	Total
Opening balance	34	62	298	394
New provisions	48		136	184
Utilized provisions	-30	-62	-61	-153
Translation difference for the year	-8		-18	-26
Closing balance	**44**	**0**	**355**	**399**

Parent Company	Other	Total
Opening balance	3	3
New provisions	5	5
Closing balance	**8**	**8**

[1] Restructuring reserve	
Provisions in 1998	1,100
Utilized during 1999	-592
Utilized during 2000	-446
Utilized during 2001	-62
Balance of reserves at Dec. 31, 2001	**0**

In mid-January 1999, a two-year restructuring program was announced and a provision was made in the year-end accounts for 1998 of MSEK 1,100. The program included costs for closures, production transfers, personnel cutbacks and development of Group system and processes. The program, which was concluded at year-end 2000, resulted in 1,367 employees leaving the Group by year-end 2001.

During the year Gambro has dissolved provision for divested Group Companies amounting MSEK 27. The dissolved provisions have been recognized as nonrecurring items.

29 Long-term liabilities

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Bond loans	**1,045**	300	**1,045**	
Owed to credit institutions	**7,605**	5,542	**7,287**	8
Owed to Group companies[1)]			**197**	300
Other			**5**	
Total	**8,650**	5,842	**8,534**	308
[1)] Liabilities due from Group companies are interest free			**197**	0

Unutilized credit facilities amounted to MSEK 9,334, of which MSEK 4,895 is committed.

The following amounts are due within the next five years on long-term liabilities:

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Bond loans	**1,045**	300	**1,045**	
Owed to credit institutions	**7,313**	5,542	**7,287**	8
Owed to Group companies			**197**	300
Other			**5**	
Total	**8,358**	5,842	**8,534**	308

30 Current liabilities

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Owed to credit institutions	**1,273**	1,534	**899**	
Advances from customers	**96**	79		
Accounts payable	**1,658**	1,478	**13**	10
Owed to Group companies[1)]			**4,688**	6,759
Current tax liabilities	**244**	545	**59**	504
Other liabilities	**495**	373	**5**	6
Accrued expenses and prepaid income[2)]	**2,492**	2,204	**256**	27
Total	**6,258**	6,213	**5,920**	7,306
[1)] Liabilities due from Group companies are interest free			**165**	6,759
[2)] Specification of accrued expenses and prepaid income				
Prepaid income	**3**	4		
Accrued interest expense	**325**	258	**208**	4
Personnel-related accrued expenses	**903**	534	**20**	17
Other	**1,261**	1,408	**28**	6
Total accrued expenses and prepaid income	**2,492**	2,204	**256**	27

31 Pledged assets

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Security for own liabilities in credit institutions	**117**	197	**8**	
Total	**117**	197	**8**	0

32 Contingent liabilities

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Other contingent liabilities	**360**	446	**2,952**	14,466
Of which, accruing to Group companies			**2,604**	14,462

The majority of the contingent liabilities are guarantees issued to banks for their financing of Gambro's customers.

Companies in the Gambro Group are involved in routine litigation and tax audit incidental to normal conduct of business. In view of the difficulty inherent in forecasting the resolution of litigation and tax audit, the Company cannot predict the outcome of pending litigation and tax audit with any degree of accuracy. Subject to the following, the Company believes, based on current knowledge, that the liabilities related to the pending proceedings are not likely to be material to the result or financial conditions of the Company.

In June 2001, Gambro Healthcare, Inc. received a subpoena issued by the United States Attorney's office in St. Louis, Missouri, in connection with an investigation by the US Department of Justice. The subpoena requested information and documentation from Gambro Healthcare relating to various aspects of its dialysis operations in the United States. Gambro Healthcare believes the information requested by the subpoena is focused principally on Medicare and Medicaid billing practices and relationsships with physicians and pharmaceutical manufacturers. Gambro Healthcare is cooperating with the ongoing investigation and continues to provide information and documentation in response to the subpoena. Gambro Healthcare anticipates that it will take through much of 2002 to complete its response to the subpoena. The government has not served Gambro Healthcare with any claim or lawsuit. Depending on the results of its investigation, the US government could seek material monetary penalties and other remedies.

Dr. Mark Ginsburg, who is one of the former public stockholders in Gambro Healthcare Inc., which is an indirect subsidiary of the Company and which was formerly known as REN Corporation US (REN), has sued the Company and REN alleging that the price paid by REN's majority shareholder, which is also a subsidiary of the Company, in the 1995 tender offer to REN's public shareholders was artificially low. The plaintiff in this case has asserted this claim even though the REN Board of Directors obtained a fairness opinion prior to recommending to the public shareholder of REN that the tender offer price be accepted. On January 25, 2001, the court granted Dr. Ginsburg's motion to amend his complaint to add 44 additional plaintiffs who tendered approximately 1.9 million shares in the 1995 tender offer. To date, the amount of damages sought is unspecified. Gambro Healthcare Inc. believes that it has meritorious defenses in this lawsuit and intends to contest the claims vigorously. Discovery is still proceeding and no trial date has been set.

33 Currency exchange rates

Local currency	Year-end rate		Average rate	
	Dec. 31, 2001	Dec. 31, 2000	**2001**	2000
USD	**10.5747**	9.5030	**10.2904**	9.1959
EUR	**9.3327**	8.8365	**9.2169**	8.4465
CHF	**6.3044**	5.8015	**6.0987**	5.4310
JPY	**0.0807**	0.0827	**0.0848**	0.0853
ARS	**6.0427**	9.5098	**10.2955**	9.1684

34 Cash flow

Liquid assets

	Group		Parent Company	
	2001	2000	**2001**	2000
Cash and bank	**464**	430	**85**	13
Short term deposits	**435**	170	**296**	0
Liquid assets	**899**	600	**381**	13
Cash flow from operating activities	**2,437**			
Cash flow from financing activities	**-3,596**			
	-1,159			
Add back: Acquisitions/ divestitures net	**934**			
Add back: Tax paid	**25**			
Net assets acquired during the year	**189**			
Cash flow from operations (including currency effects of -619) but excl Thoratec	**-11**			
Capital gain Thoratec	**293**			
Cash flow from operations (including currency effects of -619)	**282**			

	Group		Parent Company	
	2001	2000	**2001**	2000
Assets and liabilties in acquired subsidaries per purchase date				
Account receivable	**10**			
Inventory	**11**			
Machinery and equipment	**196**			
Other assets	**7**			
Goodwill	**1,226**			
Accounts payable	**-3**			
Other liabilities	**-36**			
Paid purchase price	**1,411**			
Liquid assets	**0**			
Impact on Group's liquid assets	**-1,411**			
Change in operating working capital	**-1,084**	-553		
Currency effect	**-587**	-490		

Proposed distribution of earnings

As shown in the Consolidated Balance Sheet, unrestricted equity for the Gambro group amounts to MSEK 19,234 (18,840). No allocation of the Group's unrestricted equity to restricted funds is required.

The Boards of Directors and the President propose that retained earnings and net income in the Parent Company at the disposal of the Annual General Meeting (MSEK):

Retained earnings	20,298
Net income	2,712
Total	**23,010**

To the shareholders, a dividend of SEK 1.10/share

totaling	379
Balance to be carried forward	22,631
Total	**23,010**

As a result of this appropriation, the Parent Company's shareholders' equity is (MSEK):

Share capital	689
Legal reserve	145
Retained earnings	22,631
Total	**23,465**

Stockholm, February 13, 2002

Claes Dahlbäck
Chairman

Sandra Austin Crayton | Wilbur H. Gantz | Gösta Gahrton | Peter H. Grassman

Juha P. Kokko | Håkan Mogren | Sven Nyman | Björn Svedberg

Anitha Svensson-Grané | Irene Tulldahl

Sören Mellstig
President

Auditors' report

To the General Meeting of Shareholders of
Gambro AB Corporate Registration No 556041-8005

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Gambro AB for 2001. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts, and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and thereby give a true and fair view of the Company's and Group's financial position and result of operations in accordance with the generally accepted accounting principles in Sweden.

We recommend to the General Meeting of shareholders that income statement and the balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Board Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 13, 2002

Peter Bladh
Authorized Public Accountant

Peter Clemedtson
Authorized Public Accountant

Paul Phillips Jr., age 39
Cincinnati, USA
Started dialysis in 1987
Had a kidney transplant in 1990
Back in dialysis in 2000



I was in my twenties when I first had problems with my kidneys. My wife urged me to go to a doctor. Now I have dialysis treatment three days a week and I work one day a week as a volunteer helper in a hospital. I try to set a good example for my three daughters.

By giving to others, you can distance yourself from day-to-day concerns.

Keith A. Voelker, age 55
Cincinnati, USA
Dreams of becoming a glider pilot
Dialysis patient for three years



Two events fundamentally changed my life. The first and most important was when I became a Christian: I found God. The second was my kidney disease. Before, I had a satisfying and flexible job in financial planning.

But the working days were long and arduous, which was demanding from a purely physical viewpoint. Now I do a bit of trading on the stock market.

I have my own system. It's going reasonably well and I get by.

Focus on Gambro Healthcare

During the year, the Board of Directors closely followed developments regarding measures aimed at improving the profitability of Gambro Healthcare in the US.

Gambro's Board of Directors consists of 10 members elected by the Annual General Meeting and two members and two deputy members elected by the trade union organizations. Apart from the CEO and the union representatives, none of the Board members is an employee of the Company.

Prior to Gambro's Annual General Meeting, prospective Board members are nominated through contacts between the major shareholders, coordinated by the largest shareholder, Investor AB.

The Board's work procedures establish the rules and principles governing the work of the Board, the division of duties between the Board and the CEO, and financial reporting. In accordance with the work procedures, the Board must establish its own work program before the beginning of the year, specifying the dates for at least five ordinary meetings. The instructions regarding the CEO authorize him or her to issue quarterly and other interim reports without prior consideration by the Board. They also stipulate value limits within which the CEO can make decisions on investments and acquisitions without consulting the Board. In order to enable the Board to continuously follow and monitor the Group's financial performance and status, the CEO is required to provide the Board with monthly reports.

The Board held seven meetings during 2001. In February, the Board decided to propose to the Annual General Meeting that the Board be authorized to make decisions concerning the acquisition and transfer of the Company's own shares. The Annual General Meeting granted this authorization in accordance with the Board's proposal. The Board did not utilize the authorization.

Throughout the year, the Board received continuous progress reports concerning programs designed to improve the profitability of Gambro Healthcare in the US. At the Board meetings in March and June, the President of Gambro Healthcare US presented reports on these programs.

The Board received reports on the implications of the US Department of Justice's request for documentation and information concerning the subpoena served on Gambro Healthcare US in June.

One of the Board meetings took place at the laboratory in Fort Lauderdale, Florida. The Board decided at this meeting to set aside MSEK 927 (MUSD 85) to cover unbilled laboratory receivables.

Within Gambro BCT, the Board's main concern was the follow-up of the Pathogen Eradication Technology (PET) project. At the February Board meeting, the President of Gambro BCT presented a report on the project.

One of the major investments the Board was called upon to consider was the capacity expansion for the production of synthetic dialyzers.

The Board was not required to make decisions regarding the acquisition of clinics to the same extent as in previous years.

During the latter part of the year, a large portion of the Board's work was devoted to strategic planning and strategy-implementation issues.

The Board appointed two working committees. A Remuneration and Benefits Committee, consisting of Board Chairman Claes Dahlbäck, Deputy Chairman Håkan Mogren and Juha P. Kokko, prepares the way for Board decisions relating to salaries and other benefits for corporate management. An Audit Committee, consisting of Claes Dahlbäck, Håkan Mogren and Peter H. Grassman, addresses audit-related issues. However, the Group's auditors report to the entire Board of Directors.

Board of Directors


Claes Dahlbäck


Sören Mellstig


Gösta Gahrton


Irene Tulldahl


Sandra Austin Crayton


Wilbur H Gantz


Håkan Mogren


Anitha Svensson-Grané


Peter H Grassmann


Sven Nyman


Björn Svedberg


Juha P Kokko

MEMBERS

Claes Dahlbäck
Chairman. MSc Econ. Born 1947. Elected 1998. Chairman of the boards of Investor AB, Stora Enso, Vin&Sprit, EQT, IBX and imGO. Vice chairman of SEB.
Member of the board of Findus.
Shareholding in Gambro: 17,000 shares and 5,000 shares through own company.

Sandra Austin Crayton
BSN, MPH, JD. Born 1947. Elected 2001. Chairman of Lake Eufaula Ford Mercury, Inc. Board memberships: National City Corporation, Ferro Corporation, Cancer Treatment Centers of America, Alzheimer's Association, National Board of Directors and NCCI Holdings, Inc.
Shareholding in Gambro: 2,000 shares.

Gösta Gahrton
MD, PhD. Born 1932. Elected 1998. Professor at the Karolinska Institutet. Former head of the Department of Medicine at Huddinge Hospital and chairman of the Karolinska Institutet's Nobel Prize Committee. President of the World Marrow Donor Association. Member of the board of, among others, Marianne and Marcus Wallenberg's Foundation, and principal of the King Gustaf V Jubilee Fund and the King Gustaf V 80 Year Fund.
Shareholding in Gambro: 9,700 shares, of which 1,500 belong to his wife.

Wilbur H. Gantz
MBA, BA. Born 1937. Elected 2001. Former chairman, president and CEO of PathoGenesis Corporation. Member of the board of The Gillette Company, W.W. Grainger, Inc., Harris Bancorp, Inc. and Harris Trust and Savings Bank.
Shareholding in Gambro: 5,000 shares

Peter H. Grassmann
MSc, PhD. Born 1939. Elected 1998. Former president and CEO of Carl Zeiss, Germany, and member of the executive board of the Medical Systems Group of Siemens AG, Germany. Member of the board of ASM-L Holding N.V., Netherlands. Member of the senate of Max-Planck-Society, Munich, Germany. Member of several boards of start-ups and of the Private Equity Fund EQT in Germany.
Shareholding in Gambro: 18,200 shares.

Juha P. Kokko
BSc, MD, PhD. Born 1937. Elected 1998. Asa G. Candler Professor of Medicine and Associate Dean for Clinical Research, Emory University, Atlanta, Georgia, USA. Former chairman of medicine at Emory University; Chief of Nephrology, University of Texas, Dallas, Texas, USA; past president, American Society of Nephrology, and Scientific Advisory Board member of Aderis Pharmaceutical, Inc., Hopkinton, Massachusetts, USA, among other positions.
Shareholding in Gambro: 6,200 shares.

Sören Mellstig
President and chief executive officer. MBA. Born 1951. Employed 1994. Member of the board of directors of Munters, MacGREGOR International and XCounter.
Shareholding in Gambro: 15,000 shares, 16,975 call options (through own company) and 200,870 employee options.

Håkan Mogren
Vice Chairman. DrSc, Hon DSc. Born 1944. Elected 1996. Deputy chairman of AstraZeneca PLC. Chairman of the board of Reckitt Benckiser PLC. Member of the boards of Investor AB and Norsk Hydro ASA. Chairman of the board of the Research Institute of Industrial Economics.
Shareholding in Gambro: 8,000 shares.

Sven Nyman
BSc Econ. Born 1959. Elected 1998. Executive vice president of Investor AB. Vice chairman of the board of OM and member of the board of Alecta.
Shareholding in Gambro: 16,900 shares.

Björn Svedberg
MSc E E. Dr h c. Born 1937. Elected 1997. Member of the boards of, among others, Investor AB, SAAB, Scania and Knut and Alice Wallenberg's Foundation.
Shareholding in Gambro: 6,200 shares.

Anitha Svensson-Grané
Born 1944. Elected 1998. Employee representative, Federation of Salaried Employees to Industry and Services. Board member of the same federation.
Shareholding in Gambro: 0 shares.

Irene Tulldahl
Born 1953. Elected 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro: 0 shares.

DEPUTY MEMBERS

Dag Johansson
MSc E E. Born 1966. Elected 2000. Employee representative, Federation of Salaried Employees to Industry and Services.
Shareholding in Gambro: 0 shares.

Per Magnusson
Born 1964. Elected 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro: 0 shares.

SECRETARY

Ingmar Magnusson
General counsel, Gambro.

AUDITORS

Peter Bladh
Authorized public accountant, Öhrlings PricewaterhouseCoopers.

Peter Clemedtson
Authorized public accountant, Öhrlings PricewaterhouseCoopers.

DEPUTY AUDITORS

Kerstin Moberg
Authorized public accountant, Öhrlings PricewaterhouseCoopers.

Stephan Tolstoy
Authorized public accountant, Öhrlings PricewaterhouseCoopers.

Executive management


Lars Granlöf


Annemarie Gardshol


Sören Mellstig


Alain Granger


Larry C Buckelew


Kevin Smith


Lars Fahlén


Leif Smeby


David B Perez

Sören Mellstig
President and chief executive officer. MBA. Born 1951.
Employed 1994. Member of the board of directors of Munters, MacGREGOR International and XCounter.
Shareholding in Gambro: 15,000 shares, 16,975 call options (through own company) and 200,870 employee options.

Larry C. Buckelew
President of Gambro Healthcare US. BSc.
Born 1953. Employed 2000.
Shareholding in Gambro: 2,000 shares and 277,100 employee options.

Alain Granger
President of Gambro Renal Products. BSc. Born 1942.
Employed 1978.
Shareholding in Gambro: 18,000 shares and 62,860 employee options.

David B. Perez
President of Gambro BCT, Inc. BA. Born 1959. Employed 1999.
Member of the board of trustees of the National Blood Foundation. Member of the board of directors of the National Blood Data Resource Center and Sangart. Chairman of the Blood Products and Technology Sector of AdvaMed.
Shareholding in Gambro: 0 shares, 66,560 employee options.

Lars Fahlén
Senior vice president, Corporate human resources. MSc.
Born 1943. Employed 1992.
Shareholding in Gambro: 5,000 shares, 48,860 employee options.

Annemarie Gardshol
Senior vice president, Strategic development. MSc. Born 1967.
Employed 2000. Member of the board of directors of Semcon.
Shareholding in Gambro: 0 shares and 19,700 employee options.

Lars Granlöf
Senior vice president, CFO. BSc Econ. Born 1962.
Employed 1994.
Shareholding in Gambro: 200 shares and 31,340 employee options.

Leif Smeby
Senior vice president, Corporate research. BSc, PhD.
Born 1944. Employed 1986. Member of board of directors of Cella Vision.
Shareholding in Gambro: 500 shares, 5,295 call options and 39,720 employee options.

Kevin Smith
President of Gambro, Inc. BSc. Born 1949. Employed 1998.
Shareholding in Gambro: 0 shares and 96,100 employee options.

OTHER LEADING OFFICIALS

Karin Avasalu
Vice president, Corporate communications. LLM. Born 1968.
Employed 1999.
Shareholding in Gambro: 0 shares and 9 700 employee options.

Juan Bosch
Chief medical officer. MD, Professor. Born 1944.
Employed 2001.
Shareholding in Gambro: 0 shares and 68,250 employee options.

Ingmar Magnusson
General counsel. BL. Born 1945. Employed 1983.
Shareholding in Gambro: 0 shares and 31,690 employee options.

Glossary

ABC Automated Blood Collection is a lifesaving technology that enables blood centers to update their historical manual collection methods to a predictable, controllable, and more productive process designed with today's quality standards in mind. ABC also enables a blood center to collect more transfusable blood products from every donation

APD Automated peritoneal dialysis, dialysis fluid administration by means of a machine

Anemia Reduced number of erythrocytes in the blood

Apheresis Automated collection of large volumes of one or several specific blood components from a donor (alternatively, removal of certain blood components from the patient). The undesired components are transfused back to the donor (alternatively to the patient)

Artificial kidney Synonym, dialyzer filter

Autologous Designating products or components of the same individual organism

Autologous blood salvage (ABS) The practice of collecting shed blood from a patient during or after a surgical procedure and returning it to the patient

Biocompatible The act of being non-traumatic to biological tissue

Biofeedback Technique enabling the manipulation of a biological process, by combining knowledge and monitoring of other processes

Biomaterials Synthetic materials with biocompatible characteristics

Biosensor Sensitive measuring device of biological phenomenon, e.g. blood volume

Blood bank technology The products and services that enable blood centers to collect, purify and store blood components. In addition to collection of blood components, this includes methods for reducing the portion of white blood cells in collected blood (leukoreduction), pathogen inactivation, IT-applications, solutions required for, for example, therapeutic apheresis, etc.

Blood cell, red Red blood cells are transported through the arteries and veins. They deliver oxygen from the lungs and remove waste products

Blood cell, white White blood cells act as immune defense controllers and protect the body when it is exposed to disease

Blood components Blood consists of red blood cells, white blood cells, blood platelets, blood plasma and stem cells

Blood gas A measurement of the gas content (oxygen and carbon dioxide) in the blood

Blood lines Used to connect the patient to the dialyzer and dialysis machine

Blood platelets (thrombocytes) Blood platelets are cells whose main task is to check bleeding. They bind with each other to provide a natural bandage until the wound has healed

Bowman's capsule Surrounds the entire glomerulus. The so-called primary urine is captured here

Cannulae Tubes of different geometries that are inserted through tissue to allow access to the patients blood

Capitation (USA) A type of prospective payment based on a flat rate per person paid on a regular schedule, usually monthly for a specific range of service ("full capitation" is the payment that the care provider receives for completely managing a chronic disease, see Managed care), as opposed to fee-for-service, see below

Coagulation The process of clot formation

Concentrate Electrolyte solution, which after dilution with water becomes dialysis fluid; can also be supplied as a dry powder, which is automatically dissolved and converted into a concentrate by the dialysis machine

Convective therapies Dialysis therapies using convective transport rather than diffusive transport to remove solutes from blood; convection removes a wider range of solutes and requires a high flux membrane; optimal use of convection also requires large volumes of sterile infusion fluid

De novo The opening of a new clinic

Dialysis Cleaning of the blood by artificial means; treatment provided to patients with chronic kidney failure

Dialysis concentrate Electrolyte solution, which after dilution with water becomes dialysis fluid

Dialysis machine/monitor Machine which supervises and controls the flow of blood and dialysis fluid through the artificial kidney during the treatment; the machine also prepares the dialysis fluid from water and concentrate

Dialyzer Often referred to as an artificial kidney; a type of filter used in dialysis treatment through which the blood flows and is cleansed

Diffusion Movement of a solute from a higher to a lower concentration area, i.e. transport driven by a concentration gradient

Disposables Only used once

ESRD (end stage renal disease) Failed kidney function which results in a toxic condition if the patient is not treated regularly with dialysis (about three times weekly) or receives a kidney transplant

Extracorporeal Situated or occurring outside (extra) the body (corporeal)

FDA Food and Drug Administration, American authority that regulates the food and drug industry

Fee-for-service American payment system where each procedure or individual component of a treatment is billed separately.

Flat sheet A type of oxygenator using flat sheet membrane material

Gambrosol trio Trade name for multi-component bag with PD solution, where the glucose concentration can be selected

Gene therapy A procedure placing specifically engineered genes e.g. in the arteries of the heart to promote the growth arteries around blockages

Glomerulonephritis Inflammation of the glomeruli of the kidney (see below)

Glomerulus A very small global structure of minute blood capillaries in the nephron

HCFA Health Care Financing Adminstration. The agency of the Department of Health and Human Services that administers the Medicare and Medicaid programs in the US

HIPAA The Health Insurance Portability and Accountability Act of 1996

HIPAA Health Insurance Reform Title I of HIPAA protects health insurance coverage for workers and their families when they change or lose their jobs

HMO Health Maintenance Organization (USA). A health care organization that acts as both insurer and provider of comprehensive but specified medical services. A defined set of benefits is provided to a voluntarily enrolled population for a capitated payment per member per month (PMPM)

Hemodiafiltration (HDF) Treatment designed to remove accumulated metabolic products from blood by a combination of diffusive and convective transport through a semi-permeable membrane of high-flux type.

Hemodialysis (HD) In this form of treatment, the blood is conducted, via blood lines outside the body, through the dialyzer, where the purification takes place. In the dialyzer, the blood and the dialysis fluid flow on opposite surfaces of a thin membrane. Waste products are transported from the blood through the membrane and carried away by the dialysis fluid. The body's excess fluid is removed through the membrane by means of a pressure differential created by the dialysis machine. The entire process is monitored and controlled by the dialysis machine

Hemofiltration (HF) Treatment designed to remove accumulated metabolic products from blood by the process of convective transport as a consequence of ultrafiltration through a semi-permeable membrane of high-flux type; the volume of filtered fluid exceeding the desired weight loss is replaced by sterile pyrogen-free infusion solution

High flux membrane Membrane which is more permeable, open, to the passage of solutes and fluid, than conventional membranes

Hollow fiber A type of oxygenator using small diameter tubes

Kidney Approximately 1,700 liters of blood normally pass through the kidneys every 24 hours. In the kidneys, the blood is distributed into about two million nephrons. The nephron is the kidney's smallest functional unit; it can independently clean the blood and produce urine. In the nephron, the blood flows first to the glomerulus, a very small global structure of minute blood capillaries. There, a large part of the liquid in the blood is squeezed out through small holes in the capillaries. The liquid contains water, waste products, salts and many nutritive substances. The primary urine is captured in "Bowman's capsule," which surrounds the entire glomerulus. The primary urine is then concentrated. The greater part of the liquid, as well as salts and nutritive substances, are reabsorbed by the blood. What remains is urine, which is discharged to the bladder via the renal pelvis and the ureter.

Leukoreduction Removal of contaminating white blood cells from donor red blood cells and platelets

Managed care A category of health care organization in the US that seeks to control cost by monitoring how member doctors and hospitals treat patients and by limiting access to specialists and costly procedures

Medicaid A US federal/state entitlement program that provides medical assistance for low income persons who are aged, blind, disabled, or members of families with dependent children

Medicare A federally funded health insurance program that provides benefits to the elderly (over the age of 65), disabled, and those with ESRD in the US. Medicare is administered by the HCFA

Nephron The kidneys smallest functional unit; it can independently clean the blood and produce urine

On-line preparation Step-wise ultrafiltration of machine-prepared dialysis fluid to remove bacteria and pyrogens converting the fluid into sterile infusion fluid

Osteodystrophy Defective bone formation

Pathogen inactivation A process to inactivate viruses, bacteria and other pathogens prevailing in the blood

PD cycler Machine used to administer PD fluid to patients automatically, usually used during night

Peritoneal dialysis (PD) Peritoneal dialysis is a form of dialysis that differs from the more common hemodialysis in that the blood is treated without being removed from the body. Instead, the cleansing fluid is brought into the patient's abdominal cavity, where the peritoneum acts as a dialysis membrane. Dialysis fluid in plastic bags, sterile blood lines, and in some cases special machines to pump the fluid in and out of the body, are required in this form of treatment. In the most common form of peritoneal dialysis, known as CAPD (Continuous Ambulatory Peritoneal Dialysis), the patient manually changes the dialysis fluid approximately every four hours. With APD (Automated Peritoneal Dialysis), treatment can be performed by a machine, and can thus take place even when the patient is sleeping

Plasma The fluid plasma transports nutrients, salts, waste products and other substances

Platelet A blood component that promotes clotting of the blood to prevent bleeding

Platelet Gel A clot inducing gel-like material made from platelets

Preoperative apheresis Removal of specific blood components (apheresis) from a patient prior to the operation (preoperative)

Red blood cells (erythrocytes) The red blood cells, which are tiny, pliable discs, are transported through our arteries and veins 3,000 times per day. Their primary function is to deliver oxygen to tissues

Stem cells Stem cells are found in the bone marrow or, to a lesser extent, in the peripheral blood system. They are the blood's mother cells, which eventually develop into red or white blood cells or blood platelets

Stem cell therapy Stem cells are collected from the blood system and infused into the patient who is then capable of forming new blood. Cancer patients may need an infusion of various types of stem cells following treatment with cytotoxic drugs or chemotherapy

Synthetic membrane Made from man-made materials; applies to most modern membranes (alternative to cellulosic membranes)

Theurapeutic apheresis Diseased or damaged blood cells or plasma are removed from the patient and replaced by donated or artificially produced (healthy) blood cells

Transfusion medicine Involves the collection of various blood components from healthy donors for transfusion to patients in need of such therapy

Ultrafiltration The movement of fluid through a membrane caused by a pressure gradient

Volume control Control of the fluid removal from blood, which needs to take place during dialysis to compensate for the lost renal function (about 1 liter/day)

Water treatment Special pre-treatment of water for dialysis removing minerals and microbiological contaminants to a safe level

White blood cells (leukocytes) White blood cells are circulating nucleated cells that are classified into a number of subgroups that in an overall sense function to protect the body when it is exposed to challenges such as disease, toxins, allergens etc

Mary E. Jones, age 79
Cincinnati, USA
Likes listening to big band music
Dialysis patient for four years



I love singing and dancing. Sometimes I sing for the staff at the clinic. Most of the time I feel fine, but I have trouble sleeping at night when I am due to have a dialysis treatment. Then I watch a lot of television. I'm pleased if there's an old Western film. My sister gives me a lot of support. We talk every day.

Annual General Meeting

The Annual General Meeting will be held on Monday, March 25, 2002, at 6.00 pm, at Stockholm Globe Arena's Annex, Stockholm.

Notification

Shareholders who wish to participate in the Annual General Meeting must be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) not later than Wednesday, March 13, 2002.

Shareholders whose shares are registered in the names of trustees must in ample time prior to March 13, 2002, temporarily reregister the shares in their own names in VPC's share register.

Shareholders who wish to participate in the Annual General Meeting must notify the Company by mail to Gambro AB, Box 7373, SE-103 91 Stockholm, not later than 12.00 noon on Tuesday, March 19, 2002. Separate invitations have been sent. Notification may also be made by telephone to +46 8 507 126 12, by fax to +46 8 613 65 78, or on the company's Web site www.gambro.com/investors/

Dividend

The Board of Directors has proposed Thursday, March 28, 2002, as the dividend record date. If the Annual General Meeting approves the proposal, dividends are expected to be paid from VPC on April 4, 2002.

Financial reports

Annual General Meeting:	March 25, 2002
Three-month report, January-March:	April 26, 2002
Six-month report, January-June:	July 26, 2002
Nine-month report, January-September:	October 25, 2002

Financial reports can be ordered from
Gambro AB
P.O. Box 7373
SE-103 91 Stockholm
Sweden
Phone: +46 8 613 65 00
Fax: +46 8 613 65 78
weborder@gambro.com

All financial information is published on Gambro's Web site, www.gambro.com, immediately after release.

Investor relations

Pia Irell
Director Investor Relations
Phone: +46 8 613 65 91
pia.irell@gambro.com

Investor relations USA
Kevin Smith
President Gambro Inc.
Phone: +1 303 232 6800
kevin.smith@gambro.com

Editorial management:
Appelberg Publishing Agency, Stockholm

Design and layout:
Strateg Marknadsföring, Örebro

Photo:
Urban Jörén, Stockholm; Anthony Camera, Denver; Stewen Quigley, Uppsala

Prepress and print:
db grafiska, Örebro

The Gambro heritage

Gambro was founded in Lund, Sweden, in 1964 by the industrialist Holger Crafoord, who carried out the industrial development and marketing of the single-use artificial kidney invented by Professor Nils Alwall.

Single-use artificial kidneys and dialysis machines began to be mass-produced in 1967, and in the 1970s the first plant outside Sweden was built in Germany.

Publicly listed in 1983, Gambro gradually built its operations into a globally leading company in renal care, healthcare services, cardiovascular surgery and blood-component technology.

Gambro has acquired a number of companies with expertise in specific product areas, enabling it to broaden its product range. Acquiring the French Hospal company in 1987 gave Gambro access to the most advanced dialysis membrane in the world at the time. The revolutionary BiCart bicarbonate cartridge was introduced in the same year.

The acquisition of the American COBE operations in 1990 gave Gambro access to blood-component technology including the Spectra blood separator and, later, a new system for collection of blood components, Trima.

In 1992, Gambro expanded its operations by acquiring a majority stake in the American REN Corporation clinic chain. Vivra in the US – the world's third-largest dialysis-clinic chain – was purchased in 1997 and integrated with Gambro's American dialysis-clinic operations.

The Intensive Care and Anesthesia business area was sold in 1994, and the Cardiopulmonary Care business area was divested in 1998.

In 1994, Incentive became the majority shareholder in Gambro. Two years later, Gambro became a wholly owned subsidiary of Incentive. At the same time, the streamlining of the Group toward medical technology continued, and in 1998 Incentive changed its name to Gambro.


GAMBRO

GAMBRO AB
Jakobsgatan 6
P.O. Box 7373
SE-103 91 Stockholm
Sweden
Phone: +46 8 613 65 00
Fax: +46 8 611 28 30
info@gambro.com
www.gambro.com